     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 1996


                                                      REGISTRATION NO. 333-07125
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                         PEDIATRIX MEDICAL GROUP, INC.
             (Exact name of registrant as specified in its charter)

            FLORIDA                           8099                         65-0271219
(State or other jurisdiction of   (Primary Standard Industrial          (I.R.S. Employer
 incorporation or organization)   Classification Code Number)         Identification No.)

                              1455 NORTHPARK DRIVE
                         FT. LAUDERDALE, FLORIDA 33326
                                 (954) 384-0175
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                              ROGER J. MEDEL, M.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         PEDIATRIX MEDICAL GROUP, INC.
                              1455 NORTHPARK DRIVE
                         FT. LAUDERDALE, FLORIDA 33326
                                 (954) 384-0175
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                          COPIES OF COMMUNICATIONS TO:

           REBECCA R. ORAND, ESQ.                              JOHN J. HUBER, ESQ.
        GREENBERG, TRAURIG, HOFFMAN,                            LATHAM & WATKINS
        LIPOFF, ROSEN & QUENTEL, P.A.                              SUITE 1300
            1221 BRICKELL AVENUE                         1001 PENNSYLVANIA AVENUE, N.W.
            MIAMI, FLORIDA 33131                             WASHINGTON, D.C. 20004
               (305) 579-0557                                    (202) 637-2200

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         PEDIATRIX MEDICAL GROUP, INC.

                             CROSS REFERENCE SHEET
              FURNISHED PURSUANT TO ITEM 501(B) OF REGULATION S-K

                FORM S-1 ITEM NUMBER AND CAPTION         LOCATION OR CAPTION IN PROSPECTUS
            ----------------------------------------  ----------------------------------------
 1.    Forepart of the Registration Statement and
         Outside Front Cover Page of Prospectus.....  Facing Page of the Registration
                                                        Statement; Cross-Reference Sheet;
                                                        Outside Front Cover Page
 2.    Inside Front and Outside Back Cover Pages of
         Prospectus.................................  Inside Front Cover Page; Outside Back
                                                        Cover Page
 3.    Summary Information, Risk Factors and Ratio
         of Earnings to Fixed Charges...............  Prospectus Summary; Risk Factors
 4.    Use of Proceeds..............................  Use of Proceeds
 5.    Determination of Offering Price..............  Underwriting
 6.    Dilution.....................................  *
 7.    Selling Security Holders.....................  Principal and Selling Shareholders
 8.    Plan of Distribution.........................  Underwriting
 9.    Description of Securities to be Registered...  Description of Capital Stock; Price
                                                        Range of Common Stock and Dividends
10.    Interests of Named Experts and Counsel.......  *
11.    Information with Respect to the Registrant...
       (a)  Description of Business.................  Prospectus Summary; The Company; Risk
                                                        Factors; Management's Discussion and
                                                        Analysis of Financial Condition and
                                                        Results of Operations; Business
       (b)  Description of Property.................  Business
       (c)  Legal Proceedings.......................  Business
       (d)  Market Price of and Dividends on the
              Registrant's Common Equity and Related
              Shareholder Matters...................  Prospectus Summary; Price Range of
                                                        Common Stock and Dividends;
                                                        Description of Capital Stock; Price
                                                        Range of Common Stock and Dividends;
                                                        Shares Eligible for Future Sale
       (e)  Financial Statements....................  Consolidated Financial Statements;
                                                      Unaudited Pro Forma Condensed
                                                        Consolidated Information
       (f)  Selected Financial Data.................  Selected Consolidated Financial Data
       (g)  Supplementary Financial Information.....  *
       (h)  Management's Discussion and Analysis of
              Financial Condition and Results
              of Operations.........................  Management's Discussion and Analysis of
                                                        Financial Condition and Results of
                                                        Operations
       (i)  Changes in and Disagreements with
              Accountants on Accounting and
              Financial Disclosure..................  *
       (j)  Directors and Executive Officers........  Management; Principal and Selling
                                                        Shareholders
       (k)  Executive Compensation..................  Management
       (l)  Security Ownership of Certain Beneficial
              Owners and Management.................  Principal and Selling Shareholders
       (m)  Certain Relationships and Related
              Transactions..........................  Management
12.    Disclosure of Commission Position on
         Indemnification for Securities Act           *
         Liabilities................................

- ---------------

* Not applicable or answer thereto is negative.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

SUBJECT TO COMPLETION

Dated July 25, 1996


                                3,500,000 SHARES


                                 PEDIATRIX LOGO
                                  COMMON STOCK
                             ---------------------

Of the 3,500,000 shares of Common Stock offered hereby (the "Shares"), 1,500,000 shares are being offered by Pediatrix Medical Group, Inc. (the "Company"), and 2,000,000 shares are being offered by certain shareholders of the Company (the "Selling Shareholders"). See
                 "Principal and Selling Shareholders."

                             ---------------------


The Common Stock is included in the Nasdaq National Market under the symbol "PEDX." On July 24, 1996, the last reported sales price for the Common Stock on the Nasdaq National Market was $36.875 per share. See "Price Range of Common Stock and Dividends."

                             ---------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN
        INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                 A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                                                      PROCEEDS
                                    PRICE TO                        PROCEEDS TO      TO SELLING
                                     PUBLIC         UNDERWRITING     COMPANY(2)     SHAREHOLDERS
                                                   DISCOUNTS AND
                                                   COMMISSIONS(1)
- --------------------------------------------------------------------------------------------------
PER SHARE                               $                $               $               $
TOTAL(3)                                $                $               $               $
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $600,000.


(3) Certain Selling Shareholders have granted the Underwriters a 30-day option to purchase up to an additional 525,000 shares to cover over-allotments, if any. If all such shares are purchased, the total price to public, underwriting discounts and commissions, proceeds to Company and proceeds to
    Selling Shareholders will be $            , $            , $            and
    $            , respectively. See "Underwriting."

                             ---------------------

     The Shares are offered by the several Underwriters named herein when, as and if received and accepted by them, subject to their right to reject any order in whole or in part and subject to certain other conditions. It is expected that delivery of the Shares will be made in New York, New York, on or about
            , 1996.
                             ---------------------

DEAN WITTER REYNOLDS INC.
                ALEX. BROWN & SONS
                  INCORPORATED

                                      DONALDSON, LUFKIN & JENRETTE
                                     SECURITIES  CORPORATION

                                                              HAMBRECHT & QUIST
                                                               SMITH BARNEY INC.

            , 1996

                               [MAP OF THE U.S.]

     The graphic is a map of the United States which designates the locations of the neonatal intensive care units, pediatric intensive care units and pediatrics clinics where the Company provides physician management services.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     3
Prospectus Summary....................     4
Risk Factors..........................     8
The Company...........................    13
Recent Developments...................    13
Use of Proceeds.......................    15
Price Range of Common Stock and
  Dividends...........................    16
Capitalization........................    16
Selected Consolidated Financial
  Data................................    17
Unaudited Pro Forma Condensed
  Consolidated Information............    19

                                        PAGE
                                        ----
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    23
Business..............................    29
Management............................    37
Principal and Selling Shareholders....    43
Description of Capital Stock..........    44
Shares Eligible for Future Sale.......    46
Underwriting..........................    48
Legal Matters.........................    49
Experts...............................    49
Index to Consolidated Financial
  Statements..........................    50

                             ---------------------

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the contract or document filed as an exhibit to the Registration Statement and incorporated by reference herein. The Company is subject to the information requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission (collectively, "Exchange Act Filings"). The Registration Statement, including exhibits and schedules thereto, as well as the Company's Exchange Act Filings may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at its Washington address upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission, or accessed through the Commission's Internet address at http://www.sec.gov.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, references in this Prospectus to the Company or Pediatrix include Pediatrix Medical Group, Inc., its predecessor and its subsidiaries and the professional associations and partnerships (the "PA Contractors") which are separate legal entities that contract with the Company to provide physician services in certain states and Puerto Rico, and references to PMG refer only to Pediatrix Medical Group, Inc.

                                  THE COMPANY

     Pediatrix is the nation's leading provider of physician management services to hospital-based neonatal intensive care units ("NICUs"). NICUs provide medical care to newborn infants with low birth weight and other medical complications, and are staffed with specialized pediatric physicians, known as neonatologists. Based upon its own market research, knowledge of the health care industry and experience in neonatology, the Company believes that it is the only provider of NICU physician management services that markets its services on a national basis. The Company also provides physician management services to hospital-based pediatric intensive care units ("PICUs"), units which provide medical care to critically ill children and are staffed with specially-trained pediatricians, and to pediatrics departments in hospitals. As of June 15, 1996, the Company provided services to 58 NICUs, eight PICUs and three pediatrics departments in 14 states and Puerto Rico and employed or contracted with 162 physicians.

     The Company staffs and manages NICUs and PICUs in hospitals, providing the physicians, professional management and administrative support, including physician billing and reimbursement expertise and services. The Company's policy is to provide 24-hour coverage at its NICUs and PICUs with on-site or on-call physicians. As a result of this policy, physicians are available to provide continuous pediatric support to other areas of the hospital on an as-needed basis, particularly in the obstetrics, nursery and pediatrics departments, where immediate accessibility to specialized care is critical.

     Pediatrix established its leading position in physician management services to NICUs by developing a comprehensive care model and management and systems infrastructure that address the needs of patients, hospitals, payor groups and physicians. Pediatrix addresses the needs of (i) patients by providing continuous, comprehensive, professional quality care, (ii) hospitals by recruiting, credentialing, and retaining neonatologists and hiring related staff to operate NICUs in a cost-effective manner thereby relieving hospitals of the financial and administrative burdens of operating the NICUs, (iii) payor groups by providing cost-effective care to patients, and (iv) physicians by providing administrative support, including billing and reimbursement expertise and services, to enable them to focus on providing care to patients, and by offering an opportunity for career advancement within Pediatrix.

     Of the approximately four million babies born in the United States in 1994, approximately 10% required neonatal treatment. Demand for neonatal services is primarily due to premature births, which are often characterized by low birth weight and other medical complications. A majority of high-risk mothers whose births require neonatal treatment are not identified until the time of delivery, thus heightening the need for continuous coverage by neonatologists. Across the United States, NICUs are concentrated primarily among hospitals located in metropolitan areas with a higher volume of births. NICUs are important to hospitals since obstetrics generates one of the highest volumes of admissions and obstetricians generally prefer to perform deliveries at hospitals with NICUs. Hospitals must maintain cost-effective care and service in these units to enhance the hospital's desirability to the community, physicians and managed care payors.

     The Company's objective is to enhance its position as the nation's leading provider of physician management services to NICUs by adding new units and increasing same unit growth. The key elements of the Company's strategy are as follows:

     - Continue to focus exclusively on neonatology and pediatrics

     - Acquire well-established neonatal physician group practices

     - Develop regional networks to facilitate relationships with third party payors

     - Increase same unit growth

     - Assist hospitals by promoting cost-effective, quality care

     - Continue to develop new business models to meet the challenges of managed care

     Since its initial public offering in September 1995 (the "IPO"), the Company has completed six acquisitions (the "Recent Acquisitions") of neonatal physician group practices, which (i) added 24 NICUs, four PICUs and one pediatrics department, (ii) added 50 physicians, (iii) established the Company in three new markets, Denver, Phoenix and El Paso and (iv) expanded the Company's presence in Southern California. To support this growth and to facilitate the integration of acquisitions, the Company has enhanced its management infrastructure. See "Recent Developments."

     The Company's net patient service revenue increased from $10.5 million in 1991 to $43.9 million for the year ended December 31, 1995 ($69.4 million for the year ended December 31, 1995 on a pro forma basis), representing a compound annual growth rate of 43.0% (60.4% on a pro forma basis). Over the same period, net income increased from $1.8 million in 1991 to $6.7 million for the year ended December 31, 1995, representing a compound annual growth rate of 38.1%.

     The Company's net patient service revenue was $17.8 million for the three months ended June 30, 1996, as compared with $9.1 million for the same period in 1995, representing an increase of 95.6%. Net income increased 150.0% to $3.0 million for the three months ended June 30, 1996 as compared with $1.2 million for the same period in 1995. Net income per share increased 100.0% to $0.22 per share for the three months ended June 30, 1996 as compared with $0.11 per share for the same period in 1995. The Company's net patient service revenue was $33.9 million for the six months ended June 30, 1996, as compared with $18.0 million for the same period in 1995, representing an increase of 88.3%. Net income increased 133.3% to $5.6 million for the six months ended June 30, 1996 as compared with $2.4 million for the same period in 1995. Net income per share increased 95.2% to $0.41 per share for the six months ended June 30, 1996 as compared with $0.21 per share for the same period in 1995.

                                  THE OFFERING


Common Stock Offered by the Company...................  1,500,000 shares
Common Stock Offered by the Selling Shareholders......  2,000,000 shares
Common Stock Outstanding After the Offering...........  14,576,170 shares(1)
Use of Proceeds by the Company........................  Estimated net proceeds of $69.2 million to the Company will be used
                                                          for possible future acquisitions,
                                                          working capital requirements for
                                                          new hospital contracts and general
                                                          corporate purposes. See "Use of
                                                          Proceeds."
Nasdaq National Market Symbol.........................  "PEDX"


- ---------------

(1) Excludes (i) 2,430,954 shares of Common Stock reserved for issuance under the Company's amended and restated stock option plan (the "Stock Option Plan"), of which options for an aggregate of 1,941,029 shares of Common Stock were issued and outstanding as of June 15, 1996 and options for an aggregate of 444,127 shares of Common Stock were exercisable as of June 15, 1996, and (ii) 1,000,000 shares of Common Stock reserved for issuance under the Company's 1996 Qualified Employee Stock Purchase Plan and 1996 Non-Qualified Employee Stock Purchase Plan (collectively the "Stock Purchase Plans"), none of which had been issued as of June 15, 1996. See "Management -- Stock Option Plans."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                       THREE MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                             MARCH 31,
                                    ------------------------------------------------------------   --------------------------
                                                                                     1995                         1996
                                                                              ------------------            -----------------
                                                                                          PRO                          PRO
                                     1991      1992      1993      1994       ACTUAL    FORMA(1)    1995    ACTUAL   FORMA(2)
                                    -------   -------   -------   -------     -------   --------   ------   -------  --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AND OTHER OPERATING DATA)
CONSOLIDATED INCOME STATEMENT DATA:
Net patient service revenue........ $10,497   $15,438   $23,570   $32,779     $43,860   $69,423    $8,886   $16,127  $21,342
Operating expenses:
  Salaries and benefits............   6,291     9,585    14,852    20,723      29,545    47,204     6,270    10,796   14,216
  Supplies and other operating
    expenses.......................   1,044     1,743     2,230     2,774       3,451     8,568       607     1,213    2,017
  Depreciation and amortization....      39        60        95       244         363     1,763        74       233      460
  Nonrecurring expense(3)..........      --    15,400        --        --          --        --        --        --       --
                                    -------   -------   -------   -------     -------   --------   ------   -------  --------
        Total operating expenses...   7,374    26,788    17,177    23,741      33,359    57,535     6,951    12,242   16,693
                                    -------   -------   -------   -------     -------   --------   ------   -------  --------
Income (loss) from operations......   3,123   (11,350)    6,393     9,038      10,501    11,888     1,935     3,885    4,649
Investment income..................      81       160        45       208         804       537       107       499       92
Interest expense...................      --       (49)     (105)      (90)       (117)     (124 )     (28)      (35)     (35 )
Other income (expense), net........      --        45       (17)       --          --        58        --        --       --
                                    -------   -------   -------   -------     -------   --------   ------   -------  --------
Income (loss) before income
  taxes............................   3,204   (11,194)    6,316     9,156      11,188    12,359     2,014     4,349    4,706
Income tax provision (benefit).....   1,358    (3,536)    2,166     3,749       4,475     5,262       805     1,737    1,904
                                    -------   -------   -------   -------     -------   --------   ------   -------  --------
Net income (loss)(4)............... $ 1,846   $(7,658)  $ 4,150   $ 5,407     $ 6,713   $ 7,097    $1,209   $ 2,612  $ 2,802
                                    =======   =======   =======   =======     =======   =========  ======   =======  =========
Net income per common and common
  equivalent share(5)..............                               $   .47     $   .55   $   .58    $  .10   $   .19  $   .20
                                                                  =======     =======   =========  ======   =======  =========
Weighted average shares
  outstanding(5)...................                                11,430      12,216    12,216    11,614    13,726   13,726
                                                                  =======     =======   =========  ======   =======  =========
OTHER OPERATING DATA:
Number of units at end of period:
  NICU.............................       6        13        18        22          37                  23        47
  PICU.............................       2         2         3         5           4                   5         7
  Other pediatric services.........      --        --         1         1           2                   2         3
Number of physicians at end of
  period...........................      25        42        52        75         114                  77       131
Number of births(6)................  16,127    23,289    32,532    39,541      59,186              10,991    25,337
NICU admissions....................   2,563     3,600     4,777     5,823       7,611               1,528     2,798
NICU patient days..................     N/A       N/A    59,024    64,615      87,672              17,248    33,424

                                                                                                 MARCH 31, 1996
                                                                                      ------------------------------------
                                                                                                   PRO        PRO FORMA
                                                                                      ACTUAL    FORMA(7)    AS ADJUSTED(8)
                                                                                      -------   ---------   --------------
                                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...........................................................   $7,084     $7,084       $ 76,326
Working capital.....................................................................   39,717     21,267         90,509
Total assets........................................................................   77,371     77,956        147,198
Total liabilities...................................................................   11,809     12,394         12,394
Long-term debt, including current maturities........................................      799        799            799
Stockholders' equity................................................................   65,562     65,562        134,804

(1) Gives effect to the Recent Acquisitions and the acquisition of Neonatal Pediatric Intensive Care Medical Group, Inc. ("NAPIC") as if such transactions had occurred as of January 1, 1995. See "Recent Developments" and "Unaudited Pro Forma Condensed Consolidated Information."
(2) Gives effect to the Recent Acquisitions as if such transactions had occurred as of January 1, 1995. See "Recent Developments" and "Unaudited Pro Forma Condensed Consolidated Information."
(3) Reflects nonrecurring payments aggregating $15.4 million to certain of the Company's physicians as bonuses for prior services and for covenants not to compete occuring at the time of the investment in the Company by Summit Ventures III, L.P. and Summit Investors II, L.P. (collectively "Summit") in 1992.
(4) Immediately prior to the consummation of the IPO, the outstanding shares of redeemable cumulative convertible preferred stock (the "Convertible Preferred Stock") were converted into 4,571,063 shares of Common Stock and unpaid dividends on the Convertible Preferred Stock of approximately $3.7 million were forgiven pursuant to the terms of the Series A Preferred Stock Purchase Agreement, dated as of October 26, 1992. Upon conversion, such amounts were credited to the common stock and additional paid-in capital accounts. The net income (loss) amounts do not include accrued and unpaid dividends with respect to the Convertible Preferred Stock.
(5) Such amounts represent net income per common share and common equivalent share, pro forma, to give effect to the conversion of the Convertible Preferred Stock, which was not determined to be a Common Stock equivalent, into Common Stock in connection with the IPO for 1994 and 1995. The net income per common share is computed based upon the weighted average number of shares of Common Stock and Common Stock equivalents, including the number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock, outstanding during the period. Common Stock issued by the Company during the 12 months immediately preceding the initial filing of the registration statement relating to the IPO, plus Common Stock equivalents relating to the grant of Common Stock options during the same period, have been included in the calculation of weighted average number of Common Stock equivalents outstanding for 1994 and 1995, using the treasury stock method and the IPO price of $20 per share.
(6) Represents number of births at the hospitals with which the Company provided physician management services during the periods indicated.
(7) Adjusted to give effect to the acquisitions consummated in the second quarter of 1996 (the "1996 Second Quarter Acquisitions") described in "Recent Developments" and "Unaudited Pro Forma Condensed Consolidated Information," as if all of these transactions occurred as of March 31, 1996.
(8) Adjusted to give effect to (i) the sale of 1,500,000 shares of Common Stock offered hereby by the Company and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds" and (ii) the 1996 Second Quarter Acquisitions as if all of these transactions occurred as of March 31, 1996. See "Recent Developments" and "Unaudited Pro Forma Condensed Consolidated Information."

                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the Shares offered hereby. This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth below, which could cause actual results to differ materially from those indicated by such forward-looking statements.

     Health Care Regulatory Environment Could Increase Restrictions on the Company. The health care industry and physicians' medical practices are highly regulated. Neonatal and other health care services that the Company offers and proposes to offer are subject to extensive federal and state laws and regulations governing matters such as licensure and certification of facilities and personnel, conduct of operations, audit and retroactive reimbursement policies, adjustment of prior government billings and prohibitions on payments for the referral of business and self referrals. Failure to comply with these laws, or a determination that in the past the Company has failed to comply with these laws, could have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the health care regulatory environment will not change so as to restrict the Company's existing operations or limit the expansion of its business. Changes in government regulation could also impose new requirements, involving compliance costs which cannot be recovered through price increases. See
"Business -- Government Regulation."

     Reliance upon Government Programs; Possible Reduction in
Reimbursement. Approximately 26%, 31% and 30% of the Company's net patient service revenue in 1994, 1995 and the three months ended March 31, 1996, respectively, was derived from payments made by government-sponsored health care programs (principally Medicaid). Increasing budgetary pressures may lead to reimbursement reductions or limits, reductions in these programs or elimination of coverage for certain individuals or treatments under these programs. Federal legislation could result in a reduction of Medicaid funding or an increase in state discretionary funding through block grants, or a combination thereof. State Medicaid waiver requests if granted by the federal government could increase discretion, or reduce coverage of or funding for certain individuals or treatments under the Medicaid program, in the absence of new federal legislation. Increased state discretion in Medicaid, coupled with the fact that Medicaid expenditures comprised a substantial and growing share of state budgets, could lead to significant reductions in reimbursement. In addition, these programs generally reimburse on a fee schedule basis, rather than a charge-related basis. Therefore, the Company generally cannot increase its revenues by increasing the amount it charges for services provided. To the extent the Company's costs increase, the Company may not be able to recover such cost increases from government reimbursement programs. In various states, Medicaid managed care is encouraged and may become mandated. In such systems health maintenance organizations ("HMOs") bargain for reimbursement with competing providers and contract with the state to provide benefits to Medicaid enrollees. Such systems are intended and expected to reduce Medicaid reimbursement of providers. Legislation enacted in states could result in reduced payments to the Company for Medicaid patients. Additionally, Proposition 187, which was adopted by referendum in California, but has been enjoined by a California court, may limit the access by illegal aliens to Medicaid funds in California. In the event similar legislation is passed in other states with large illegal alien populations, such as Arizona and Florida, the Company's ability to collect for medical services rendered to such patients could be adversely affected. Changes in government-sponsored health care programs which result in the Company being unable to recover cost increases through price increases or otherwise could have a material adverse effect on the Company's financial condition and results of operations. Because of cost containment measures and market changes in non-governmental insurance plans, the Company may not be able to shift cost increases to, or recover them from, non-governmental payors. In addition, funds received under government programs are subject to audit with respect to the proper billing for physician services and, accordingly, retroactive adjustments of revenue from these programs may occur. See "Business -- Government Regulation."

     State Laws Regarding Prohibition of Corporate Practice of
Medicine. Business corporations, such as PMG, are generally not permitted under state law to practice medicine, exercise control over the medical judgments or decisions of physicians or engage in certain practices, such as fee splitting, with physicians. In the states in which the Company operates, other than Florida, there exist potential judicial or governmental interpretations which may extend the scope of the corporate practice of medicine and/or medical practices acts principles. For such reasons, or for business reasons, PMG contracts with the PA Contractors (which are owned by a licensed physician in the state) in such states, which in turn employ or contract with physicians to provide necessary physician services to hospitals with which the Company provides physician management services. There can be no assurance that regulatory authorities or other parties will not assert that PMG is engaged in the corporate practice of medicine or that the percentage fee arrangements between PMG and the PA Contractors constitute fee splitting or the corporate practice of medicine. If such a claim were successfully asserted in any jurisdiction, PMG could be subject to civil and criminal penalties under such jurisdiction's laws and could be required to restructure its contractual arrangements. Such results or the inability to successfully restructure contractual arrangements could have a material adverse effect on the Company's financial condition and results of operations. In states where PMG is not permitted to practice medicine, PMG performs only non-medical administrative services, does not represent to the public or its clients that it offers medical services and does not exercise influence or control over the practice of medicine by the physicians employed by the PA Contractors. Accordingly, the Company believes it is not in violation of applicable state laws relating to the corporate practice of medicine. See "Business -- Contractual Relationships."

     Risk of Applicability of Anti-Kickback and Self-Referral Laws. Federal anti-kickback laws and regulations prohibit any knowing and willful offer, payment, solicitation or receipt of any form of remuneration, either directly or indirectly, in return for, or to induce (i) referral of an individual for a service for which payment may be made by Medicaid or another government-sponsored health care program or (ii) purchasing, leasing, ordering or arranging for, or recommending the purchase, lease or order of, any service or item for which payment may be made by a government-sponsored health care program. Violations of anti-kickback rules are punishable by monetary fines, civil and criminal penalties and exclusion from participation in Medicare and Medicaid programs. Effective January 1, 1995, federal physician self-referral laws became applicable to inpatient and outpatient hospital services. Subject to certain exceptions, these laws, such as "Stark I" and "Stark II," prohibit Medicare or Medicaid payments for services furnished by an entity pursuant to a referral by a physician who has a financial relationship with the entity through ownership, investment, or a compensation arrangement. Possible sanctions for violation of these laws include civil monetary penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions. Certain states in which the Company does business have similar anti-kickback, anti-fee splitting and self-referral laws, imposing substantial penalties for violations. The Company's relationships, including fee payments, among PA Contractors, hospital clients and physicians have not been examined by federal or state authorities under these laws and regulations. Although the Company believes it is in compliance with these laws and regulations, there can be no assurance that federal or state regulatory authorities will not challenge the Company's current or future activities under these laws. See "Business -- Strategy" and "Business -- Government Regulation."

     Uncertainty Relating to Federal and State Legislation. Federal and state governments have recently focused significant attention on health care reform. Some of the proposals under consideration, or others which may be introduced, could, if adopted, have a material adverse effect on the Company's financial condition and results of operations. It is not possible to predict which, if any, proposal that has been or will be considered will be adopted. The Company cannot predict what effect any future legislation will have on the Company. There can be no assurance that any future state or federal legislation or other changes in the administration or interpretation of governmental health care programs will not adversely affect the Company's financial condition and results of operations. See "Business -- Government Regulation."

     Risks Relating to Acquisition Strategy. The Company has expanded and intends to continue to expand its geographic and market penetration primarily through acquisitions of physician group practices. In implementing this acquisition strategy, the Company will compete with other potential acquirers, some of which may have greater financial or operational resources than the Company. Competition for acquisitions may intensify due to the ongoing consolidation in the health care industry, which may increase the costs of capitalizing on such opportunities. While the Company has recently completed the Recent Acquisitions, there can be no assurance that future acquisition candidates will be identified or that any future acquisition will be consummated or, if consummated, that any acquisition, including the Recent Acquisitions, will be integrated successfully into the Company's operations or that the Company will be successful in achieving its objectives. The Recent Acquisitions also involve numerous short and long term risks, including diversion of management's attention, failure to retain key personnel, amortization of acquired intangible assets and the effects of contingent earn-out payments. At March 31, 1996, approximately $17.7 million, or approximately 22.9% of total assets, was goodwill relating to acquisitions. Subsequent to March 31, 1996, the Company made three acquisitions, resulting in additional aggregate goodwill of approximately $18.5 million. The Company may also incur one-time acquisition expenses in connection with acquisitions. Consummation of acquisitions could result in the incurrence or assumption by the Company of additional indebtedness and the issuance of additional equity. The issuance of shares of Common Stock for an acquisition may result in dilution to shareholders. Also, as the Company enters into new geographic markets, the Company will be required to comply with laws and regulations of states that differ from those in which the Company's operations are currently conducted. There can be no assurance that the Company will be able to effectively establish a presence in these new markets. While many of the expenses arising from the Company's efforts in these areas may have a negative effect on operating results until such time, if at all, as these expenses are offset by increased revenues, there can be no assurance that the Company will be able to implement its acquisition strategy, or that this strategy will ultimately be successful. See "Use of Proceeds," "Unaudited Pro Forma Condensed Consolidated Information," "Business -- Strategy," "Business -- Marketing," and "Business -- Government Regulation."

     Growth Strategy; Rapid Growth. Since the IPO, the Company has experienced rapid growth in its business and number of employees. Continued rapid growth may impair the Company's ability to efficiently provide its physician management services and to adequately manage its employees. While the Company is taking steps to manage rapid growth, future results of operations could be materially adversely affected if it is unable to do so effectively.

     Quarterly Fluctuations in Operating Results; Potential Volatility. The Company has historically experienced and expects to continue to experience quarterly fluctuations in net patient service revenue and associated net income due to unit specific volume and cost fluctuations. The Company has a high level of fixed operating costs, including physician costs, and, as a result, is highly dependent on the volume of births and capacity utilization of NICUs and PICUs to sustain profitability. Results of operations for any quarter are not necessarily indicative of results of operations for any future period or for the full year. As a result, there can be no assurance that results of operations will not fluctuate significantly from period to period. There has been significant volatility in the market price of securities of health care companies that often has been unrelated to the operating performance of such companies. The Company believes that certain factors, such as legislative and regulatory developments, quarterly fluctuations in the actual or anticipated results of operations of the Company, lower revenues or earnings in the financial results of the Company than those anticipated by securities analysts, the overall economy and the financial markets, could cause the price of the Common Stock to fluctuate substantially.

     Impact of Payor Discounts and Capitation Arrangements. The evolving managed care environment has created substantial cost containment pressures for the health care industry. The Company's business could be adversely affected by reductions in reimbursement amounts or rates, changes in services covered and similar measures which may be implemented by government sponsored health care programs or by other third party payors. The Company's contracts with payors and managed care organizations traditionally have been fee-for-service arrangements. At June 15, 1996, the Company had six shared-risk capitated arrangements with payors in Southern California, Arizona and Texas. These arrangements and any future arrangements may adversely affect the Company's financial condition and results of operations if the Company is unable to limit the risks associated with such arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Contractual Relationships" and "Business -- Government Regulation."

     Professional Liability and Insurance. The Company's business entails an inherent risk of claims of physician professional liability. The Company periodically becomes involved as a defendant in medical malpractice lawsuits, some of which are currently ongoing, and is subject to the attendant risk of substantial damage awards. See "Business -- Proceedings." The Company's contracts with hospitals generally require the Company to indemnify certain parties for losses resulting from the negligence of physicians who are managed by or affiliated with the Company. While the Company believes it has adequate professional liability insurance coverage, there can be no assurance that a pending or future claim or claims will not be successful or if successful will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs and on favorable terms. See "Business -- Professional Liability and Insurance."

     Collection and Reimbursement Risk. The Company assumes the financial risk related to collection, including the potential uncollectibility of accounts and delays attendant to reimbursement by third party payors, such as government programs, private insurance plans and managed care plans. Failure to manage adequately the collection risks and working capital demands could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Contractual Relationships" and "Business -- Government Regulation."

     Contract Administrative Fees; Cancellation or Non-renewal of
Contracts. The Company's net patient service revenue is derived primarily from fee-for-service billings for patient care provided by its physicians and from administrative fees. Certain contracting hospitals that do not generate sufficient patient volume pay the Company administrative fees to assure the Company a minimum revenue level. If, at the time of renewal of the contracts with the hospitals currently paying administrative fees to the Company, such hospitals continue to generate insufficient patient volume but elect not to pay administrative fees to assure the Company a minimum revenue level, then the Company could either choose not to renew the contract or renew the contract with lower gross profit margins at such hospitals. Administrative fees include guaranteed payments to the Company, as well as fees paid to the Company by certain hospitals for administrative services performed by the Company's medical director at such hospital. Administrative fees accounted for 13%, 12% and 10% of the Company's net patient service revenue during 1994, 1995 and the three months ended March 31, 1996, respectively. The Company's contracts provide for approximately three-year terms and are generally terminable by the hospital upon 90 days' written notice. The Company has six contracts representing ten NICUs, five PICUs and one pediatrics department that have come up for renewal or are scheduled to be renewed in 1996. The administrative fees for these contracts aggregate approximately $3.2 million on an annual basis under their current terms. The Company has not been notified that these contracts will not be renewed and is currently providing services and receiving payment pursuant to the terms of such contracts. While the Company has in most cases been able to negotiate renewal of its contracts in the past, no assurance can be given that the Company's contracts with hospitals will not be canceled or will be renewed in the future or that the administrative fees will be continued. To the extent that the Company's contracts with hospitals are canceled or are not renewed or replaced with other contracts with at least as favorable terms, the Company's financial condition and results of operations could be adversely affected. See "Business -- Contractual Relationships."

     Competition. The health care industry is highly competitive and subject to continual changes in the method in which services are provided and the manner in which health care providers are selected and compensated. The Company believes that private and public reforms in the health care industry emphasizing cost containment and accountability will result in an increasing shift of NICU and related pediatric care from highly fragmented, individual or small practice neonatology providers to physician management companies. Companies in other health care industry segments, such as managers of other hospital-based specialties or currently expanding large physician group practices, some of which have financial and other resources greater than those of the Company, may become competitors in providing management of neonatal and pediatric intensive care services to hospitals. Increased competition could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Competition."

     Dependence on Qualified Neonatologists. The Company's business strategy is dependent upon its ability to recruit and retain qualified neonatologists. The Company has been able to compete with many types of health care providers, as well as teaching, research and governmental institutions, for the services of such physicians. No assurance can be given that the Company will be able to continue to recruit and retain a sufficient number of qualified neonatologists who provide services in markets served by the Company on terms similar to its current arrangements. The inability to successfully recruit and retain physicians could adversely affect the Company's ability to service existing or new units at hospitals, or expand its business.

     Dependence on Key Personnel. The Company's success depends to a significant extent on the continued contributions of its key management, business development, sales and marketing personnel, including one of the Company's principal shareholders, President, Chief Executive Officer and co-founder, Dr. Roger Medel, for management of the Company and successful implementation of its growth strategy. The loss of Dr. Medel or other key personnel could have a material adverse effect on the Company's financial condition, results of operations and plans for future development.

     Dependence on PA Contractors. The Company has a management agreement with a PA Contractor in each state in which it operates except Florida. The agreements provide that the terms of the arrangements are permanent, subject only to termination by PMG and that the PA Contractor shall not terminate the agreement without PMG's prior written consent. Any disruption of the Company's relationships with the PA Contractors' relationships with contracting hospitals (including the determination that the PA Contractors' arrangements with PMG constitute the corporate practice of medicine) or any other event adverse to the PA Contractors could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Government Regulation" and "Business -- Contractual Relationships."

     Shares Eligible for Future Sale; Possible Adverse Effect on Market
Price. Upon completion of this offering, the Company will have 14,576,170 shares of Common Stock outstanding, based upon the number of shares outstanding as of June 15, 1996. There are 7,269,270 shares of Common Stock (the "Restricted Shares"), which are deemed "restricted securities" under Rule 144 under the Securities Act and are eligible for future sale in the public market at prescribed times pursuant to Rule 144 or the exercise of registration rights. In addition, as of June 15, 1996, the Company had (i) 2,430,954 shares of Common Stock reserved for issuance under the Stock Option Plan, of which options for an aggregate of 1,941,029 shares of Common Stock were issued and outstanding as of June 15, 1996 and options for an aggregate of 444,127 shares of Common Stock were exercisable as of June 15, 1996, and (ii) 1,000,000 shares of Common Stock reserved for issuance under the Stock Purchase Plans, none of which had been issued as of June 15, 1996. See "Management -- Stock Option Plans." Shares issued under the Stock Option Plan and Stock Purchase Plans will be freely tradeable unless acquired by affiliates of the Company, as defined in Rule 144 of the Securities Act. Sales of such shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or impair the Company's ability to raise additional capital in the future. See "Shares Eligible for Future Sale" and "Underwriting."

     Anti-Takeover Provisions; Possible Issuance of Preferred Stock. The Company's Articles of Incorporation and Bylaws contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of, the Company. These provisions establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings and provide that only the Board of Directors may call special meetings of the shareholders. In addition, the Company's Articles of Incorporation authorize the Board of Directors to issue preferred stock ("Preferred Stock") without shareholder approval and upon such terms as the Board of Directors may determine. While no shares of Preferred Stock will be outstanding upon the consummation of this offering and the Company has no present plans to issue any shares of Preferred Stock, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. See "Description of Capital Stock."

                                  THE COMPANY

     Pediatrix is the nation's leading provider of physician management services to hospital-based NICUs. The Company also provides physician management services to hospital-based PICUs and pediatrics departments in hospitals. The Company staffs and manages NICUs and PICUs in hospitals, providing the physicians, professional management and administrative support, including physician billing and reimbursement expertise and services. As of June 15, 1996, the Company provided services to 58 NICUs, eight PICUs and three pediatrics departments in 14 states and Puerto Rico and employed or contracted with 162 physicians.

     The Company's predecessor was incorporated in 1980 by its co-founders, Drs. Medel and Melnick, as a professional association under the name Melnick & Medel, M.D.'s, P.A. In 1992, the Company changed its name to Pediatrix Medical Group, Inc.

     The Company's principal executive offices are located at 1455 Northpark Drive, Ft. Lauderdale, Florida 33326 and its telephone number is (954) 384-0175.

                              RECENT DEVELOPMENTS

     The IPO provided net proceeds to the Company of approximately $39.7 million. Since the IPO in September 1995, the Company has enhanced its management infrastructure, thereby strengthening its ability to identify acquisition candidates, consummate transactions and integrate acquired physician group practices into the Company's operations. During the first half of 1996, the Company completed six acquisitions of neonatology physician group practices for an aggregate cash purchase price of approximately $29.5 million at the time of acquisition. The Company has developed regional networks in Denver, Phoenix and Southern California and intends to develop additional regional networks and state-wide networks. The Company believes these networks, augmented by ongoing marketing and acquisition efforts, will strengthen its position with third party payors, such as Medicaid and managed care organizations.

RECENT ACQUISITIONS

     The Recent Acquisitions have (i) added 24 NICUs, four PICUs and one pediatrics department, (ii) added 50 physicians, (iii) established the Company in three new markets, Denver, Phoenix and El Paso, and (iv) expanded the Company's presence in Southern California. In the aggregate, the number of NICU patient days attributable to the Recent Acquisitions during 1995 was approximately 90,000. See "Unaudited Pro Forma Condensed Consolidated Information."

     Arizona. On January 16, 1996, the Company expanded its operations into metropolitan Phoenix by acquiring all of the outstanding capital stock of Neonatal Specialists, Ltd., an Arizona professional corporation ("NSL"), and certain assets of certain entities affiliated with NSL, for an aggregate cash purchase price of $6.0 million. NSL provided physician management services to five NICUs in the Phoenix area and employed six physicians. NSL's net patient service revenue for 1995 was approximately $4.1 million, and NICU patient days during 1995 were approximately 21,000.

     Colorado. The Company expanded its operations into metropolitan Denver by making three acquisitions during the first half of 1996. Through these acquisitions, the Company has established a regional network, which the Company believes will strengthen its position with third party payors, such as Medicaid and managed care organizations, in the Denver area.

     On January 29, 1996, the Company acquired certain assets of Pediatric and Newborn Consultants, P.C., a Colorado professional corporation ("PNC"), for an aggregate cash purchase price of $3.6 million. The shareholders of PNC are eligible to receive additional consideration of up to $1.3 million on or about April 4, 1997 if certain targets are achieved at the hospitals previously served by PNC during the period from February 1, 1996 to January 31, 1997. PNC provided physician management services to three NICUs, three PICUs and one pediatrics department in the Denver area and employed seven physicians. PNC's net patient service revenue for 1995 was approximately $2.3 million, and NICU patient days during 1995 were approximately 5,000.

     On January 29, 1996, the Company acquired Colorado Neonatal Associates, P.C., a Colorado professional corporation ("CNA") through a merger, for an aggregate cash purchase price of $1.4 million. The prior shareholders of CNA are eligible to receive additional consideration of up to $667,000 on or about April 4, 1997 if certain targets are achieved at the hospitals previously served by CNA during the period from February 1, 1996 to January 31, 1997. CNA provided physician management services to two NICUs in the Denver area and employed two physicians. CNA's net patient service revenue for 1995 was approximately $1.3 million, and NICU patient days during 1995 were approximately 5,000.

     On May 1, 1996, the Company acquired Rocky Mountain Neonatology, P.C., a Colorado professional corporation ("RMN") through a merger, for an aggregate cash purchase price of $7.2 million. RMN provided physician management services to two NICUs, including Denver's largest NICU, and one PICU and employed eight physicians. RMN's net patient service revenue for 1995 was approximately $3.1 million, and NICU patient days during 1995 were approximately 15,000.

     Texas. On May 30, 1996, the Company expanded its presence into El Paso by acquiring certain assets of West Texas Neonatal Associates, a Texas general partnership ("WTNA"), for an aggregate cash purchase price of $5.3 million. WTNA provided physician management services to three NICUs and employed four physicians. WTNA's net patient service revenue for 1995 was approximately $2.3 million, and NICU patient days during 1995 were approximately 12,000.

     California. On June 6, 1996, the Company expanded its presence in Southern California by acquiring certain assets of Infant Care Specialists Medical Group, Inc. ("ICS"), relating to the operations of nine NICUs and the employment of 23 physicians. The aggregate cash payments were $6.0 million. Net patient service revenue of ICS for 1995 was approximately $10.4 million, and NICU patient days during 1995 were approximately 32,000. The acquisition of ICS complements the Company's acquisition in July 1995 of NAPIC, a neonatology physician group practice with operations in Southern California.

ADDITIONS TO MANAGEMENT INFRASTRUCTURE

     To support its growth and facilitate the integration of acquisitions, the Company has enhanced its management infrastructure by adding the following new positions. See "Management."

     Chief Medical Officer. The Chief Medical Officer ("CMO") is responsible for overseeing all clinical operations of the Company. M. Douglas Cunningham, M.D., who has more than 25 years experience as a practicing neonatologist and professor of pediatrics and neonatotology, became CMO in June 1996. Dr. Cunningham's duties include developing and monitoring research and educational and peer review activities. In addition, Dr. Cunningham participates in sales discussions and acts as a liaison with hospital administrators in connection with the acquisition and hospital contracting process.

     Vice President, Business Development. The Vice President, Business Development is responsible for directing the Company's activities relating to the growth of its business. Kristen Bratberg joined the Company as Vice President, Business Development in November 1995. Mr. Bratberg was previously employed by Dean Witter Reynolds Inc. in the Corporate Finance Department specializing in the healthcare industry. Mr. Bratberg's duties include the implementation and execution of the Company's acquisition program, the development of regional and state-wide networks and marketing to hospital administrators for new hospital contracts.

     Vice President, Practice Integration. The Vice President, Practice Integration is responsible for the integration of physicians joining the Company. Brian D. Udell, M.D., who has been employed by the Company since 1983, was appointed to this position in November 1995. Dr. Udell's duties include familiarizing new physicians with scheduling and coverage at their units, collecting and analyzing clinical outcomes statistics, monitoring practice patterns and profiles and documenting patient records.

     Chief Information Officer. The Chief Information Officer ("CIO") is responsible for determining and defining the Company's immediate and strategic information needs in coordination with other members of the Company's management and staff and developing the infrastructure, systems and processes to meet such needs in a cost-effective manner. The Company appointed Joseph M. Calabro as CIO in January 1996. Mr. Calabro's duties include coordinating with the Chief Operating Officer and Chief Financial Officer to upgrade and develop new management information systems.

     Director of Research and Medical Education. The Director of Research and Medical Education will be responsible for developing and directing a program of clinically-relevant research, establishing and monitoring programs for exchange of clinical information among physicians, including review of significant cases and development of accredited internal continuing medical education programs. The Company expects to fill this position in the third quarter of 1996.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company at the offering price set forth on the cover page of this Prospectus, after deducting underwriting discounts and commissions and estimated expenses of the offering payable by the Company, are approximately $69.2 million. The net proceeds to the Company from this offering will be used for possible future acquisitions, working capital requirements for new hospital contracts and general corporate purposes. The Company's growth strategy includes the acquisition of neonatal physician group practices that provide physician management services to NICUs. While the Company is actively pursuing acquisitions of neonatal physician group practices, and may at any time be in various stages of negotiating acquisitions, there can be no assurance that future acquisition candidates will be identified or that any future acquisition will be consummated. See "Risk Factors -- Risks Relating to Acquisition Strategy." Pending use of the net proceeds of this offering, the Company will invest such funds in short-term and medium-term, investment grade, interest-bearing obligations. The Company will not receive any of the proceeds from the sale of the Shares offered by the Selling Shareholders. See "Principal and Selling Shareholders."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock commenced trading on the Nasdaq National Market under the symbol "PEDX" on September 20, 1995. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the Nasdaq National Market.


                                           1995                                          HIGH   LOW
                                     ----------------                                    ----   ---
    Third Quarter......................................................................  22 1/4 18 7/8
    Fourth Quarter.....................................................................  28 1/2 18 1/2
    1996
    ----------------
    First Quarter......................................................................  39 1/4  24
    Second Quarter.....................................................................  64 3/4 35 1/4
    Third Quarter (through July 24)....................................................  49 1/2 31 1/4



     On July 24, 1996, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $36.875 per share. As of July 24, 1996, there were 95 holders of record of Common Stock. This number does not include an indeterminate number of shareholders whose shares are held by brokers in "street name."


     The Company has not declared or paid any dividends since 1992, and does not currently intend to declare or pay in the future any dividends on its Common Stock. The Company intends to retain all earnings for the operation and expansion of its business. The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, results of operations, capital requirements, the general financial condition of the Company, general business conditions and contractual restrictions on payment of dividends, such as the Company's $30 million unsecured line of credit, as well as such other factors as the Board of Directors may deem relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of March 31, 1996, (i) on an actual basis, (ii) on a pro forma basis to give effect to the 1996 Second Quarter Acquisitions referenced in "Unaudited Pro Forma Condensed Consolidated Information" and (iii) as adjusted to give effect to the sale of the Shares being offered hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other financial information appearing elsewhere in this Prospectus.

                                                                                 MARCH 31, 1996
                                                                      -------------------------------------
                                                                      ACTUAL      PRO FORMA     AS ADJUSTED
                                                                      -------     ---------     -----------
                                                                      (IN THOUSANDS)
Note payable(1):....................................................  $   799      $   799       $     799
                                                                      -------     ---------     -----------
Stockholders' equity:
  Common Stock; $.01 par value; 50,000,000 shares authorized;
    13,063,809 shares issued and outstanding; 13,063,809 shares issued and outstanding, pro forma, and 14,563,809 shares issued
    and outstanding, as adjusted(2).................................      131          131             131
Additional paid-in capital..........................................   55,809       55,809         125,051
Retained earnings...................................................    9,657        9,657           9,657
Unrealized loss on investments......................................      (35)         (35)            (35)
                                                                      -------     ---------     -----------
         Total stockholders' equity.................................   65,562       65,562         134,804
                                                                      -------     ---------     -----------
         Total capitalization.......................................  $66,361      $66,361       $ 135,603
                                                                      ========    ==========    ===========

- ---------------

(1) Includes current portion of $64,000.
(2) Excludes 2,445,915 shares of Common Stock reserved for issuance under the Stock Option Plan, of which options for an aggregate of 1,906,740 shares of Common Stock were issued and outstanding as of March 31, 1996 and options for an aggregate of 431,077 shares of Common Stock were exercisable as of March 31, 1996, and (ii) 1,000,000 shares of Common Stock reserved for issuance under the Stock Purchase Plans, none of which had been issued as of March 31, 1996. See "Management -- Stock Option Plans." Between March 31, 1996 and June 15, 1996, options for an aggregate of 50,000 shares of Common Stock were issued and as of June 15, 1996, options for an aggregate of 444,127 shares of Common Stock were exercisable.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below as of and for each of the five years in the period ended December 31, 1995, have been derived from the Consolidated Financial Statements, which statements have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected consolidated financial data of the Company as of and for the three month periods ended March 31, 1995 and 1996 have been derived from the unaudited consolidated financial statements of the Company which, in the Company's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results for the full year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                                            THREE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,                       MARCH 31,
                                     ------------------------------------------------      --------------------
                                      1991       1992      1993      1994      1995         1995         1996
                                     -------   --------   -------   -------   -------      -------      -------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME STATEMENT DATA:
Net patient service revenue........  $10,497    $15,438   $23,570   $32,779   $43,860       $8,886      $16,127
Operating expenses:
  Salaries and benefits............    6,291      9,585    14,852    20,723    29,545        6,270       10,796
  Supplies and other operating
    expenses.......................  1,044..      1,743     2,230     2,774     3,451          607        1,213
  Depreciation and amortization....       39         60        95       244       363           74          233
  Nonrecurring expense(1)..........       --     15,400        --        --        --           --           --
                                     -------   --------   -------   -------   -------      -------      -------
         Total operating
           expenses................    7,374     26,788    17,177    23,741    33,359        6,951       12,242
                                     -------   --------   -------   -------   -------      -------      -------
Income (loss) from operations......    3,123    (11,350)    6,393     9,038    10,501        1,935        3,885
Investment income..................       81        160        45       208       804          107          499
Interest expense...................       --        (49)     (105)      (90)     (117)         (28)         (35)
Other income (expense), net........       --         45       (17)       --        --           --           --
                                     -------   --------   -------   -------   -------      -------      -------
Income (loss) before income
  taxes............................    3,204    (11,194)    6,316     9,156    11,188        2,014        4,349
Income tax provision (benefit).....    1,358     (3,536)    2,166     3,749     4,475          805        1,737
                                     -------   --------   -------   -------   -------      -------      -------
Net income (loss)(2)...............  $ 1,846   $ (7,658)  $ 4,150   $ 5,407   $ 6,713      $ 1,209      $ 2,612
                                     ========  =========  ========  ========  ========     ========     ========
Net income per common share(3).....                                 $   .47   $   .55      $   .10      $   .19
                                                                    ========  ========     ========     ========
Weighted average shares
  outstanding(3)...................                                  11,430    12,216       11,614       13,726
                                                                    ========  ========     ========     ========

                                                       DECEMBER 31,                             MARCH 31,
                                      -----------------------------------------------      --------------------
                                       1991      1992      1993      1994      1995         1995         1996
                                      ------    -------   -------   -------   -------      -------      -------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...........  $1,576     $2,329    $2,469    $7,384   $18,499       $9,466       $7,084
Working capital.....................   3,426      6,651     8,052    13,772    53,448       14,768       39,717
Total assets........................   6,243     11,721    14,239    20,295    69,881       21,706       77,371
Total liabilities...................   2,500      3,388     3,762     4,203     7,071        4,418       11,809
Long-term debt, including current
  maturities........................      --      1,604       965       879       815          863          799
Convertible Preferred Stock(4)......      --     13,212    14,401    15,697        --       16,050           --
Stockholders' equity (deficit)(5)...   3,743     (4,879)   (3,924)      395    62,810        1,238       65,562

- ---------------

(1) Reflects nonrecurring payments aggregating $15.4 million to certain of the Company's physicians as bonuses for prior services and for covenants not to compete occuring at the time of the investment in the Company by Summit in 1992.

(2) The net income (loss) amounts do not include accrued and unpaid dividends with respect to the Convertible Preferred Stock. See footnote 4 below.
(3) Such amounts represent net income per common share and common equivalent share, pro forma, to give effect to the conversion of the Convertible Preferred Stock, which was not determined to be a Common Stock equivalent, into Common Stock in connection with the IPO for 1994 and 1995. The net income per common share is computed based upon the weighted average number of shares of Common Stock and Common Stock equivalents, including the number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock, outstanding during the period. Common Stock issued by the Company during the 12 months immediately preceding the initial filing of the registration statement relating to the IPO, plus Common Stock equivalents relating to the grant of Common Stock options during the same period, have been included in the calculation of weighted average number of Common Stock equivalents outstanding for 1994 and 1995, using the treasury stock method and the IPO price of $20 per share.
(4) Immediately prior to the consummation of the IPO in September 1995, the Convertible Preferred Stock was converted into 4,571,063 shares of Common Stock and unpaid dividends of approximately $3.7 million were forgiven pursuant to the terms of the Series A Preferred Stock Purchase Agreement, dated as of October 26, 1992. Upon conversion, such amounts were credited to the common stock and additional paid-in capital accounts.
(5) The deficit in total stockholders' equity is due to the net loss in 1992 as well as the accrual of unpaid cumulative dividends on the Convertible Preferred Stock. See Note 8 to the Consolidated Financial Statements.

             UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INFORMATION

     The following Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1996 is adjusted to give effect to (i) the 1996 Second Quarter Acquisitions and (ii) the consummation of this offering and the application of the estimated net proceeds to the Company therefrom, as if these transactions had occurred on March 31, 1996. The following Unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended December 31, 1995 give effect to Recent Acquisitions and the acquisition of NAPIC, and for the three month period ended March 31, 1996 give effect to the Recent Acquisitions, as if such transactions had occurred on January 1, 1995. The Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the December 31, 1995 and March 31, 1996 historical Consolidated Financial Statements of the Company and the related notes thereto.

     The Unaudited Pro Forma Condensed Consolidated Statements of Income have been prepared by the Company and are not necessarily indicative of the operating results that would have been achieved had the Recent Acquisitions and the acquisition of NAPIC actually occurred on January 1, 1995, nor do they purport to indicate the results of future operations.

     The Unaudited Pro Forma Condensed Consolidated Statements of Income combine the Company's Consolidated Statements of Operations with the historical operations of the Recent Acquisitions and the acquisition of NAPIC prior to the dates the Company made such acquisitions.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1996
                                 (IN THOUSANDS)

                                                              1996           PRO FORMA
                                                             SECOND          AFTER 1996
                                                            QUARTER            SECOND
                                                          ACQUISITION         QUARTER         OFFERING        PRO FORMA
                                             COMPANY     ADJUSTMENTS(A)     ACQUISITIONS     ADJUSTMENT      AS ADJUSTED
                                             -------     --------------     ------------     -----------     -----------
ASSETS
Current assets:
  Cash and cash equivalents................  $7,084                           $  7,084         $69,242(b)     $  76,326
  Investments in marketable securities.....  26,552         $(18,450)(c)         8,102                            8,102
  Accounts receivable, net.................  15,484              585(c)         16,069                           16,069
  Other current assets.....................   1,671                              1,671                            1,671
                                             -------     --------------     ------------     -----------     -----------
        Total current assets...............  50,791          (17,865)           32,926          69,242          102,168
Property and equipment, net................   5,242                              5,242                            5,242
Other assets...............................  21,338           18,450(c)         39,788                           39,788
                                             -------     --------------     ------------     -----------     -----------
        Total assets.......................  $77,371        $    585          $ 77,956         $69,242        $ 147,198
                                             ========    ==============     ===========      ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses....  $7,539         $    585(c)       $  8,124                        $   8,124
  Current portion of note payable..........      64                                 64                               64
  Deferred income taxes....................   3,471                              3,471                            3,471
                                             -------     --------------     ------------     -----------     -----------
        Total current liabilities..........  11,074              585            11,659                           11,659
Note payable...............................     735                                735                              735
                                             -------     --------------     ------------     -----------     -----------
        Total liabilities..................  11,809              585            12,394                           12,394
                                             -------     --------------     ------------     -----------     -----------
Stockholders' equity:
  Common stock.............................     131                                131                              131
  Additional paid-in capital...............  55,809                             55,809         $69,242(b)       125,051
  Retained earnings........................   9,657                              9,657                            9,657
  Unrealized loss on investments...........     (35 )                              (35)                             (35)
                                             -------     --------------     ------------     -----------     -----------
        Total stockholders' equity.........  65,562                             65,562          69,242          134,804
                                             -------     --------------     ------------     -----------     -----------
        Total liabilities and stockholders'
          equity...........................  $77,371        $    585          $ 77,956         $69,242        $ 147,198
                                             ========    ==============     ===========      ===========     ===========

See accompanying notes to pro forma condensed consolidated financial statements.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            YEAR ENDED DECEMBER 31, 1995
                                                            ------------------------------------------------------------
                                                                            RECENT                           PRO FORMA
                                                                         ACQUISITIONS       ACQUISITION        AFTER
                                                            COMPANY      AND NAPIC(A)       ADJUSTMENTS     ACQUISITIONS
                                                            -------     ---------------     -----------     ------------
Net patient service revenue...............................  $43,860         $25,563                           $ 69,423
                                                            -------         -------         -----------     ------------
Operating expenses:
  Salaries and benefits...................................  29,545           19,105           $(1,446)(d)       47,204
  Supplies and other operating expenses...................   3,451            5,651              (534)(e)        8,568
  Depreciation and amortization...........................     363              101             1,299(f)         1,763
                                                            -------         -------         -----------     ------------
        Total operating expenses..........................  33,359           24,857              (681)          57,535
                                                            -------         -------         -----------     ------------
Income from operations....................................  10,501              706               681           11,888
Investment income.........................................     804               59              (326)(g)          537
Interest expense..........................................    (117 )             (7)                              (124)
Other income, net.........................................      --               58                                 58
                                                            -------         -------         -----------     ------------
        Income before income taxes........................  11,188              816               355           12,359
Income tax provision (benefit)............................   4,475             (476)              843(h)         5,262
                                                                                                  420(i)
                                                            -------         -------         -----------     ------------
        Net income........................................  $6,713          $ 1,292           $  (908)        $  7,097
                                                            ========    =============       ===========     ===========
Earnings per share(j).....................................  $ 0.55                                            $   0.58
Weighted average shares used in computing net income per
  common and common equivalent share......................  12,216                                              12,216

                                                                         THREE MONTHS ENDED MARCH 31, 1996
                                                            ------------------------------------------------------------
                                                                                                             PRO FORMA
                                                                            RECENT          ACQUISITION        AFTER
                                                            COMPANY     ACQUISITIONS(A)     ADJUSTMENTS     ACQUISITIONS
                                                            -------     ---------------     -----------     ------------
Net patient service revenue...............................  $16,127         $ 5,215                           $ 21,342
                                                            -------         -------         -----------     ------------
Operating expenses:
  Salaries and benefits...................................  10,796            3,609           $  (189)(d)       14,216
  Supplies and other operating expenses...................   1,213              933              (129)(e)        2,017
  Depreciation and amortization...........................     233               23               204(f)           460
                                                            -------         -------         -----------     ------------
        Total operating expenses..........................  12,242            4,565              (114)          16,693
                                                            -------         -------         -----------     ------------
Income from operations....................................   3,885              650               114            4,649
Investment income.........................................     499               --              (407)(g)           92
Interest expense..........................................     (35 )             --                                (35)
Other income, net.........................................      --               --                                 --
                                                            -------         -------         -----------     ------------
        Income before income taxes........................   4,349              650              (293)           4,706
Income tax provision......................................   1,737              101               148(h)         1,904
                                                                                                  (82)(i)
                                                            -------         -------         -----------     ------------
        Net income........................................  $2,612          $   549           $  (359)        $  2,802
                                                            ========    =============       ===========     ===========
Earnings per share
    Primary...............................................  $ 0.19                                            $   0.20
    Fully diluted.........................................  $ 0.19                                            $   0.20
Weighted average shares used in computing net income per
  common and common equivalent share
    Primary...............................................  13,697                                              13,697
    Fully diluted.........................................  13,726                                              13,726

See accompanying notes to pro forma condensed consolidated financial statements.

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     A description of the adjustments included in the pro forma consolidated financial statements are as follows (in thousands, unless otherwise noted):

     (a) The following acquisitions have been accounted for using the purchase method of accounting.

     NAME OF                                PURCHASE     TOTAL ASSETS     TOTAL LIABILITIES   GOODWILL
   ACQUISITION        DATE OF ACQUISITION    PRICE         RECORDED          RECORDED(1)      RECORDED
- ------------------   ---------------------  --------     ------------     -----------------   --------
                                            (IN MILLIONS)
NAPIC.............   July 27, 1995            $3.0           $4.6               $ 1.4           $3.8
NSL...............   January 16, 1996          6.0            6.5                 0.5            5.7
CNA(2)............   January 29, 1996          1.4            2.0                 0.6            1.6
PNC(2)............   January 29, 1996          3.6            3.8                 0.3            3.8
RMN...............   May 1, 1996               7.2            7.7                 0.6            7.2
WTNA..............   May 30, 1996              5.3            5.3                  --            5.3
ICS...............   June 6, 1996              6.0            6.0                  --            6.0

- ---------------

(1) Total liabilities recorded by the Company consist of expenses incurred in connection with the acquisition and liabilities recorded for accounts receivable due to the prior shareholders of the entities acquired. The Company's liabilities for NAPIC and NSL include the purchase and payment of premiums for professional liability tail coverage. Liability tail coverage has been purchased and the premiums are being paid by the prior shareholders in all of the other Recent Acquisitions.
(2) The prior shareholders of CNA and the shareholders of PNC are also eligible to receive additional cash consideration in an amount not to exceed $667,000 and $1.3 million, respectively, in April 1997 if certain targets are achieved at the hospitals previously served by such acquired entity during the period from February 1, 1996 to January 31, 1997.

PRO FORMA CONSOLIDATED BALANCE SHEET ADJUSTMENTS

     (b) Reflects the estimated net proceeds of the offering of $69.2 million (assuming sale of 1.5 million shares at $48.25 per share (closing price at July 2, 1996), estimated offering expenses of $600,000 and 3.5% underwriters' discounts and commissions).

     (c) Reflects the purchase by the Company of the 1996 Second Quarter Acquisitions for consideration of $18.5 million in cash. Net assets acquired are as follows:

            Accounts receivable........................................  $   585
            Other noncurrent assets....................................   18,450
            Current liabilities........................................     (585)
                                                                         -------
                      Total cash consideration.........................  $18,450
                                                                         =======

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME ADJUSTMENTS

     (d) Reflects the elimination of certain amounts of compensation, bonuses and other benefits paid principally to shareholders and other physicians that will not be paid in the future as a result of the following acquisitions and the employment agreements entered into as a result of these acquisitions. For the acquisition of WTNA, the adjustments represent amounts to be paid by the Company under employment agreements.

Such amounts were previously not recorded by WTNA in the historical financial statements as compensation expense since WTNA was a Partnership and such amounts were treated as Partnership draws.

                                                  DECEMBER 31, 1995   MARCH 31, 1996
                                                  -----------------   --------------
        NAPIC...................................       $    --            $   --
        NSL.....................................           966                40
        CNA.....................................            91               (27)
        PNC.....................................           599                50
        RMN.....................................           573               322
        WTNA....................................          (783)             (196)
        ICS.....................................            --                --
                                                       -------           -------
                  Total.........................       $ 1,446            $  189
                                                  ==================  ===============

     (e) Reflects the reduction in the cost of malpractice insurance incurred by the Recent Acquisitions and NAPIC prior to the respective dates of their acquisition as a result of the Company's existing insurance arrangements.

                                                  DECEMBER 31, 1995   MARCH 31, 1996
                                                  -----------------   --------------
        NAPIC...................................       $   156            $   --
        NSL.....................................            45                 2
        CNA.....................................            10                 1
        PNC.....................................            17                 1
        RMN.....................................            36                10
        WTNA....................................             6                --
        ICS.....................................           264               115
                                                       -------           -------
                  Total.........................       $   534            $  129
                                                  ==================  ===============

     (f) Reflects the amortization of goodwill, based on the allocation of the purchase prices paid in the Recent Acquisitions and the acquisition of NAPIC, which is being amortized on a straight-line basis over 25 years as follows:

                                                  DECEMBER 31, 1995   MARCH 31, 1996
                                                  -----------------   --------------
        NAPIC...................................       $   114            $   --
        NSL.....................................           229                14
        CNA.....................................            65                 1
        PNC.....................................           153                 4
        RMN.....................................           288                72
        WTNA....................................           210                53
        ICS.....................................           240                60
                                                       -------           -------
                  Total.........................       $ 1,299            $  204
                                                  ==================  ===============

     (g) Reflects the elimination of that portion of investment income from interest on the investment of the net proceeds of the IPO assumed to be used by the Company for acquisitions and thus are no longer available by the Company for investment purposes assuming an average interest rate of 4.0% for 1995 and 5.0% for the first quarter ended March 31, 1996.

     (h) Reflects the incremental income taxes on the operations of the following entities that were either a Subchapter S corporation or a general partnership prior to the respective dates of their acquisition and assuming an effective income tax rate of 40% as follows:

                                                  DECEMBER 31, 1995   MARCH 31, 1996
                                                  -----------------   --------------
        NSL.....................................        $ 162              $  7
        PNC.....................................           32                 3
        WTNA....................................          649               138
                                                       ------            ------
                  Total.........................        $ 843              $148
                                                  ==================  ===============

     (i) Reflects the income tax benefit of the pro forma adjustments at an assumed income tax rate of 40%.

     (j) Such amount represents pro forma net income per common share and common equivalent share as a result of the conversion of the Convertible Preferred Stock in connection with the IPO. See Note 2 to the Consolidated Financial Statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     Pediatrix is the nation's leading provider of physician management services to hospital-based NICUs. The Company also provides physician management services to hospital-based PICUs and pediatrics departments in hospitals. Pediatrix was incorporated in 1980 by its co-founders, Drs. Roger Medel and Gregory Melnick. Since obtaining its first hospital contract in 1980, the Company has grown by increasing revenues at existing units ("same unit growth") and by adding new units.

     In July 1995, the Company completed its first acquisition of a neonatal physician group practice. Since its IPO in September 1995, the Company has enhanced its management infrastructure, thereby strengthening its ability to identify acquisition candidates, consummate transactions and integrate acquired physician group practices into the Company's operations. During the first half of 1996, the Company completed the Recent Acquisitions, which added 24 NICUs, four PICUs, one pediatrics department and 50 physicians. In the aggregate, the number of NICU patient days attributable to the Recent Aquisitions during 1995 was approximately 90,000. The Company has developed regional networks in Denver, Phoenix and Southern California and intends to develop additional regional and state-wide networks. The Company believes these networks, augmented by ongoing marketing and acquisition efforts, will strengthen its position with third party payors, such as Medicaid and managed care organizations. See
"Business -- Strategy."

     The following chart identifies the number and geographic distribution of the hospitals as of June 15, 1996 where the Company provides services. See "Business -- Physician Management Services."

                                               TYPE OF
LOCATION OF HOSPITAL      EFFECTIVE DATE       FACILITY
- ---------------------    -----------------    ----------
FT. LAUDERDALE, FL       July, 1980              NICU
BOYNTON BEACH, FL        January, 1983           NICU
CORAL SPRINGS, FL        February, 1987       NICU/PICU
CHARLESTON, WV           July, 1990              NICU
FT. LAUDERDALE, FL       July, 1991              PICU
ALEXANDRIA, VA           November, 1991          NICU
PONCE, PR                March, 1992             NICU
LEESBURG, VA             July, 1992              NICU
FREDERICKSBURG, VA       July, 1992              NICU
VIRGINIA BEACH, VA       September, 1992         NICU
TRENTON, NJ              October, 1992           NICU
WICHITA, KS              April, 1993             NICU
HATO REY, PR             August, 1993         NICU/PICU
STRATFORD, NJ            August, 1993            NICU
TURNERSVILLE, NJ         August, 1993            NICU
BOCA RATON, FL           September, 1993         NICU
ELMIRA, NY               October, 1993           NICU
TRENTON, NJ              December, 1993        PEDS(a)
UTICA, NY                March, 1994             NICU
WICHITA, KS              June, 1994              PICU
BARRINGTON, IL           July, 1994              NICU
WATERTOWN, NY            July, 1994              NICU
HARRISBURG, PA           September, 1994         NICU
GRAND RAPIDS, MI         October, 1994           NICU
TRENTON, NJ              January, 1995           NICU
TRENTON, NJ              January, 1995         PEDS(a)
HOUSTON, TX              June, 1995              NICU
PONTIAC, MI              July, 1995              NICU
DAYTON, OH               July, 1995              NICU
KETTERING, OH            July, 1995              NICU
DAYTON, OH               July, 1995              NICU
HOBOKEN, NJ              July, 1995              NICU

                                               TYPE OF
LOCATION OF HOSPITAL      EFFECTIVE DATE       FACILITY
- ---------------------    -----------------    ----------
APPLE VALLEY, CA         August, 1995            NICU
FULLERTON, CA            August, 1995            NICU
NEWPORT BEACH, CA        August, 1995            NICU
OCEANSIDE, CA            August, 1995            NICU
SANTA ANA, CA            August, 1995            NICU
MESA, AZ                 January, 1996           NICU
PHOENIX, AZ              January, 1996           NICU
PHOENIX, AZ              January, 1996           NICU
PHOENIX, AZ              January, 1996           NICU
GLENDALE, AZ             January, 1996           NICU
DENVER, CO               January, 1996           NICU
WESTMINSTER, CO          January, 1996           NICU
DENVER, CO               January, 1996        NICU/PICU
LITTLETON, CO            January, 1996        NICU/PICU
DENVER, CO               January, 1996         PEDS(a)
ENGLEWOOD, CO            January, 1996        NICU/PICU
SANTURCE, PR             February, 1996          NICU
DENVER, CO               May, 1996            NICU/PICU
AURORA, CO               May, 1996               NICU
EL PASO, TX              May, 1996               NICU
EL PASO, TX              May, 1996               NICU
EL PASO, TX              May, 1996               NICU
LAGUNA HILLS, CA         June, 1996              NICU
RIVERSIDE, CA            June, 1996              NICU
WEST COVINA, CA          June, 1996              NICU
WEST COVINA, CA          June, 1996              NICU
FOUNTAIN VALLEY, CA      June, 1996              NICU
ENCINO, CA               June, 1996              NICU
VENTURA, CA              June, 1996              NICU
SAN LUIS OBISPO, CA      June, 1996              NICU
SOUTH LAGUNA, CA         June, 1996              NICU

- ---------------

(a) The Company provides physician management services to pediatrics departments at these locations.

     The Company bills payors for services provided by physicians based upon rates for the specific services provided. The rates are substantially the same for all patients in a particular geographic area regardless of the party responsible for paying the bill. The Company determines its net patient service revenue based upon the difference between the gross fees for services and the ultimate collections from payors which differ from the gross fees due to (i) Medicaid reimbursements at government established rates, (ii) managed care payments at contracted rates, (iii) various reimbursement plans and negotiated reimbursements from other third party payors and (iv) discounted and uncollectible accounts of private pay patients.

     The Company seeks to increase revenue at existing units in hospitals by providing support to areas of the hospital outside the NICU and PICU, particularly in the obstetrics, nursery and pediatrics departments, where immediate accessibility to specialized care is critical. The following table summarizes the fees for services by the point at which services originate, expressed as a percentage of total net patient service revenue, exclusive of administrative fees, for the periods indicated.

                                                                YEARS ENDED          THREE MONTHS
                                                               DECEMBER 31,             ENDED
                                                             -----------------        MARCH 31,
                                                             1994        1995            1996
                                                             -----       -----       ------------
NICU.......................................................   73.4%       74.7%           78.2%
PICU and PEDS..............................................    7.7         6.0             3.8
Other(1)...................................................   18.9        19.3            18.0
                                                             -----       -----          ------
                                                             100.0%      100.0%          100.0%
                                                             =====       =====       ==========

- ---------------

(1) Represents the net patient service revenue generated by physicians providing support to areas of hospitals outside the NICU and PICU and by physicians in pediatric subspecialty offices outside of hospitals.

PAYOR MIX

     The Company's payor mix is comprised of government (principally Medicaid), managed care payors, other third party payors and private pay patients. The Company benefits when more patients are covered by Medicaid, despite Medicaid's lower reimbursement rates as compared with those of managed care payors, other third party payors and private payors, because typically these patients would not otherwise be able to pay for services due to lack of insurance coverage. In addition, the Company benefits from the fact that most of the medical services provided at the NICU or PICU are classified as emergency services, a category typically classified as a covered service by managed care payors. A significant increase in the managed care or capitated components of the Company's payor mix, however, could result in reduced reimbursement rates and, in the absence of increased patient volume, could have a material adverse effect on the Company's financial condition and results of operations. See "Risk Factors -- Reliance upon Government Programs; Possible Reduction in Reimbursement." The following is a summary of the Company's payor mix, expressed as a percentage of total net patient service revenue, exclusive of administrative fees, for the periods indicated.

                                                                 YEARS ENDED         THREE MONTHS
                                                                DECEMBER 31,            ENDED
                                                               ---------------        MARCH 31,
                                                               1994       1995           1996
                                                               ----       ----       ------------
Government...................................................   26 %       31 %            30%
Managed care.................................................   23         24              31
Other third party payors.....................................   44         39              34
Private pay..................................................    7          6               5
                                                               ----       ----            ---
                                                               100 %      100 %           100%
                                                               ====       ====       ==========

RESULTS OF OPERATIONS

     The following discussion provides an analysis of the Company's results of operations and should be read in conjunction with the Unaudited Pro Forma Condensed Consolidated Information and the Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus. The operating results for the periods presented were not significantly affected by inflation.

     The following table sets forth, for the periods indicated, certain information relating to the Company's operations expressed as a percentage of the Company's net patient service revenue (patient billings net of contractual adjustments and uncollectibles, and including administrative fees):

                                                                                 THREE MONTHS
                                                    YEARS ENDED DECEMBER         ENDED MARCH
                                                             31,                     31,
                                                   -----------------------      --------------
                                                   1993     1994     1995       1995     1996
                                                   -----    -----    -----      -----    -----
    Net patient service revenue..................  100.0%   100.0%   100.0%     100.0%   100.0%
    Operating expenses:
      Salaries and benefits......................   63.0     63.2     67.4       70.6     66.9
      Supplies and other operating expenses......    9.5      8.5      7.9        6.8      7.6
      Depreciation and amortization..............     .4       .7       .8         .8      1.4
                                                   -----    -----    -----      -----    -----
              Total operating expenses...........   72.9     72.4     76.1       78.2     75.9
                                                   -----    -----    -----      -----    -----
      Income from operations.....................   27.1     27.6     23.9       21.8     24.1
    Other income (expense), net..................    (.3)      .3      1.6         .9      2.9
                                                   -----    -----    -----      -----    -----
      Income before income taxes.................   26.8     27.9     25.5       22.7     27.0
    Income tax provision.........................    9.2     11.4     10.2        9.1     10.8
                                                   -----    -----    -----      -----    -----
      Net income.................................   17.6%    16.5%    15.3%      13.6%    16.2%
                                                   =====    =====    =====      =====    =====

  Three Months Ended March 31, 1996 as Compared to Three Months Ended March 31, 1995

     The Company reported net patient service revenue of $16.1 million for the three months ended March 31, 1996, as compared with $8.9 million for the same period in 1995, a growth rate of 81.5%. Of this $7.2 million increase, $6.3 million, or 87.5%, was attributable to new units, including units at which the Company provides services as a result of acquisitions. Same unit patient service revenue, exclusive of administrative fees, increased $559,000, or 7.2%, for the three months ended March 31, 1996, compared to the same period in 1995. Same units are those units at which the Company provided services for the entire period for which the percentage is calculated and the entire prior comparable period. The same unit growth resulted from volume increases as there were no general price increases during the periods. See "-- Quarterly Results."

     Salaries and benefits increased $4.5 million, or 72.2%, to $10.8 million for the three months ended March 31, 1996, as compared with $6.3 million for the same period in 1995. Of this $4.5 million increase, $3.4 million, or 75.6%, was attributable to hiring new physicians, primarily to support new unit growth, and the remaining $1.1 million was primarily attributable to increased support staff and resources added in the areas of nursing, management and billing and reimbursement. Supplies and other operating expenses increased $606,000, or 100%, to $1.2 million for the three months ended March 31, 1996, as compared with $607,000 for the same period in 1995, primarily as a result of new units. Depreciation and amortization expense increased by $159,000, or 214.9%, to $233,000 for the three months ended March 31, 1996, as compared with $74,000 for the same period in 1995, primarily as a result of amortization of goodwill in connection with acquisitions.

     Income from operations increased approximately $2.0 million, or 100.8%, to $3.9 million for the three months ended March 31, 1996, as compared with $1.9 million for the same period in 1995, representing an increase in the operating margin from 21.8% to 24.1%. The increase in operating margin was primarily due to increased volume, principally from acquisitions.

     The Company earned net interest income of approximately $499,000 for the three months ended March 31, 1996, as compared with $107,000 for the same period in 1995. The increase in net interest income resulted primarily from additional funds available for investment due to proceeds from the initial public offering and cash flow from operations.

     The effective income tax rate was approximately 40% for both of the three month periods ended March 31, 1996 and 1995.

     Net income increased 116.0% to $2.6 million for the three months ended March 31, 1996, as compared with $1.2 million for the same period in 1995. Net income as a percentage of net patient service revenue increased to 16.2% for the three months ended March 31, 1996, compared to 13.6% for the same period in 1995.

  Year Ended December 31, 1995 as Compared to Year Ended December 31, 1994

     Net patient service revenue increased by $11.1 million, or 33.8%, to $43.9 million for the year ended December 31, 1995 compared to $32.8 million for the year ended December 31, 1994. Of this $11.1 million increase, $10.9 million, or 98.2%, was attributable to new contracts, including $2.7 million, or 24.3%, attributable to contracts acquired in connection with the acquisition of NAPIC in the third quarter of 1995. Same unit patient service revenue, exclusive of administrative fees, increased $689,000, or 2.6%. Same units are those units at which the Company provided services for the entire period for which the percentage is calculated and the entire prior comparable period. The same unit growth resulted from volume increases as there were no general price increases during the periods.

     Salaries and benefits increased by $8.8 million, or 42.6%, to $29.5 million for the year ended December 31, 1995, compared to $20.7 million for the year ended December 31, 1994. Of this $8.8 million increase, $6.5 million, or 73.9%, was attributable to hiring of new physicians, primarily to support new contract growth, and the remaining $2.3 million was primarily attributable to increased support staff and resources added in the areas of nursing, executive management and billing and reimbursement. Supplies and other operating expenses increased $677,000, or 24.4%, to $3.5 million for the year ended December 31, 1995, compared to $2.8 million for the year ended December 31, 1994, primarily as a result of increased contract activity. Depreciation and amortization expense increased by $119,000 or 48.8%, to $363,000 for the year ended December 31, 1995 compared to $244,000 in 1994, primarily as a result of additions of computer equipment and amortization of goodwill in connection with the acquisition of NAPIC.

     Income from operations increased $1.5 million, or 16.2%, to $10.5 million for the year ended December 31, 1995, compared to $9.0 million for the year ended December 31, 1994, representing a decrease in the operating income margin from 27.6% to 23.9%. The decrease in operating income margin was primarily due to increases in salaries and benefits to support new contract growth.

     The Company earned net interest income of $687,000 for the year ended December 31, 1995, compared to net interest income of $118,000 for the year ended December 31, 1994. This increase in net interest income primarily resulted from the investment of IPO net proceeds.

     The effective income tax rate was approximately 40.0% for the year ended December 31, 1995 compared with 40.9% for the year ended December 31, 1994.

     Net income increased by $1.3 million, or 24.1%, to $6.7 million for the year ended December 31, 1995, compared to $5.4 million for the year ended December 31, 1994. Net income as a percentage of net patient service revenue decreased to 15.3% for the year ended December 31, 1995, compared to 16.5% for the year ended December 31, 1994.

  Year Ended December 31, 1994 as Compared to Year Ended December 31, 1993

     Net patient service revenue increased by $9.2 million, or 39.1%, to $32.8 million in 1994, compared to $23.6 million in 1993. Of this $9.2 million increase, $8.5 million, or 92%, was attributable to new contracts, and $716,000 was attributable to same units which grew 3.4%. Same units are those units that were under contract with the Company prior to 1993. Same unit growth resulted generally from volume increases with little or no impact from price increases.

     Salaries and benefits increased by $5.9 million, or 39.5%, to $20.7 million in 1994, compared to $14.9 million in 1993. Of this $5.9 million increase, $4.6 million, or 78.0%, was attributable to hiring of new physicians, primarily to support new contract growth, and the remaining $1.3 million was primarily attributable to increased support staff and resources added in the areas of executive management and billing and reimbursement. Supplies and other operating expenses increased $544,000, or 24.4%, to $2.8 million in 1994, compared to $2.2 million in 1993, primarily as a result of increased advertising and contract activity. Depreciation expenses increased by $148,000 to $244,000 in 1994, primarily as a result of a full year's depreciation in 1994 of the Company's executive offices, which were occupied in July 1993.

     Income from operations increased by $2.6 million, or 41.4%, to $9.0 million in 1994, compared to $6.4 million in 1993, representing an increase in the operating income margin from 27.1% to 27.6%. The increase in operating income margin was primarily due to same unit growth.

     The Company earned net interest income of $118,000 in 1994, while it incurred net interest expense of $60,000 in 1993. This increase in net interest income primarily resulted from the reduction in 1993 of the debt incurred by the Company with respect to a stock repurchase and land and building acquisition and the accumulation of cash balances which amounted to $7.4 million as of December 31, 1994.

     The effective income tax rate was approximately 40.9% in 1994 compared to approximately 34.3% in 1993 with the increase resulting primarily from the effect of state income taxes.

     Net income increased by $1.3 million, or 30.3%, to $5.4 million in 1994, compared to $4.1 million in 1993. Net income as a percentage of net patient service revenue decreased to 16.5% in 1994, compared to 17.6% in 1993 due primarily to the higher effective tax rate in 1994.

QUARTERLY RESULTS

     The following table presents certain unaudited quarterly financial data for each of the quarters in the years ended December 31, 1994 and 1995 and the quarter ended March 31 1996. This information has been prepared on the same basis as the Consolidated Financial Statements appearing elsewhere in this Prospectus and include, in the opinion of the Company, all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the quarterly results when read in conjunction with the Consolidated Financial Statements and the notes thereto. The Company has historically experienced and expects to continue to experience quarterly fluctuations in net patient service revenue and net income. As a result, the operating results for any quarter are not necessarily indicative of results for any future period or for the full year. See "Risk Factors -- Quarterly Fluctuations in Operating Results; Potential Volatility."

                                            1994 CALENDAR QUARTERS               1995 CALENDAR QUARTERS          1996 CALENDAR
                                       ---------------------------------   -----------------------------------      QUARTER
                                       FIRST    SECOND   THIRD    FOURTH   FIRST    SECOND    THIRD    FOURTH        FIRST
                                       ------   ------   ------   ------   ------   ------   -------   -------   -------------
                                                                           (IN THOUSANDS)
Net patient service revenue..........  $7,190   $7,612   $9,032   $8,945   $8,886   $9,131   $12,478   $13,365      $16,127
Operating expenses:
  Salaries and benefits..............   4,481   4,639     5,455   6,148     6,270   6,322      8,212     8,741       10,796
  Supplies and other operating
    expenses.........................     496     711       689     878       607     831        967     1,046        1,213
  Depreciation and amortization......      49      59        65      71        74      66         99       124          233
                                       ------   ------   ------   ------   ------   ------   -------   -------   -------------
        Total operating expenses.....   5,026   5,409     6,209   7,097     6,951   7,219      9,278     9,911       12,242
                                       ------   ------   ------   ------   ------   ------   -------   -------   -------------
Income from operations...............   2,164   2,203     2,823   1,848     1,935   1,912      3,200     3,454        3,885
Other income, net....................       7      15        37      59        79     116         85       407          464
                                       ------   ------   ------   ------   ------   ------   -------   -------   -------------
Income before income taxes...........   2,171   2,218     2,860   1,907     2,014   2,028      3,285     3,861        4,349
Income tax provision.................     889     908     1,171     781       805     812      1,314     1,544        1,737
                                       ------   ------   ------   ------   ------   ------   -------   -------   -------------
Net income...........................  $1,282   $1,310   $1,689   $1,126   $1,209   $1,216   $ 1,971   $ 2,317      $ 2,612
                                       ======   ======   ======   ======   ======   ======   =======   =======   =============

LIQUIDITY AND CAPITAL RESOURCES

     Prior to the IPO, the Company generated sufficient cash flow from operations to support its growth strategy, which primarily consisted of marketing directly to hospital administrators. The Company significantly increased its acquisition activities commencing with the fourth quarter of 1995. During the first quarter of 1996, the Company completed three acquisitions of neonatology physician group practices, utilizing approximately $11.0 million of net proceeds from the IPO. As of March 31, 1996, the Company had approximately $33.6 million of cash, cash equivalents and marketable securities. From April 1, 1996 through June 15, 1996, the Company completed three additional acquisitions utilizing approximately $18.5 million of net proceeds from the IPO.

     As of March 31, 1996, the Company had working capital of approximately $39.7 million, a decrease of $13.7 million from the working capital of $53.4 million available at December 31, 1995. The decrease is due principally to the acquisition of three physician group practices for aggregate consideration of approximately $11.0 million in cash as well as additions to property and equipment and other assets.

     On June 27, 1996, the Company entered into a $30.0 million unsecured revolving credit facility (the "Credit Facility") with The First National Bank of Boston ("Bank of Boston") and SunTrust Bank, which includes a $2.0 million amount reserved to cover deductibles under the Company's malpractice insurance policies. The Company intends to use amounts available under the Credit Facility primarily for acquisitions. The Credit Facility matures on June 30, 1999. At the Company's option, the Credit Facility bears interest at either LIBOR plus .875% or the prime rate announced by Bank of Boston. There is no balance currently outstanding under the Credit Facility.

     The Company is constructing a new building, which is scheduled to be completed in the third quarter of 1996 at an anticipated total cost of approximately $2.3 million. The Company has been funding the construction of the new building with available cash. The Company has an $800,000 mortgage loan with Bank of Boston which is secured by the corporate headquarters building. The Company has received a $3.0 million commitment from Bank of Boston for a mortgage loan on the new building and the corporate headquarters, which will replace the $800,000 mortgage loan.

     The Company's annual capital expenditures have typically been for computer hardware and software and for furniture, equipment and improvements at the corporate headquarters. During the three months ended March 31, 1996, capital expenditures amounted to approximately $800,000. For the remainder of 1996, the Company anticipates capital expenditures of approximately $3.3 million, including approximately $1.0 million for computer hardware and software, $1.5 million for the completion of the new building, and other expenditures, such as furnishing the new building and renovating the corporate headquarters. See "Business -- Properties." Capital expenditures during 1997 are not expected to exceed $2.0 million, principally for computer hardware and software.

     The Company anticipates that funds generated from operations, together with the net proceeds of this offering, cash and marketable securities on hand and funds available under the Credit Facility, will be sufficient to meet its working capital requirements and finance any required capital expenditures and acquisitions for both the short-term and long-term.

                                    BUSINESS

     Pediatrix is the nation's leading provider of physician management services to hospital-based NICUs. NICUs provide medical care to newborn infants with low birth weight and other medical complications, and are staffed with specialized pediatric physicians, known as neonatologists. Based upon its own market research, knowledge of the health care industry and experience in neonatology, the Company believes that it is the only provider of NICU physician management services that markets its services on a national basis. The Company also provides physician management services to hospital-based PICUs, units which provide medical care to critically ill children and are staffed with specially-trained pediatricians, and pediatrics departments in hospitals. As of June 15, 1996, the Company provided services to 58 NICUs, eight PICUs and three pediatrics departments in 14 states and Puerto Rico and employed or contracted with 162 physicians. See "Recent Developments."

     The Company staffs and manages NICUs and PICUs in hospitals, providing the physicians, professional management and administrative support, including billing and reimbursement expertise and services. The Company's policy is to provide 24-hour coverage at its NICUs and PICUs with on-site or on-call physicians. As a result of this policy, physicians are available to provide continuous pediatric support to other areas of the hospital on an as-needed basis, particularly in the obstetrics, nursery and pediatrics departments, where immediate accessibility to specialized care is critical.

     Pediatrix established its leading position in physician management services to NICUs by developing a comprehensive care model and management and systems infrastructure that address the needs of patients, hospitals, payor groups and physicians. Pediatrix addresses the needs of (i) patients by providing continuous, comprehensive, professional quality care, (ii) hospitals by recruiting, credentialing, and retaining neonatologists and hiring related staff to operate NICUs in a cost-effective manner thereby relieving hospitals of the financial and administrative burdens of operating the NICUs, (iii) payor groups by providing cost-effective care to patients and (iv) physicians by providing administrative support, including physician billing and reimbursement expertise and services, to enable them to focus on providing care to patients, and by offering an opportunity for career advancement within Pediatrix.

INDUSTRY OVERVIEW

     The evolving managed care environment has created substantial cost containment pressures for all constituents of the health care industry. The increasing use of fixed-payment systems that shift financial risk from payors to providers has forced hospitals, in particular, to be more cost-effective in all aspects of their operations. A trend among hospitals is to utilize third party contract management companies to manage specialized functions in an effort to contain costs, improve utilization management, and reduce administrative burdens. Physician management organizations provide hospitals with professional management of staff, including recruiting, staffing and scheduling of physicians.

     Physicians are responding to cost containment pressures by joining group practices through which they have greater leverage to negotiate and contract with hospitals and managed care payors. Physician management organizations provide a physician group practice an alternative to self management that enables physicians to maintain their clinical autonomy while creating greater negotiating power with payors and hospitals, and providing administrative support to deal with the increasing complexity of billing and reimbursement. Physician group practices are becoming larger and more prevalent. The Company believes that as cost pressures continue to influence the medical industry, the trend of physicians joining group practices will continue. Although the Company continues to market its services to hospitals to obtain new contracts, the Company has shifted its strategy to growth through acquisitions as physicians become more receptive to being acquired.

     The Company believes that hospitals will continue to outsource certain units, such as NICUs and PICUs, on a contract management basis. NICUs and PICUs present significant operational challenges for hospitals, including complex billing procedures, highly variable admissions rates, and difficulties in recruiting and retaining qualified physicians. These operational challenges generally make it difficult for hospitals to operate these units profitably. Traditionally, hospitals have staffed their NICUs internally, through affiliations with small, local physician groups or with independent practitioners. These small practices typically lack the necessary expertise and support services in billing and reimbursement, recruiting and effective medical management to operate NICUs on a cost-effective basis. Hospitals are increasingly seeking to contract with physician management services organizations that have the capital resources, information and reimbursement systems and practice management expertise that NICUs require to accept and manage risk in the evolving managed care environment.

     Of the approximately four million babies born in the United States in 1994, approximately 10% required neonatal treatment. Demand for neonatal services is primarily due to premature births, which are often characterized by low birth weight and other medical complications. A majority of high-risk mothers whose births require neonatal treatment are not identified until the time of delivery, thus heightening the need for continuous coverage by neonatologists. Across the United States, NICUs are concentrated primarily among hospitals located in metropolitan areas with a higher volume of births. NICUs are important to hospitals since obstetrics generates one of the highest volumes of admissions and obstetricians generally prefer to perform deliveries at hospitals with NICUs. Hospitals must maintain cost-effective care and service in these units to enhance the hospital's desirability to the community, physicians and managed care payors.

STRATEGY

     The Company's objective is to enhance its position as the nation's leading provider of physician management services to NICUs by adding new units and increasing same unit growth. The key elements of the Company's strategy are as follows:

          Focus on Neonatology and Pediatrics. Since its founding in 1980, the Company has focused exclusively on neonatology and pediatrics. As a result of this focus the Company believes it has (i) developed significant expertise in the complexities of billing and reimbursement for neonatology physician services and (ii) a competitive advantage in recruiting and retaining neonatologists seeking to join a group practice. The Company believes its continued focus will allow it to enhance its position as the nation's leading provider of physician management services to NICUs.

          Acquire Neonatal Physician Group Practices. The Company intends to further increase the number of units at which it provides physician management services by acquiring well-established neonatal physician group practices. The Company believes that it will continue to benefit from physicians joining larger practice groups in an effort to increase negotiating power with managed care organizations and eliminate administrative burdens, while maintaining clinical autonomy. The Company completed its first acquisition of a neonatology physician group practice in California in July 1995 and completed acquisitions of six neonatology physician group practices in the first half of 1996. The Company is actively pursuing acquisitions of other neonatal physician group practices. No assurance can be given that future acquisition candidates will be identified or that any future acquisitions will be consummated. See "Recent Developments."

          Develop Regional Networks. The Company intends to develop regional and state-wide networks of NICUs in geographic areas with high concentrations of births. The Company operates regional networks in Denver, Phoenix and Southern California. The Company believes that the development of regional and state-wide networks will strengthen its position with third party payors, such as Medicaid and managed care organizations, since such networks will offer more choice to the patients of third party payors.

          Increase Same Unit Growth. The Company seeks to provide its services to hospitals where the Company can benefit from increased admissions and intends to increase revenues at existing units by providing support to areas of the hospital outside the NICU and PICU, particularly in the obstetrics, nursery and pediatrics departments, where immediate accessibility to specialized care is critical. These services generate incremental revenue to the Company, contribute to the Company's overall profitability, enhance the hospital's profitability, strengthen the Company's relationship with the hospital, and assist the hospital in attracting more admissions by enhancing the hospital's reputation in the community as a full-service critical care provider.

          Assist Hospitals to Control Costs. The Company intends to continue assisting hospitals to control costs. The Company's comprehensive care model, which promotes early intervention by neonatologists in emergency situations, as well as the retention of qualified neonatologists, improves the overall cost-effectiveness of care. The Company believes that its ability to assist hospitals to control costs will allow it to continue to be successful in adding new units at which the Company provides physician management services.

          Address Challenges of Managed Care Environment. The Company intends to continue to develop new methods of doing business with managed care and third party payors, which will allow it to develop relationships among payors, hospitals and the Company. The Company is also prepared to enter into flexible arrangements with third party payors, including capitation arrangements. As the nation's leading provider of physician management services to NICUs, the Company believes that it is well-positioned to address the needs of managed care organizations and other third party payors which seek to contract with cost-effective, quality providers of medical services.

PHYSICIAN MANAGEMENT SERVICES

     The Company provides physician management services to NICUs and PICUs, providing (i) a medical director to manage the unit, (ii) recruiting, staffing and scheduling of physicians and certain other medical staff, (iii) neonatology and pediatric support to other hospital departments, (iv) pediatric subspecialty services and (v) billing and reimbursement expertise and services. These physician management services include:

          Unit Management. The Company staffs each NICU and PICU it manages with a medical director who reports to the CMO of the Company. The CMO and all medical directors at these units are board certified or board eligible in neonatology, pediatrics, pediatric critical care or pediatric cardiology. In addition to providing medical care and physician management in the unit, the medical director is responsible for (i) the overall management of the unit, including quality of care, professional discipline, utilization review, physician recruitment, staffing and scheduling, (ii) serving as a liaison to the hospital administration, (iii) maintaining professional and public relations in the hospital and the community and
     (iv) monitoring the Company's financial success within the unit.

          Recruiting, Staffing and Scheduling. The Company is responsible for recruiting, staffing and scheduling the neonatologists, pediatricians and advanced registered nurse practitioners ("ARNPs") within the NICU and PICU of the hospital. The Company's recruiting department maintains an extensive database of neonatologists and pediatricians nationwide from which to draw for recruiting purposes. All candidates are pre-screened and their credentials, licensure and references are checked and verified by the Company. The CMO and the medical directors play a key role in the recruiting and interviewing process before candidates are introduced to hospital administrators. The NICUs and PICUs managed by the Company are staffed with at least one neonatologist or pediatrician on-site or available on-call. All of these physicians are board certified or board eligible in neonatology, pediatrics, pediatric critical care or pediatric cardiology. The Company also employs or contracts with ARNPs, who assist medical directors and other physicians in operating the NICUs and PICUs. All ARNPs have either a certificate as a neonatal nurse practitioner or pediatric nurse practitioner or a masters degree in nursing, and have previous neonatal or pediatric experience. With respect to the physicians that are employed by or under contract with the Company, the Company assumes responsibility for salaries, benefits, bonuses, group health insurance and physician malpractice insurance. See "-- Contractual Relationships."

          Support to Other Hospital Departments. As part of the Company's comprehensive care model, physicians provide pediatric support services to other areas of hospitals, particularly in the obstetrics, nursery and pediatrics departments, where immediate accessibility to specialized care is critical. The Company believes this support (i) improves its relations with hospital staff and referring physicians, (ii) enhances the hospital's reputation in the community as a full-service critical care provider, (iii) increases admissions from referring obstetricians and pediatricians, (iv) integrates the physicians into a hospital's medical community, (v) generates incremental revenue which contributes to the Company's overall profitability and (vi) increases the likelihood of renewing and adding new hospital contracts.

          Pediatric Subspecialties. The Company has developed a pediatric subspecialty program to complement and enhance its comprehensive care model. The program consists of (i) a director of Pediatric Subspecialties to administer the program, (ii) four pediatric cardiologists in Florida and
     (iii) one pediatric nephrologist (kidney specialist) in Puerto Rico. These physicians provide out-patient services in offices outside contracting hospitals. The pediatric cardiologists and the pediatric nephrologist also assist attending physicians at hospitals in Florida and Puerto Rico. The Company is exploring the possibility of expanding the existing program in pediatric cardiology in line with the Company's other strategic objectives in neonatology and pediatric intensive care. Expansion of the program will depend in part on the demand for such critical care services at hospitals and by payor groups.

          Billing and Reimbursement. The Company assumes responsibility for all aspects of the billing, reimbursement and collection process relating to physician services. Patients treated at the unit receive a bill from the Company for physician services, and the hospital bills and collects separately for all other services. To address the increasingly complex and time-consuming process for obtaining reimbursement for medical services, the Company has invested in both the technical and human resources necessary to create an efficient billing and reimbursement process, including specific claim forms and software systems. The Company begins this process by providing training to physicians that emphasizes a detailed review of and proper coding protocol for all procedures performed and services provided to achieve appropriate collection of revenues for physician services. Historically, the Company's billing and collection operations were conducted from its corporate headquarters in Fort Lauderdale, Florida. In June 1996, the Company opened a business office in Orange, California to support its operations in California.

MARKETING

     Historically, most of the Company's growth was generated internally through marketing efforts and referrals. The Company significantly increased its acquisition activities during the fourth quarter of 1995 to capitalize on the opportunities created by the trend toward consolidation in the health care industry. The Company's marketing program to neonatal physician groups consists of (i) market research to identify established physician groups, (ii) telemarketing to identify and contact acquisition candidates, as well as hospitals with high demand for NICU services, including certain hospitals without on-site NICUs, and (iii) a national sales manager and two regional managers that conduct on-site visits along with senior management. The Company also advertises its services in hospital and health care trade journals, participates at hospital and physician trade conferences, and markets its services directly to hospital administrators and medical staff. In addition, the Company intends to focus on developing additional regional networks and state-wide networks to strengthen its position with third party payors, such as Medicaid and managed care organizations.

MANAGEMENT INFORMATION SYSTEMS

     The Company maintains several systems to support day-to-day operations, business development and ongoing business analysis, including (i) a Company-wide electronic mail system to assist in intracompany communications and conferencing, including interaction among physicians regarding clinical matters on a real-time basis, (ii) electronic interchange with payors utilizing electronic invoicing and (iii) a database used by the business development and marketing departments in recruiting individual physicians and identifying potential neonatal physician group acquisition candidates, which is updated through telemarketing activities, personal contacts, professional journals and mail solicitation. The Company is in the process of acquiring and developing an electronic medical record system. The Company believes that the electronic medical record system, when implemented, will expedite the reimbursement process and serve as the source of data for a Company-wide clinical and financing repository in support of outcomes reporting, financial analysis and clinical studies.

     The Company's management information system is an integral component of the billing and reimbursement process. The Company's system enables it to track numerous and diverse third party payor relationships and payment methods and provides for electronic interchange in support of insurance benefits verification and claims submission with payors accepting electronic invoicing. The Company's system was designed to meet its requirements by providing maximum flexibility as payor groups upgrade their payment and reimbursement systems. See "Management's Discussion and Analysis and Financial Condition and Results of Operations -- Liquidity and Capital Resources."

CONTRACTUAL RELATIONSHIPS

     Hospital Relationships. Most of the Company's contracts with hospitals grant the Company the exclusive right and responsibility to manage the provision of physician management services to the NICUs and PICUs. The contracts typically have terms of three to five years and renew automatically for additional terms of one to five years unless otherwise terminated by either party. The contracts typically provide that the hospital may terminate the agreement prior to the expiration of the initial term upon 30 days written notice in the event any physician (i) loses medical staff membership privileges, (ii) is convicted of a felony, (iii) is unable to perform duties due to disability or (iv) commits a grossly negligent act that jeopardizes the health or safety of a patient.

     The Company bills for the physicians' services on a fee-for-service basis separately from other charges billed by the hospital. Certain contracting hospitals that do not generate sufficient patient volume agree to pay the Company administrative fees to assure a minimum revenue level. Administrative fees include guaranteed payments to the Company, as well as fees paid to the Company by certain hospitals for administrative services performed by the Company's medical directors at such hospitals. Administrative fees accounted for 13%, 12% and 10% of the Company's net patient service revenue during 1994, 1995 and the three months ended March 31, 1996, respectively. The hospital contracts typically require that the Company and the physicians performing services maintain professional liability insurance and general liability insurance in minimum amounts of $1.0 million per claim per physician and $3.0 million in the aggregate per year per physician. The Company contracts for and pays the premiums for such insurance on behalf of the physicians. See "-- Professional Liability and Insurance."

     In addition to contracts with hospitals, staffing at certain hospitals is provided through the staff membership of the doctors at the hospital on an open basis in which no group of doctors at the NICU has an exclusive relationship with the hospital. At June 15, 1996, of the 58 NICUs to which the Company provided services, twelve were at open hospitals.

     Payor Relationships. While virtually all of the Company's contracts with third party payors are discounted fee for service contracts, as of June 15, 1996, the Company had six contracts that provide for capitated payments, including four contracts in California with an independent practice association ("IPA"), one contract in Arizona with an HMO and one contract in Texas with an IPA. The Company is prepared to enter into capitation arrangements with other third party payors. In the event the Company enters into relationships with third party payors with respect to regional and state-wide networks, such relationships may be on a capitated basis.

     PA Contractor Relationships. PMG has entered into management agreements ("PA Management Agreements") with PA Contractors in all states in which it operates, other than Florida. There is one PA Contractor in each state in which the Company operates. Each PA Contractor is owned by a physician licensed in the jurisdiction in which the PA Contractor operates, who is also an officer of the PA Contractor. Under the PA Management Agreements, the PA Contractors delegate to PMG the administrative, management and support functions (but not any functions constituting the practice of medicine) that the PA Contractors have agreed to provide to the hospital. In consideration of such services, each PA Contractor pays PMG a percentage of the PA Contractor's gross revenue (but in no event greater than the net profits of such PA Contractor), or a flat fee. PMG has the discretion to determine whether the fee shall be paid on a monthly, quarterly or annual basis. The management fee may be adjusted from time to time to reflect industry standards and the range of services provided by the PA Contractor. The agreements provide that the term of the arrangements are permanent, subject only to termination by PMG, and that the PA Contractor shall not terminate the agreement without PMG's prior written consent. Also, the agreements provide that PMG or its assigns has the right, but not the obligation, to purchase the stock of the PA Contractor. See "Risk Factors -- State Laws Regarding Prohibition of Corporate Practice of Medicine," "Risk Factors -- Dependence on PA Contractors" and Note 2 to the Consolidated Financial Statements.

     Physician Relationships. The Company contracts with the PA Contractors to provide the medical services required to fulfill its obligations to hospitals. The physician employment agreements typically have terms of three years and can be terminated by either party at any time upon 90 days prior written notice. The physicians generally receive a base salary plus a productivity bonus. The physician is required to hold a valid license to practice medicine in the appropriate jurisdiction in which the physician practices and to become a member of the medical staff, with appropriate privileges at the hospital. The Company is responsible for billing patients and third party payors for services rendered by the physician, and the Company has the exclusive right to establish the schedule of fees to be charged for such services. Substantially all of the physicians employed by PMG or the PA Contractors have agreed not to compete with PMG or the PA Contractor within a five-mile radius of any hospital for which the physician is rendering medical services for a period of one to two years after termination of employment. The Company contracts for and pays the premiums for malpractice insurance on behalf of the physicians. See "-- Professional Liability and Insurance."

     Acquisitions. The Company structures acquisitions of physician practice groups as asset purchases, stock purchases and stock mergers. Generally, these structures provide for: (i) the assignment to the Company of the contracts between the physician practice group and the hospital at which the physician practice group provides medical services; (ii) physician "tail insurance" coverage under which the Company is an insured party to cover malpractice liabilities that may arise after the date of the acquisition which relate to events prior to the acquisition; and (iii) indemnification to the Company by the previous owners of the acquired entity. Generally, in acquisitions structured as asset purchases, the Company does not acquire the physician practice group's receivables or liabilities, including malpractice claims, arising from the physician practice group's activities prior to the date of the acquisition. Generally, in acquisitions structured as stock purchases or stock mergers, the physician practice group's receivables (net of any liabilities accruing prior to the acquisition and permitted indemnification claims) are distributed as compensation to and collected by the former owners of the physician practice group.

GOVERNMENT REGULATION

     The Company's operations and relationships are subject to a variety of governmental and regulatory requirements relating to the conduct of its business. The Company is also subject to laws and regulations which relate to business corporations in general. The Company believes that it exercises care in an effort to structure its practices and arrangements with hospitals and physicians to comply with relevant federal and state law and believes that such arrangements and practices comply in all material respects with all applicable statutes and regulations.

     Approximately 31% and 30% of the Company's net patient service revenue in 1995 and the three months ended March 31, 1996, respectively, was derived from payments made by government-sponsored health care programs (principally Medicaid). These programs are subject to substantial regulation by the federal and state governments. Any change in reimbursement regulations, policies, practices, interpretations or statutes that places material limitations on reimbursement amounts or practices could adversely affect the operations of the Company. Medicaid and other government reimbursement programs are increasingly shifting to managed care, which could result in reduced payments to the Company for Medicaid patients. In addition, funds received under these programs are subject to audit with respect to the proper billing for physician services and, accordingly, retroactive adjustments of revenue from these programs may occur.

     The Company is also subject to (i) certain provisions of the Social Security Act, commonly referred to as the "Anti-kickback Statute," which prohibits entities, such as the Company, from offering, paying, soliciting, or receiving any form of remuneration in return for the referral of Medicare or state health program patients or patient care opportunities, or in return for the recommendation, arrangement, purchase, lease, or order of items or services that are covered by Medicare or state health programs, (ii) prohibitions against physician referrals, commonly known as "Stark II," which prohibit, subject to certain exemptions, a physician or a member of his immediate family from referring Medicare or Medicaid patients to an entity providing "designated health services" (which include hospital inpatient and outpatient services) in which the physician has an ownership or investment interest, or with which the physician has entered into a compensation arrangement including the physician's own group practice, and (iii) state and federal civil and criminal statutes imposing substantial penalties, including civil and criminal fines and imprisonment, on health care providers which fraudulently or wrongfully bill governmental or other third party payors for health care services. Although the Company believes that it is not in violation of these provisions, there can be no assurance that the Company's current or future practices will not be found to be in violation of these provisions, and any such finding could have a material adverse effect on the Company.

     In addition, business corporations such as PMG are generally not permitted under state law to practice medicine, exercise control over the medical judgments or decisions of physicians, or engage in certain practices such as fee-splitting with physicians. In states where PMG is not permitted to practice medicine, the Company performs only nonmedical administrative services, does not represent to the public or its clients that it offers medical services and does not exercise influence or control over the practice of medicine by the PA Contractors or the physicians employed by the PA Contractors. Accordingly, the Company believes it is not in violation of applicable state laws relating to the practice of medicine. In most states, PMG contracts with the PA Contractors (which are owned by a licensed physician employed by the respective PA Contractor), which in turn employ or contract with physicians to provide necessary physician services. There can be no assurance that regulatory authorities or other parties will not assert that PMG is engaged in the corporate practice of medicine or that the percentage fee arrangements between PMG and the PA Contractors constitute fee splitting or the corporate practice of medicine. If such a claim were successfully asserted in any jurisdiction, PMG could be subject to civil and criminal penalties under such jurisdiction's laws and could be required to restructure its contractual arrangements, which could have a material adverse effect on the Company's financial condition and results of operations.

     In addition to current regulation, the public and state and federal governments have recently focused significant attention on reforming the health care system in the United States. Although the Company cannot predict whether these or other reductions in the Medicare or Medicaid programs will be adopted, the adoption of such proposals could have a material adverse effect on the Company's business. Concern about such proposals has been reflected in volatility of the stock prices of companies in health care and related industries.

PROFESSIONAL LIABILITY AND INSURANCE

     The Company's business entails an inherent risk of claims of physician professional liability. The Company maintains professional liability insurance and general liability insurance on a claims-made basis in the amounts of $1.0 million per incident per physician and ARNP ($2.0 million for certain physicians in California), and $3.0 million in the aggregate per annum for each physician and ARNP ($4.0 million for certain physicians in California); $2.0 million per incident and $4.0 million in the aggregate per annum for the Company; and $12.0 million in the aggregate per year for the Company and all physicians employed by or under contract with the Company. The Company believes that these amounts, which represent the required amounts of insurance coverage in the states in which the Company does business, are appropriate based upon claims experience and the nature and risks of its business. The Credit Facility includes a $2.0 million amount reserved to cover deductibles under the Company's insurance policies. There can be no assurance that a pending or future claim or claims will not be successful or if successful will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs and on favorable terms. See "-- Proceedings" and "Risk
Factors -- Professional Liability and Insurance."

     The physicians that are employed by or contract with the Company are required to obtain professional liability insurance coverage, and the Company contracts for and pays the premiums with respect to such insurance for the physicians. This insurance would provide coverage to the Company, subject to policy limits, in the event the Company were held liable as a co-defendant in a lawsuit against a physician or a hospital arising out of the provision of medical services by the physician. The current policy expires April 30, 1997, and the Company expects to be able to renew such policy upon such expiration.

COMPETITION

     The health care industry is highly competitive and has been subject to continual changes in the method in which health care services are provided and the manner in which health care providers are selected and compensated. The Company believes that private and public reforms in the health care industry emphasizing cost containment and accountability will result in an increasing shift of NICU and related pediatric care from highly fragmented, individual or small practice neonatology providers to physician management companies. Companies in other health care industry segments, such as managers of other hospital-based specialties or large physician group practices, some of which have financial and other resources greater than those of the

Company, may become competitors in providing management of neonatal and pediatric intensive care services to hospitals.

     The Company provides neonatal and pediatric management services in Arizona, California, Colorado, Florida, Illinois, Kansas, Michigan, New Jersey, New York, Ohio, Pennsylvania, Puerto Rico, Texas, Virginia and West Virginia. Competition in the Company's current markets and other geographic markets where the Company may expand is generally based upon the Company's reputation and experience, and the physician's ability to provide cost-effective, quality care.

SERVICE MARKS

     The Company has registered the service mark "Pediatrix Medical Group" and its design with the United States Patent and Trademark Office, and has applied for registration of a baby design logo.

EMPLOYEES AND PROFESSIONALS UNDER CONTRACT

     In addition to the 162 physicians employed or under contract with the Company as of June 15, 1996, Pediatrix employed or contracted with 31 other clinical professionals and 195 other full-time and part-time employees. None of the Company's employees are subject to a collective bargaining agreement.

PROPERTIES

     The Company owns its executive offices located in Ft. Lauderdale, Florida (approximately 10,000 square feet) and currently leases space in other facilities in various states for its California business office, pediatric cardiology offices, storage space, and temporary housing of medical staff, with aggregate annual rents of approximately $360,000. In May 1995, the Company purchased approximately three acres of land adjacent to its current offices and is constructing an administrative building on such land. The building will be approximately 20,000 square feet, and is expected to be completed in the third quarter of 1996 at a cost of approximately $2.3 million.

     To facilitate its acquisition and business integration programs, the Company entered into a contract in March 1996 to purchase an aircraft for $9.8 million with delivery scheduled for 1996. The Company intends to transfer its rights under the purchase contract to a third party lessor and enter into a long-term operating lease for the aircraft. The Company may also enter into a financial sharing arrangement with respect to the operating lease with one or more third parties.

PROCEEDINGS

     During the ordinary course of business, the Company has become a party to pending and threatened legal actions and proceedings, most of which involve claims of medical malpractice and are generally covered by insurance. The Company intends to vigorously defend these suits. The Company believes, based upon the investigations conducted by the Company to date, that the outcome of such legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company's financial condition, results of operations or liquidity, notwithstanding any possible insurance recovery. If liability results from the medical malpractice claims, there can be no assurance that the Company's medical malpractice insurance coverage will be adequate to cover liabilities arising out of such proceedings. See "Risk
Factors -- Professional Liability and Insurance."

     On May 14, 1996, the Company received the Internal Revenue Service's (the "IRS") proposed adjustments to the Company's tax liability in connection with its examination of the Company's 1992, 1993, and 1994 federal income tax returns as discussed in Note 9 to the Consolidated Financial Statements. The IRS has challenged certain deductions that, if disallowed, would result in additional taxes of approximately $4.5 million, plus interest. The Company and its tax advisors are in the process of preparing a response to the IRS. The Company and its tax advisors believe that the tax returns are substantially correct as filed, and intend to vigorously contest the proposed adjustments. The Company and its tax advisors also believe that the amounts that have been provided for income taxes are adequate and that the ultimate resolution of the examination will not result in a material adverse effect on the Company's consolidated results of operations, financial position or cash flows.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                      NAME                   AGE         POSITION WITH THE COMPANY
     --------------------------------------  ---   --------------------------------------
     Roger J. Medel, M.D., M.B.A...........  49    President, Chief Executive Officer and
                                                   Director
     Richard J. Stull, II..................  52    Executive Vice President, Chief
                                                   Operating Officer and Director
     M. Douglas Cunningham, M.D............  56    Vice President and Chief Medical
                                                   Officer
     Lawrence M. Mullen....................  53    Vice President and Chief Financial
                                                   Officer
     Cathy J. Lerman.......................  40    Vice President, General Counsel and
                                                   Corporate Secretary
     Brian D. Udell, M.D...................  44    Vice President, Practice Integration
     Kristen Bratberg......................  34    Vice President, Business Development
     E. Roe Stamps, IV.....................  50    Director
     Bruce R. Evans(1).....................  37    Director
     Frederick V. Miller, M.D..............  40    Director
     Michael B. Fernandez(1)(2)............  43    Director
     Albert H. Nahmad(1)(2)................  55    Director

- ---------------

(1) Member of Compensation Committee.
(2) Member of Audit Committee.

     Roger J. Medel, M.D. has held the position of President, Chief Executive Officer and director of Pediatrix since he founded the Company in 1980 with Dr. Gregory Melnick. Dr. Medel has been an instructor in pediatrics at the University of Miami and participates as a member of several medical and professional organizations. Dr. Medel also holds a Masters Degree in Business Administration from the University of Miami. Dr. Medel has served on the boards of directors of Sechrist Industries Inc., ARC Broward Inc. and Physician Healthcare Plans, Inc.

     Richard J. Stull, II joined the Company in November 1994 as Executive Vice President and was elected as a director in December 1994, and appointed as Chief Operating Officer in February 1995. From 1988 to November 1994, Mr. Stull served as the President and Chief Executive Officer of the North Broward Hospital District, a four hospital multi-facility health care delivery system, and the third largest public hospital system in the United States with gross revenues in excess of $1.0 billion and 6,000 employees. Mr. Stull has served on the boards of directors of the South Florida Hospital Association and the Florida Hospital Association, and is a member of the American Hospital Association's Regional Policy Board and Metropolitan Hospital Section. Mr. Stull has over 25 years of experience in the health care industry.

     M. Douglas Cunningham, M.D. joined the Company in June 1996 as Vice President and Chief Medical Officer. Dr. Cunningham has over 25 years experience as a practicing neonatologist and professor of pediatrics and neonatology. From 1988 until joining the Company, Dr. Cunningham served as the Senior Vice President, Medical Operations with Infant Care Management Services, Inc. ("ICMS"). Pediatrix recently acquired certain assets of ICMS' parent company, Infant Care Specialists Medical Group, Inc. Dr. Cunningham has also served as a professor at several medical schools, most recently as a Clinical Professor of Pediatrics at the University of California, Irvine, and has published numerous medical articles.

     Lawrence M. Mullen has held the position of Vice President and Chief Financial Officer of Pediatrix since May 1995. Mr. Mullen has over 30 years of experience in finance and accounting. Mr. Mullen was Senior Vice President and Chief Financial Officer of Medical Care America, Inc. from May 1993 until its acquisition by Columbia/HCA Healthcare Corporation in September 1994. Mr. Mullen served as a consultant to Columbia/HCA from November 1994 until joining Pediatrix. Prior to joining Medical Care America, Inc., Mr. Mullen was a partner of KPMG Peat Marwick LLP, where he was employed from 1964 to 1993.

     Cathy J. Lerman joined Pediatrix as Vice President and General Counsel in October 1994. From May 1990 to October 1994, Ms. Lerman served as corporate counsel to Post, Buckley, Schuh, and Jernigan, Inc., an international engineering firm with offices in 38 states and several foreign countries. Prior to that time, Ms. Lerman was in private practice specializing in commercial, insurance and malpractice litigation. She has served as officer and director of numerous local, state, and national bar associations and has published several legal articles.

     Brian D. Udell, M.D. has been employed by the Company since 1983. Dr. Udell served as a medical director from July 1983 to June 1994 and as the Medical Administrator from July 1994 to May 1995, at which time he was appointed Vice President, Business Development. In November 1996, upon the appointment of Mr. Bratberg as Vice President, Business Development, Dr. Udell was appointed Vice President, Practice Integration. Dr. Udell has published numerous medical articles and is a Fellow of the American Academy of Pediatrics and past-president of the Florida Society of Neonatologist -- Perinatologists.

     Kristen Bratberg joined the Company in November 1995 as Vice President, Business Development. Prior to joining the Company, Mr. Bratberg was employed by Dean Witter Reynolds Inc. in the Corporate Finance Department from May 1987 to November 1995, most recently as a Senior Vice President specializing in the healthcare industry.

     E. Roe Stamps, IV was elected a director of the Company in October 1992. Mr. Stamps co-founded Summit Partners in 1984 and is currently its Managing General Partner. Mr. Stamps is currently a director of Boca Research, Inc.

     Bruce R. Evans was elected a director of the Company in October 1992. Mr. Evans has been employed by Summit Partners since 1986, and is currently a General Partner. Mr. Evans is currently a member of the board of directors of A+ Network, Inc.

     Frederick V. Miller, M.D. was elected as a director in January 1995, and has been employed by the Company since 1991, most recently as a medical director. Prior to joining the Company, Dr. Miller served as a neonatal consultant and medical director for neonatal services with the US Army Medical Corps.

     Michael B. Fernandez was appointed as a director in October 1995. Mr. Fernandez has served since 1992 as Chairman of the Board and Chief Executive officer of Physicians Healthcare Plans, Inc., a Florida based health maintenance organization. Prior to that time, Mr. Fernandez served from 1990 to 1992 as Executive Vice President of Product Development and Marketing as well as Chief Executive Officer of certain indemnity subsidiaries of CAC-United Healthcare Plans of Florida, Inc.

     Albert H. Nahmad was appointed as a director in January 1996. Mr. Nahmad has served since 1973 as Chairman of the Board and President of Watsco, Inc. Mr. Nahmad is also a director of American Bankers Insurance Group, Inc.

DIRECTOR COMPENSATION

     The Company pays each director who is neither an employee or affiliated with one of the Company's principal shareholders an annual director's fee of $7,500 payable quarterly, and a $500 fee for each committee meeting attended. In addition, each non-employee director that is not affiliated with one of the Company's principal shareholders (a "Non-Affiliated Director") receives options to purchase 5,000 shares of Common Stock on such director's initial appointment to the Board, which options become fully exercisable on the one-year anniversary date of the grant. The unexercised portion of any option granted to a Non-Affiliated Director becomes null and void three months after the date on which such Non-Employee Director ceases to be a director of the Company for any reason. The Company also reimburses all directors for out-of-pocket expenses incurred in connection with the rendering of services as a director. Dr. Miller also serves as a medical director at a contracting hospital with the Company. He has two employment agreements, one as a medical director and one as a physician, which together provide for an annual salary of $250,000 plus a performance bonus. During 1993, 1994 and 1995, Dr. Miller received $259,629, $259,764 and $259,859, respectively, under such employment agreements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     In 1992, the Company's Board of Directors established a Compensation Committee consisting of Messrs. Stamps and Evans and Dr. Medel. In September 1995, Dr. Medel resigned his position with the Compensation Committee. The Compensation Committee currently consists of Messrs. Nahmad, Fernandez and Evans. During the period that Dr. Medel served on the Compensation Committee, all compensation decisions affecting Dr. Medel were approved by the Company's directors, exclusive of Dr. Medel.

     Mr. Fernandez, a member of the Company's Compensation Committee, is also a director and executive officer of Physicians Healthcare Plans, Inc. Dr. Medel serves on the Board of Directors of Physicians Healthcare Plans, Inc.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth certain summary information concerning compensation paid or accrued by the Company and its subsidiaries to or on behalf of the Company's Chief Executive Officer and each of the most highly compensated executive officers of the Company whose total annual salary and bonus, determined as of the end of the last fiscal year, exceeded $100,000 (the "Named Executive Officers"), for the fiscal years ended December 31, 1995 and 1994.

                                                                               LONG-TERM
                                                                              COMPENSATION
                                             ANNUAL COMPENSATION(1)        ------------------
                                        --------------------------------   NO. OF SECURITIES      ALL OTHER
                                        FISCAL                                 UNDERLYING         COMPENSA-
     NAME AND PRINCIPAL POSITION         YEAR    SALARY($)   BONUS($)(2)        OPTIONS            TION(3)
- --------------------------------------  ------   ---------   -----------   ------------------     ----------
Roger J. Medel, M.D., M.B.A.             1995    $ 400,000    $ 175,750          200,000            $6,000
  President and Chief Executive          1994      400,000      311,139          320,000             6,000
  Officer
Richard J. Stull, II                     1995      291,667       45,000           75,000                --
  Executive Vice President, Chief        1994       62,498           --          200,000(5)             --
  Operating Officer and Director(4)
Lawrence M. Mullen                       1995      110,936       25,500          100,000             3,400
  Vice President and Chief Financial
  Officer(6)
Cathy J. Lerman                          1995      123,750       18,750           65,000             2,675
  Vice President, General Counsel and    1994       18,808           --           10,000                --
  Corporate Secretary(7)
Brian D. Udell, M.D.                     1995      350,000       25,000           50,000             6,000
  Vice President, Practice Integration   1994      350,000       50,000               --             6,000

- ---------------

(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in such columns. The aggregate amount of perquisites and other personal benefits provided to each officer listed above is less than 10% of the total annual salary and bonus of such officer.
(2) Includes bonuses paid in a subsequent year for services performed in the prior year.
(3) Reflects matching contributions to the Company's 401(k) plan.
(4) Mr. Stull joined the Company in November 1994.
(5) Options to purchase 100,000 shares were canceled in December 1995 pursuant to the terms of Mr. Stull's employment agreement.
(6) Mr. Mullen joined the Company in May 1995.
(7) Ms. Lerman joined the Company in October 1994.

     Option Grants Table. The following table sets forth certain information concerning grants of stock options made during fiscal 1995 to the Named Executive Officers.

                                               INDIVIDUAL OPTION GRANTS IN 1995 FISCAL YEAR
                                ---------------------------------------------------------------------------
                                                                                     POTENTIAL REALIZABLE
                                            % OF TOTAL                             VALUE AT ASSUMED ANNUAL
                                              OPTIONS                                RATES OF STOCK PRICE
                                            GRANTED TO                             APPRECIATION FOR OPTION
                                NUMBER OF    EMPLOYEES    EXERCISE                         TERM(1)
                                 OPTIONS     IN FISCAL    PRICE PER   EXPIRATION   ------------------------
             NAME                GRANTED       1995       SHARE(2)       DATE          5%           10%
- ------------------------------  ---------   -----------   ---------   ----------   ----------    ----------
Roger J. Medel, M.D...........   200,000        23.8%      $ 19.25      10/29/05   $2,421,244    $6,135,908
Richard J. Stull, III.........    75,000         8.9         19.25      10/29/05      907,967     2,300,966
Lawrence M. Mullen............    50,000         5.9         12.50      05/01/05      393,059       996,089
Lawrence M. Mullen............    50,000         5.9         19.25      10/29/05      605,311     1,533,977
Cathy J. Lerman...............    40,000         4.8         12.50      01/18/05      314,447       796,871
Cathy J. Lerman...............    25,000         3.0         19.25      10/29/05      302,656       766,989
Brian D. Udell, M.D...........    50,000         5.9         20.00      12/04/05      628,895     1,593,742

- ---------------

(1) The dollar amounts set forth in these columns are the result of calculations at the five percent and ten percent rates set by the Securities and Exchange Commission, and therefore are not intended to forecast possible future appreciation, if any, of the market price of the Common Stock.
(2) All options were granted at exercise prices equal to the fair market value of the Common Stock on the date of grant.

     Year-End Option Value Table. No Named Executive Officer exercised stock options during the year ended December 31, 1995. The following table sets forth certain information concerning the number of stock options held by the Named Executive Officers as of December 31, 1995, and the value (based on the fair market value of a share of stock at fiscal year-end) of in-the-money options outstanding as of such date.

                                                           NUMBER OF               VALUE OF UNEXERCISED
                                                      UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                                     AT DECEMBER 31, 1995         AT DECEMBER 31, 1995(1)
                                                  ---------------------------   ---------------------------
                      NAME                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- ------------------------------------------------  -----------   -------------   -----------   -------------
Roger J. Medel, M.D.............................    139,999        430,001      $ 3,055,312    $ 6,527,688
Richard J. Stull, II............................     33,333        141,667          749,993      2,118,757
Lawrence M. Mullen..............................         --        100,000               --      1,162,500
Cathy J. Lerman.................................      3,333         71,667           74,993        956,257
Brian D. Udell, M.D.............................         --         50,000               --        375,000

- ---------------

(1) The closing sale price for the Company's Common Stock as reported on the Nasdaq National Market System on December 29, 1995 was $27.50. Value is calculated by multiplying (a) the difference between $27.50 and the option exercise price by (b) the number of shares of Common Stock underlying the option.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AGREEMENTS

     Effective February 1, 1995, the Company entered into an employment agreement with Ms. Lerman, and amended and restated employment agreements with each of Dr. Medel, Mr. Stull and Dr. Udell. In May 1995, the Company entered into an employment agreement with Mr. Mullen. In November 1995, the Company entered into an employment agreement with Mr. Bratberg, and in June 1996, the Company entered into an employment agreement with Dr. Cunningham (as amended to date, collectively, the "Employment Agreements"). All Employment Agreements are for a three-year term, except that Dr. Medel's agreement is for a five-year term. Dr. Medel's agreement provides for his employment as President and Chief Executive Officer at a base salary of $400,000 per year, plus (i) an incentive bonus equal to 5% of the Company's Pre-Tax Consolidated Net Income (as defined) in excess of specified targets ($9.0 million for 1995 and for each subsequent year during the employment term, such target is equal to the highest Pre-Tax Consolidated Net Income achieved during the employment term), and (ii) a performance bonus of $100,000 if certain performance objectives are achieved by Dr. Medel during the year. Pursuant to the Employment Agreements,

Messrs. Stull and Mullen, Dr. Udell, Ms. Lerman, Mr. Bratberg and Dr. Cunningham receive base salaries of $300,000, $170,000, $350,000, $125,000, $100,000 and
$275,000, respectively. The Employment Agreements for Messrs. Stull, Mullen and Bratberg, Dr. Udell, Ms. Lerman and Dr. Cunningham also provide that such executives are eligible to receive performance bonuses, with Mr. Bratberg's agreement providing that such performance bonus shall be $100,000 per year payable in 12 equal installments. Mr. Bratberg's Employment Agreement also provides for payment of an incentive bonus of 5% of the initial fiscal year's "gross profits" (as defined) of businesses acquired during the term of his agreement, half of which is payable in the month immediately succeeding each such acquisition based upon projected "gross profits" and the remainder of which is payable at the end of the initial fiscal year of each such acquisition upon closure of the accounting period. The Employment Agreements also provide for payments to the executives upon termination after a Change in Control (as defined) in amount equal to 200% of average compensation for Dr. Medel, and 100% of the average compensation for each of Dr. Udell, Messrs. Stull, Mullen and Bratberg, Ms. Lerman and Dr. Cunningham for the five taxable years prior to such termination. The executive officers each hold options to purchase Common Stock granted under the Company's Stock Option Plan. The Employment Agreements provide that, to the extent not already exercisable, such options will become exercisable if the executive's employment is terminated within a 12-month period after a Change in Control. The Employment Agreements further provide that each executive shall not compete with the Company during the employment term and for a period of one year thereafter following the termination of the agreement for any reason.

STOCK OPTION PLANS

     Stock Option Plan. Under the Company's Stock Option Plan, 2,500,000 shares of Common Stock were reserved for issuance upon exercise of stock options. The Stock Option Plan is designed as a means to retain and motivate key employees and directors. The Compensation Committee of the Board of Directors administers and interprets the Stock Option Plan and is authorized to grant options thereunder to all eligible employees and directors of the Company, except that no incentive stock options (as defined in Section 422 of the Internal Revenue
Code) may be granted to a director who is not also an employee of the Company or a subsidiary.

     The Stock Option Plan provides for the granting of both incentive stock options and nonqualified stock options. Options are granted under the Stock Option Plan on such terms and at such prices as determined by the Compensation Committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option may be exercisable after the expiration of ten years from the date of grant. Options granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company must have an exercise price of at least 110% of the fair market value of the Common Stock on the date of grant and a term of no more than five years. Options granted under the Stock Option Plan are not transferable other than by will or by the laws of descent and distribution. The Stock Option Plan also authorizes the Company to make or guarantee loans to optionees to enable them to exercise their options. Such loans must (i) provide for recourse to the optionee, (ii) bear interest at a rate no less than the prime rate of interest, and (iii) be secured by the shares of Common Stock purchased. The Board of Directors has the authority to amend or terminate the Stock Option Plan, provided that no such action may impair the rights of the holder of any outstanding option without the written consent of such holder, and provided further that certain amendments of the Stock Option Plan are subject to shareholder approval. Unless terminated sooner, the Stock Option Plan will continue in effect until all options granted thereunder have expired or been exercised, provided that no options may be granted after 10 years from the date the Board of Directors adopted the Stock Option Plan.

     As of June 15, 1996, the Company has outstanding options to purchase an aggregate of 1,941,029 shares of Common Stock under the Plan at a weighted average exercise price of $15.70 per share.

  Employee Stock Purchase Plans.

     The Company has adopted two Stock Purchase Plans, one which covers the employees of the Company and one which covers the employees of the PA Contractors. The Company has reserved an aggregate of 1,000,000 shares under the Stock Purchase Plans.

     The purpose of the Stock Purchase Plans is to encourage stock ownership in the Company, thereby enhancing employee interest in the continued success and progress of the Company. The Stock Purchase Plans permit participants to purchase stock of the Company at a favorable price and possibly with favorable tax consequences to the participants. The Stock Purchase Plans are administered by the Compensation Committee appointed by the Board consisting of persons who are "disinterested" persons under Rule 16b-3 under the Exchange Act. The Stock Purchase Plans give broad powers to the Committee to administer and interpret the Qualified Stock Purchase Plan. Purchase periods for the Stock Purchase Plans are each of the six-month periods ending on the last day of March and September, commencing September 30, 1996. Before the commencement date of each purchase period, each participant must elect to have compensation withheld during the purchase period of either (i) a minimum of 1% and a maximum of 15% of his or her compensation, or (ii) a specific dollar amount of not less than $25 or more than $10,625. The percentage or amount designated may not be increased or decreased during a purchase period, but a participant can discontinue payroll deductions for the remainder of a purchase period and withdraw his or her funds entirely. As of the first day of the purchase period, a participant is granted an option to purchase that number of shares determined by dividing the total amount to be withheld by the purchase price described below. Based on the amount of salary withheld at the end of the purchase period, shares will be purchased for the account of each participant within five business days of the termination date of such purchase period (the "Purchase Date"). In no event, however, may a participant receive an option for shares which would cause the participant to own 5% or more of the Common Stock of the Company. The purchase price to be paid by the participants will be the lower of the amount determined under Paragraphs A and B below:

          A. 85% of the average of the high and low sales price of the Company's Common Stock as reported on Nasdaq National Market as of the commencement date of the purchase period; or

          B. 85% of the average of the high and low sales price of the Company's Common Stock as reported on Nasdaq National Market as of the Purchase Date.

     As required by tax law, no participant may receive an option under the Stock Purchase Plans for shares which have a fair market value in excess of $25,000 determined at the time such option is granted. Any funds not used to purchase shares will remain credited to the participant's bookkeeping account and applied to the purchase of shares of Common Stock in the next succeeding purchase period. No interest is paid by the Company on funds withheld, and such funds are used by the Company for general operating purposes.

     As of June 15, 1996, no shares of Common Stock had been issued under the Stock Purchase Plans.

401(K) PLAN

     As of January 1, 1993, the Company instituted a 401(k) plan (the "401(k) Plan"). All full-time employees of the Company who are at least 21 years old are eligible to participate in the 401(k) Plan on the first day of the quarter following the employee's date of hire. The Company contributes an amount equal to the participant's contribution, up to 4% of the participant's salary. The 401(k) Plan also allows the Company to make other discretionary contributions, including profit sharing contributions, which will be administered by the Compensation Committee.

     The Company's matching contributions on behalf of an eligible employee generally become fully vested if such employee reaches normal retirement age, dies or becomes disabled while an employee. Such matching contributions vest on a pro rata basis over a three-year period from the date of contribution.

     An employee generally will be entitled to payment of such employee's total account balance under the 401(k) Plan upon such employee's retirement, death or permanent disability. In the event employment is terminated for any other reason, an employee will be entitled to payment of such employee's vested account balance. See Note 11 of Notes to Consolidated Financial Statements.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Company's outstanding Common Stock as of June 15, 1996 and as adjusted to reflect the sale of the Common Stock offered hereby by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director or executive officer of the Company who beneficially owns any shares, (iii) each Selling Shareholder, and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.


                                             SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                              OWNED PRIOR TO THE                     OWNED AFTER THE
                                                 OFFERING(2)          NUMBER OF        OFFERING(2)
                                           ------------------------    SHARES     ---------------------
       NAME OF BENEFICIAL OWNER(1)          NUMBER       PERCENT(3)    OFFERED     NUMBER       PERCENT
- -----------------------------------------  ---------     ----------   ---------   ---------     -------
Summit Partners(3).......................  3,079,125        23.6%     1,000,000   2,079,125       14.3%
Roger J. Medel, M.D.(4)..................  1,197,575         9.0             --   1,197,575        8.1
Richard J. Stull, II(5)..................     31,583        *                --      31,583       *
Lawrence M. Mullen(6)....................     19,167        *                --      19,167       *
Cathy J. Lerman(7).......................     14,167        *                --      14,167       *
Brian D. Udell, M.D.(8)..................    630,455         4.8        200,000     430,455        3.0
E. Roe Stamps, IV(3).....................  3,079,125        23.6      1,000,000   2,079,125       14.3
Bruce R. Evans(3)........................  3,079,125        23.6      1,000,000   2,079,125       14.3
Frederick V. Miller, M.D.(9).............     38,266        *                --      38,266       *
K. Steven Haskins, M.D.(10)..............    630,455         4.8        200,000     430,455        3.0
Stefan R. Maxwell, M.D.(10)..............    630,455         4.8        200,000     430,455        3.0
Carlos A. Perez, M.D.(10)(11)............    391,413         3.0        200,000     191,413        1.3
Regina C. Melnick, D.M.D.(12)............    290,000         2.2        200,000      90,000          *
All directors and executive officers as a
  group (12 persons)(13).................  5,010,338        37.5      1,200,000   3,810,338       25.7


- ---------------

   * Less than one percent.
 (1) Unless otherwise indicated, the address of each of the beneficial owners identified is 1455 Northpark Drive, Ft. Lauderdale, Florida 33326.
 (2) Based on 13,076,170 shares of Common Stock outstanding at June 15, 1996 and 14,576,170 as adjusted after the offering. Pursuant to the rules of the Commission, certain shares of Common Stock which a person has the right to acquire within 60 days of the date hereof pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

 (3) Includes 3,030,223 shares of Common Stock held by Summit Ventures III, L.P. ("Ventures"), 26,549 shares of Common Stock held by Summit Investors II, L.P. ("Investors"), and 22,353 shares of Common Stock held by HKL Associates ("HKL", and together with Ventures and Investors, "Summit Partners"). Mr. Evans and Mr. Stamps are directors of the Company, general partners of an affiliate of Ventures and are general partners of Investors and HKL. Messrs. Stamps and Evans may, by virtue of their relationships with Ventures, Investors and HKL, be deemed to beneficially own the securities held by Ventures, Investors and HKL, and to share voting and investment power with respect to such securities. Messrs. Stamps and Evans both disclaim beneficial ownership of the securities, except to the extent of their respective investment interests in Ventures, Investors and HKL. The address of Summit Partners and Messrs. Stamps and Evans is 600 Atlantic Avenue, Suite 2800, Boston, Massachusetts 02210. Does not reflect the sale of 525,000 shares pursuant to the exercise of the Underwriters' over-allotment option. See "Underwriting."

 (4) Includes (i) 50,000 shares beneficially owned by Dr. Medel's wife, as to which Dr. Medel disclaims beneficial ownership; (ii) 240 shares owned by Dr. Medel's minor children, as to which Dr. Medel disclaims beneficial ownership, (iii) 950,908 shares held of record by Medel Family Investments, Ltd., a Florida limited partnership, and its general partner, which are controlled by Dr. Medel and his wife, and (iv) 196,667 shares subject to presently exercisable options. Excludes 573,333 shares subject to unexercisable options.

 (5) Includes (i) 1,250 shares directly owned, and (ii) 30,333 shares subject to presently exercisable options. Excludes 141,667 shares subject to unexercisable options.
 (6) Includes (i) 2,500 shares directly owned, and (ii) 16,667 shares subject to presently exercisable options. Excludes 83,333 shares subject to unexercisable options.
 (7) All shares are subject to presently exercisable options. Excludes 58,333 shares subject to unexercisable options.
 (8) All shares are held in trusts for the benefit of Dr. Udell and his wife. Dr. Udell disclaims beneficial ownership with respect to the shares held in trust for his wife. Excludes 50,000 shares subject to unexercisable options.
 (9) Includes (i) 26,600 shares directly owned, and (ii) 11,666 shares subject to presently exercisable stock options. Excludes 23,334 shares subject to unexercisable options.

(10) Each of Drs. Haskins, Maxwell, Perez and Turnier (the wife of Dr. Medel) are employed by the Company as medical directors. Prior to April 1, 1996, Drs. Haskins, Maxwell, Perez and Turnier received annual salaries of $315,000, $300,000, $300,000 and $300,000, respectively, pursuant to employment agreements. Effective April 1, 1996, commensurate with an anticipated reduction in responsibilities, the annual compensation to be paid to each such person was reduced to $50,000 per year.

(11) Includes 46,667 shares subject to presently exercisable stock options. Excludes 93,333 shares subject to unexercisable options.
(12) Dr. Regina Melnick's address is 2600 Douglas Road, Suite 907, Coral Gables, Florida 33134.
(13) Includes 269,500 shares subject to presently exercisable stock options. Excludes 1,065,000 shares subject to unexercisable options.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 50,000,000 shares of authorized Common Stock and 1,000,000 shares of authorized Preferred Stock, $.01 par value. Copies of the Articles of Incorporation and Bylaws have been filed as exhibits with the Commission and are incorporated by reference herein.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. Since the Common Stock does not have cumulative voting rights, the holders of a majority of the outstanding shares voting for election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of shareholders. See "Principal and Selling Shareholders." Dividends may be paid to holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividends." Holders of Common Stock will be entitled to share ratably in the assets of the Company legally available for distribution to shareholders in the event of liquidation or dissolution.

     The holders of Common Stock have no preemptive or conversion rights. The shares of Common Stock offered hereby will be, when issued and paid for, fully paid and not liable for further call or assessment.

PREFERRED STOCK

     Although the Company has no present plans to issue shares of Preferred Stock, Preferred Stock may be issued from time to time in one or more classes or series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Company's Board of Directors. The Board of

Directors, without obtaining shareholder approval, could issue the Preferred Stock with voting and/or conversion rights and thereby dilute the voting power and equity of the holders of Common Stock and adversely affect the market price of such stock. See "Risk Factors--Anti-Takeover Provisions; Possible Issuance of Preferred Stock."

CERTAIN FLORIDA LEGISLATION

     The Company is subject to (i) the Florida Control Share Act, which generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders, and
(ii) the Florida Fair Price Act, which generally requires supermajority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding shares of the corporation (or their affiliates).

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans.

     The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management. See "Risk Factors -- Anti-Takeover Provisions; Possible Issuance of Preferred Stock."

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     Certain provisions of the Articles of Incorporation and Bylaws of the Company summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

     Special Meeting of Shareholders. The Articles of Incorporation provide that special meetings of shareholders of the Company may be called only by the Board of Directors or upon the written demand of the holders of not less than fifty percent of all votes entitled to be cast on any issue proposed to be considered at a special meeting. This provision will make it more difficult for shareholders to take actions opposed by the Board of Directors.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Articles of Incorporation provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the executive offices of the Company not less than 120 days nor more than 180 days prior to the first anniversary of the date of the Company's notice of annual meeting provided with respect to the previous year's annual meeting. The Articles of Incorporation also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders at an annual meeting or from making nominations for directors at an annual meeting.

TRANSFER AGENT

     The transfer agent and registrar of the Common Stock is Boston Equiserve, Boston, Massachusetts.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have 14,576,170 shares of Common Stock outstanding, based upon the number of shares outstanding as of June 15, 1996. Of these shares, the 3,500,000 shares sold in this offering (4,025,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates").


SALES OF RESTRICTED SHARES

     There are 7,269,270 Restricted Shares which are deemed "restricted securities" under Rule 144 under the Securities Act and may not be sold unless they are registered under the Securities Act or unless an exemption, such as the exemption provided by Rule 144, is available. Of this amount, 6,970,734 shares are subject to the Lock-up Agreements described below. Of the 298,536 shares that are not subject to the Lock-up Agreements, all are eligible for sale in the public market in accordance with Rule 144, including 200,981 shares subject to immediate resale under the provisions of Rule 144(k). Certain securityholders have the right to have their Restricted Shares registered by the Company under the Securities Act as described below.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least two years, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of
(i) one percent of the then outstanding shares of Common Stock (approximately 145,762 shares after this offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed with the Commission. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned the Restricted Shares for at least three years may resell such shares without compliance with the foregoing requirements. In meeting the two and three year holding periods described above, a holder of Restricted Shares can include the holding periods of a prior owner who was not an Affiliate. On July 27, 1995, the Securities and Exchange Commission proposed to reduce the Rule 144(d) holding period for resales of restricted securities from two years to one year and to reduce the Rule 144(k) holding period from three years to two years. If the proposed changes are adopted, the reduced holding periods are expected to apply to all securities eligible for resale under Rule 144.

OPTIONS

     As of June 15, 1996, options to purchase a total of 1,941,029 shares of Common Stock were outstanding, of which options for an aggregate of 444,127 shares of Common Stock were exercisable. Of the exercisable options, 299,500 shares are subject to Lock-up Agreements. The Company has filed one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock subject to then outstanding stock options and Common Stock issuable pursuant to the Company's Stock Option Plan and Stock Purchase Plans. The shares registered pursuant to these registration statements will, once exercisable, be eligible for sale in the public markets, subject to the Lock-up Agreements, to the extent applicable. See "Management."

LOCK-UP AGREEMENTS

     Holders of 6,970,734 shares of Common Stock outstanding immediately prior to this offering and holders of options to purchase an aggregate of 1,447,000 shares of Common Stock have agreed, pursuant to the Lock-up Agreements, that they will not, without the prior written consent of Dean Witter Reynolds Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them or exercise any registration rights in respect of such Common Stock for a period of 90 days after the date of this Prospectus (the "Lock-up Period").

REGISTRATION RIGHTS


     Certain shareholders (collectively, the "Rights Holders") will be entitled, subject to the Lock-up Agreements, to require the Company to register under the Securities Act a total of approximately 6,919,015 shares of outstanding Common Stock (the "Registrable Shares") (approximately 4,919,015 shares after giving effect to the sale of shares in this offering). The Registration Rights Agreement provides that under certain circumstances and subject to certain limitations the Rights Holders may require the Company to file a registration statement under the Securities Act with respect to the Registrable Shares and the Company must use all commercially reasonable efforts to effect such registration. In addition, in the event the Company proposes to register any of its securities, either for its own account or for the account of a security holder, the Rights Holders may be entitled to include the Registrable Shares in such registration, subject to certain limitations on the number of shares to be included in the registration by the underwriter of such offering.

                                  UNDERWRITING

     The Underwriters named below, for whom Dean Witter Reynolds Inc. and Alex. Brown & Sons Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Hambrecht & Quist LLC and Smith Barney Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement (a copy of which has been filed as an exhibit to the Registration Statement), to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth opposite their respective names in the table below:


                                                                                NUMBER OF
                                       NAME                                      SHARES
    --------------------------------------------------------------------------  ---------
    Dean Witter Reynolds Inc. ................................................
    Alex. Brown & Sons Incorporated...........................................
    Donaldson, Lufkin & Jenrette Securities Corporation.......................
    Hambrecht & Quist LLC.....................................................
    Smith Barney Inc. ........................................................
                                                                                ---------
              Total...........................................................  3,500,000
                                                                                 ========


     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligation is such that they must purchase all of the shares (other than those subject to the over-allotment option) if any are purchased.

     The Underwriters have advised the Company that they propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such public offering price less a concession not to
exceed $          per share. Such dealers may reallow a concession not to exceed
$          per share to other dealers. After the public offering, the public offering price may be reduced and concessions and reallowances to dealers may be changed by the underwriters. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority. The Representatives intend to make a market in the Common Stock after completion of this offering.


     Certain Selling Shareholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 525,000 shares of Common Stock at the public offering price, less underwriting discounts and commissions to cover over-allotments, if any. After commencement of this offering, the Underwriters may confirm sales subject to the over-allotment option.


     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, the officers and directors of the Company and the Selling Shareholders have agreed that they will not, during the period commencing on the date hereof and ending 90 days after the date of this prospectus (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are now owned by the undersigned or are hereafter acquired), or
(2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

     In connection with this offering, the Underwriters and other selling group members may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and certain of the Selling Shareholders by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida. Certain legal matters relating to the offering will be passed upon for the Underwriters by Latham & Watkins, Washington, D.C.

                                    EXPERTS

     The consolidated balance sheets of the Company at December 31, 1994 and 1995 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995, the balance sheet of Neonatal and Pediatric Intensive Care Medical Group, Inc. as of December 31, 1994 and the statements of operations, stockholders' equity and cash flows for the year ended December 31, 1994, and the balance sheet of Rocky Mountain Neonatology, P.C. as of December 31, 1995 and the statements of operations, stockholders' equity and cash flows for the year ended December 31, 1995, which are included in this Prospectus and Registration Statement, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The balance sheet of Neonatal Specialists, Ltd. as of December 31, 1995 and the statements of income and retained earnings, and cash flows for the year then ended, which are included in this Prospectus and Registration Statement, have been included herein in reliance on the report of Johnson & Moser, Ltd., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The balance sheet of Pediatric and Newborn Consultants, PC as of December 31, 1995 and the statements of earnings and retained earnings, and cash flows for the year then ended, which are included in this Prospectus and Registration Statement, have been included herein in reliance on the report of Deon E. Fitch, C.P.A., independent accountant, given on the authority of that individual as an expert in accounting and auditing.

     The balance sheet of West Texas Neonatal Associates, a Partnership, as of December 31, 1995 and the related statements of income and partners' equity, and cash flows for the year then ended, which are included in this Prospectus and Registration Statement, have been included herein in reliance on the report of Linda G. Medlock P.C., independent accountant, given on the authority of that firm as an expert in accounting and auditing.

     The consolidated balance sheet of Infant Care Specialists Medical Group, Inc. and subsidiary as of December 31, 1995 and the consolidated statements of income and retained earnings and cash flows for the year then ended, which are included in this Prospectus and Registration Statement, have been included herein in reliance on the report of Harlan & Boettger, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

THE REGISTRANT --

  PEDIATRIX MEDICAL GROUP, INC.

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995, and March 31, 1996
  (unaudited).........................................................................  F-3
Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994 and
  1995, and the Three Months Ended March 31, 1995 and 1996 (unaudited)................  F-4
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1993,
  1994 and 1995, and the Three Months Ended March 31, 1996 (unaudited)................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995, and the Three Months Ended March 31, 1995 and 1996 (unaudited)................  F-6
Notes to Consolidated Financial Statements............................................  F-7
BUSINESSES ACQUIRED --
  NEONATAL AND PEDIATRIC INTENSIVE CARE MEDICAL GROUP, INC.
Report of Independent Accountants.....................................................  F-19
Balance Sheets at December 31, 1994 and June 30, 1995 (unaudited).....................  F-20
Statements of Operations for the Year Ended December 31, 1994 and the Six Months Ended
  June 30, 1995 (unaudited)...........................................................  F-21
Statements of Stockholders' Equity for the Year Ended December 31, 1994 and the Six
  Months Ended June 30, 1995 (unaudited)..............................................  F-22
Statements of Cash Flows for the Year Ended December 31, 1994 and the Six Months Ended
  June 30, 1995 (unaudited)...........................................................  F-23
Notes to Financial Statements.........................................................  F-24
  NEONATAL SPECIALISTS, LTD.
Independent Auditors' Report..........................................................  F-31
Balance Sheet at December 31, 1995....................................................  F-32
Statement of Income and Retained Earnings for the Year Ended December 31, 1995........  F-33
Statement of Cash Flows for the Year Ended December 31, 1995..........................  F-34
Notes to Financial Statements.........................................................  F-35
  PEDIATRIC AND NEWBORN CONSULTANTS, PC
Independent Auditor's Report..........................................................  F-38
Balance Sheet at December 31, 1995....................................................  F-39
Statement of Earnings and Retained Earnings for the Year Ended December 31, 1995......  F-40
Statement of Cash Flows for the Year Ended December 31, 1995..........................  F-41
Notes to Financial Statements.........................................................  F-42
  ROCKY MOUNTAIN NEONATOLOGY, P.C.
Report of Independent Accountants.....................................................  F-45
Balance Sheets at December 31, 1995 and March 31, 1996 (unaudited)....................  F-46
Statements of Operations for the Year Ended December 31, 1995 and the Three Months
  Ended March 31, 1996 (unaudited)....................................................  F-47
Statements of Stockholders' Equity for the Year Ended December 31, 1995 and the Three
  Months Ended March 31, 1996 (unaudited).............................................  F-48
Statements of Cash Flows for the Year Ended December 31, 1995 and the Three Months
  Ended March 31, 1996 (unaudited)....................................................  F-49
Notes to Financial Statements.........................................................  F-50

                                                                                        PAGE
                                                                                        ----
  WEST TEXAS NEONATAL ASSOCIATES
Independent Auditors' Report..........................................................  F-55
Balance Sheets at December 31, 1995 and March 31, 1996 (unaudited)....................  F-56
Statements of Income and Partners' Equity for the Year Ended December 31, 1995 and the
  Three Months Ended March 31, 1996 (unaudited).......................................  F-57
Statements of Cash Flows for the Year Ended December 31, 1995 and the Three Months
  Ended March 31, 1996 (unaudited)....................................................  F-58
Notes to Financial Statements.........................................................  F-59
  INFANT CARE SPECIALISTS MEDICAL GROUP, INC. AND SUBSIDIARY
Independent Auditors' Report..........................................................  F-61
Consolidated Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996
  (unaudited).........................................................................  F-62
Consolidated Statements of Operations and Retained Earnings for the Years Ended
  December 31, 1994 and 1995 and the Three Months Ended March 31, 1996 (unaudited)....  F-63
Consolidated Statements of Cash Flows for the Years Ended December 31, 1994 and 1995
  and the Three Months Ended March 31, 1996 (unaudited)...............................  F-64
Notes to Consolidated Financial Statements............................................  F-65

                         PEDIATRIX MEDICAL GROUP, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Pediatrix Medical Group, Inc.
Fort Lauderdale, Florida

     We have audited the accompanying consolidated balance sheets of Pediatrix Medical Group, Inc. as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pediatrix Medical Group, Inc. as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Fort Lauderdale, Florida
January 29, 1996

                         PEDIATRIX MEDICAL GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                                  -----------------    MARCH 31,
                                                                   1994      1995        1996
                                                                  -------   -------   -----------
                                                                   (IN THOUSANDS)     (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents.....................................  $ 7,384   $18,499     $ 7,084
  Investments in marketable securities..........................       --    27,718      26,552
  Accounts receivable, net......................................    8,965    12,096      15,484
  Prepaid expenses..............................................      293       628         692
  Other assets..................................................      339       497         596
  Income taxes receivable.......................................      179       330         383
                                                                  -------   -------   -----------
          Total current assets..................................   17,160    59,768      50,791
Property and equipment, net.....................................    3,011     4,549       5,242
Other assets, net...............................................      124     5,564      21,338
                                                                  -------   -------   -----------
          Total assets..........................................  $20,295   $69,881     $77,371
                                                                  =======   =======   =========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.........................  $ 2,784   $ 4,347     $ 7,539
  Current portion of note payable...............................       64        64          64
  Deferred income taxes.........................................      540     1,909       3,471
                                                                  -------   -------   -----------
          Total current liabilities.............................    3,388     6,320      11,074
Note payable....................................................      815       751         735
                                                                  -------   -------   -----------
          Total liabilities.....................................    4,203     7,071      11,809
                                                                  -------   -------   -----------
Preferred stock; voting, redeemable, cumulative, convertible,
  $.01 par value; 4,575,000 shares authorized, 4,571,063 shares issued and outstanding at December 31, 1994, and none issued and outstanding at December 31, 1995 and March 31, 1996;
  stated at redemption value of $13,000,103 plus accrued and
  unpaid dividends of $2,696,678 at December 31, 1994...........   15,697        --          --
Contingencies (Note 10)
Stockholders' equity:
  Preferred stock; $.01 par value, 1,000,000 shares authorized, none issued and outstanding at December 31, 1995 and March
     31, 1996...................................................       --        --          --
  Common stock; $.01 par value, 15,000,000 shares authorized at
     December 31, 1994 and 50,000,000 shares authorized at
     December 31, 1995 and March 31, 1996, 6,265,983 and
     13,051,055 and 13,063,809 shares issued and outstanding at
     December 31, 1994 and 1995 and March 31, 1996,
     respectively...............................................       63       131         131
  Additional paid-in capital....................................       --    55,620      55,809
  Retained earnings.............................................      332     7,045       9,657
  Unrealized gain (loss) on investments.........................       --        14         (35)
                                                                  -------   -------   -----------
          Total stockholders' equity............................      395    62,810      65,562
                                                                  -------   -------   -----------
          Total liabilities and stockholders' equity............  $20,295   $69,881     $77,371
                                                                  =======   =======   =========

   The accompanying notes are an integral part of these financial statements.

                         PEDIATRIX MEDICAL GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   THREE MONTHS
                                                                                       ENDED
                                                    YEARS ENDED DECEMBER 31,         MARCH 31,
                                                   ---------------------------   -----------------
                                                    1993      1994      1995      1995      1996
                                                   -------   -------   -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT FOR       (UNAUDITED)
                                                         PER SHARE DATA)
Net patient service revenue......................  $23,570   $32,779   $43,860   $ 8,886   $16,127
                                                   -------   -------   -------   -------   -------
Operating expenses:
  Salaries and benefits..........................   14,852    20,723    29,545     6,270    10,796
  Supplies and other operating expenses..........    2,230     2,774     3,451       607     1,213
  Depreciation and amortization..................       95       244       363        74       233
                                                   -------   -------   -------   -------   -------
          Total operating expenses...............   17,177    23,741    33,359     6,951    12,242
                                                   -------   -------   -------   -------   -------
Income from operations...........................    6,393     9,038    10,501     1,935     3,885
Investment income................................       45       208       804       107       499
Interest expense.................................     (105)      (90)     (117)      (28)      (35)
Other expense, net...............................      (17)       --        --        --        --
                                                   -------   -------   -------   -------   -------
  Income before income taxes.....................    6,316     9,156    11,188     2,014     4,349
Income tax provision.............................    2,166     3,749     4,475       805     1,737
                                                   -------   -------   -------   -------   -------
          Net income.............................  $ 4,150   $ 5,407   $ 6,713   $ 1,209   $ 2,612
                                                   =======   =======   =======   =======   =======
Per share data (1995 pro forma unaudited):
Net income per common and common equivalent
  share..........................................                      $   .55   $   .10   $   .19
                                                                       =======   =======   =======
Weighed average shares used in computing net
  income per common and common equivalent
  share..........................................                       12,216    11,614    13,726
                                                                       =======   =======   =======

   The accompanying notes are an integral part of these financial statements.

                         PEDIATRIX MEDICAL GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                           COMMON STOCK                     RETAINED
                                                        ------------------   ADDITIONAL     EARNINGS
                                                        NUMBER OF             PAID-IN     (ACCUMULATED
                                                         SHARES     AMOUNT    CAPITAL       DEFICIT)
                                                        ---------   ------   ----------   ------------
                                                                        (IN THOUSANDS)
Balance at December 31, 1992..........................     6,857     $ 69     $     --      $ (4,662)
Net income............................................        --       --           --         4,150
Common stock issued...................................       204        2          291            --
Common stock retired..................................      (837)      (8)         (24)       (2,553)
Accrued and unpaid preferred stock dividends for the
  year ended December 31, 1993........................        --       --         (267)         (921)
                                                        ---------   ------   ----------   ------------
Balance at December 31, 1993..........................     6,224       63           --        (3,986)
Net income............................................        --       --           --         5,407
Common stock issued...................................       118        1          588            --
Common stock retired..................................       (76)      (1)        (154)         (227)
Accrued and unpaid preferred stock dividends for the
  year ended December 31, 1994........................        --       --         (434)         (862)
                                                        ---------   ------   ----------   ------------
Balance at December 31, 1994..........................     6,266       63           --           332
Net income............................................        --       --           --         6,713
Accrued and unpaid preferred stock dividends through
  conversion date, September 25, 1995.................        --       --       (1,040)           --
Common stock issued...................................     2,240       22       39,848            --
Conversion of preferred stock.........................     4,571       46       16,691            --
Tax benefit related to employee stock options.........        --       --          252            --
Common stock retired..................................       (26)      --         (131)           --
                                                        ---------   ------   ----------   ------------
Balance at December 31, 1995..........................    13,051      131       55,620         7,045
Net income (unaudited)................................        --       --           --         2,612
Common stock issued (unaudited).......................        14        2           72            --
Common stock retired (unaudited)......................        (2)      (2)         (44)           --
Tax benefit related to employee stock options
  (unaudited).........................................        --       --          161            --
                                                        ---------   ------   ----------   ------------
Balance at March 31, 1996 (unaudited).................    13,063     $131     $ 55,809      $  9,657
                                                        ========    ======     =======    ==========

   The accompanying notes are an integral part of these financial statements.

                         PEDIATRIX MEDICAL GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   THREE MONTHS
                                                   YEARS ENDED DECEMBER 31,       ENDED MARCH 31,
                                                 ----------------------------    -----------------
                                                  1993      1994       1995       1995      1996
                                                 -------   -------   --------    ------   --------
                                                        (IN THOUSANDS)              (UNAUDITED)
Cash flows from (used in) operating activities:
  Net income...................................  $ 4,150   $ 5,407   $  6,713    $1,209   $  2,612
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization.............       95       244        363        74        233
     Deferred income taxes.....................    1,339       517      1,456      (121)     1,562
     Other.....................................       17        --         (2)       --         --
     Changes in assets and liabilities:
       Accounts receivable.....................   (2,692)   (1,290)    (3,131)      607     (3,388)
       Prepaid expenses and other assets.......      (66)     (449)      (493)      194       (162)
       Income taxes receivable.................    1,362       428        101        --        108
       Other assets............................       (3)       (7)        62      (103)    (1,882)
       Accounts payable and accrued expenses...      479       521        871       412        752
                                                 -------   -------   --------    ------   --------
          Net cash provided (used) by operating
            activities.........................    4,681     5,371      5,940     2,272       (165)
                                                 -------   -------   --------    ------   --------
Cash flows used in investing activities:
  Physician group acquisition payments.........       --        --     (4,938)       --    (11,584)
  Purchase of investments......................       --        --    (34,382)       --     (6,621)
  Proceeds from sale of investments............       --        --      6,681        --      7,738
  Purchase of property and equipment...........   (1,897)     (578)    (1,861)     (161)      (794)
                                                 -------   -------   --------    ------   --------
     Net cash used by investing activities.....   (1,897)     (578)   (34,500)     (161)   (11,261)
                                                 -------   -------   --------    ------   --------
Cash flows (used in) from financing activities:
  Borrowings on notes payable..................    2,359        --         --        --         --
  Payments on notes payable....................   (2,997)      (87)       (64)      (16)       (16)
  Proceeds from issuance of common stock.......      579       590     39,871        --         72
  Payments made to retire common stock.........   (2,585)     (381)      (132)      (13)       (45)
                                                 -------   -------   --------    ------   --------
          Net cash (used in) provided by
            financing activities...............   (2,644)      122     39,675       (29)        11
                                                 -------   -------   --------    ------   --------
Net increase (decrease) in cash and cash
  equivalents..................................      140     4,915     11,115     2,082    (11,415)
Cash and cash equivalents at beginning of
  year/period..................................    2,329     2,469      7,384     7,384     18,499
                                                 -------   -------   --------    ------   --------
Cash and cash equivalents at end of
  year/period..................................  $ 2,469   $ 7,384   $ 18,499    $9,466   $  7,084
                                                 =======   =======   ========    ======   ========
Supplemental disclosure of cash flow
  information:
  Cash paid for:
     Interest..................................  $   125   $   130   $    117    $   28   $     35
     Income taxes..............................  $    85   $ 2,354   $  2,943    $   --   $     66
  Non-cash investing and financing activities:
     Accrued and unpaid preferred stock
       dividends...............................  $ 1,189   $ 1,269   $  1,040    $  353   $     --

   The accompanying notes are an integral part of these financial statements.

                         PEDIATRIX MEDICAL GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL:

     The principal business activity of Pediatrix Medical Group, Inc. ("Pediatrix" or the "Company") is to provide physician management services to hospital-based neonatal and pediatric intensive care units in twelve states and Puerto Rico. Contractual arrangements with hospitals are a) fee-for-service contracts whereby hospitals agree, in exchange for the Company's services, to authorize the Company and its healthcare professionals to bill and collect the professional component of the charges for medical services rendered by the Company's healthcare professionals; and b) administrative fees whereby the Company is assured a minimum revenue level.

     In September 1995, the Company completed its initial public offering whereby it issued 2,200,000 shares of common stock, resulting in cash proceeds to the Company of approximately $39.7 million. In addition, in connection with the initial public offering, the Company authorized 50,000,000 shares of common stock and 1,000,000 shares of preferred stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Presentation

     The financial statements (the "consolidated financial statements") include the accounts of Pediatrix consolidated with the accounts of the Pediatrix Medical Group of Florida, Inc. (the "Subsidiary") and combined with the accounts of the professional associations (the "PA Contractors") with which the Company currently has specific management billing arrangements. All significant intercompany and interaffiliate accounts and transactions have been eliminated. The financial statements of the PA Contractors are consolidated with Pediatrix because Pediatrix, as opposed to affiliates of Pediatrix, has unilateral control over the assets and operations of the PA Contractors. Notwithstanding the lack of technical majority ownership, consolidation of the PA Contractors is necessary to present fairly the financial position and results of operations of Pediatrix because of the existence of a parent-subsidiary relationship by means other than record ownership of the PA Contractors' voting common stock. Control of the assets and operations of the PA Contractors by Pediatrix is permanent and other than temporary because the PA Contractors' agreements with Pediatrix provide that the term of the arrangements are permanent, subject only to termination by Pediatrix and that the PA Contractors shall not terminate the agreements without the prior written consent of Pediatrix. Also, the agreements provide that Pediatrix or its assigns has the right, but not the obligation, to purchase the stock of the PA Contractors.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Accounts Receivable and Revenues

     Accounts receivable are primarily amounts due under fee-for-service contracts from third party payors, such as insurance companies, self-insured employers and patients and government-sponsored health care programs geographically dispersed throughout the United States and its territories. These receivables are presented net of an estimated allowance for contractual adjustments and uncollectibles which is charged to operations based on the Company's evaluation of expected collections resulting from an analysis of current and past due accounts, past collection experience in relation to amounts billed and other relevant information. Contractual adjustments result from the difference between the physician rates for services performed and

                         PEDIATRIX MEDICAL GROUP, INC.

reimbursements by government-sponsored healthcare programs and insurance companies for such services. Bad debts are included in contractual allowances and uncollectibles because they are not considered material.

     Concentration of credit risk relating to accounts receivable is limited by number, diversity and geographic dispersion of the neonatology units managed by the Company, as well as by the large number of patients and payors, including the various governmental agencies in the states in which the Company provides services. Receivables from government agencies made up approximately 35% and 41% of accounts receivable at December 31, 1994 and 1995, respectively.

  Cash Equivalents

     Cash equivalents are defined as all highly liquid financial instruments with maturities of 90 days or less from the date of purchase. The Company maintains its cash and cash equivalents which consist principally of demand deposits, short-term government securities and amounts on deposit in money market accounts with principally four financial institutions.

  Investments

     The Company determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determination at each balance sheet date. Investments are classified as available for sale and are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Fair value is determined by the most recently traded price of the security at the balance sheet date.

     The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest income and declines in value judged to be other than temporary are included in investment income. Realized gains and losses are included in earnings using the specific identification method for determining the cost of securities sold.

     Investments are stated at fair market value which approximates amortized cost and consist principally of tax exempt municipal obligations (fair value of $19.4 million at December 31, 1995) as well as U.S. government and government agency securities (fair value of $8.3 million at December 31, 1995). The Company's investments in marketable securities represent cash available for current operations and are accordingly classified as current assets.

  Property and Equipment

     Property and equipment is recorded at cost. Depreciation of property and equipment is computed on the straight-line method over the estimated useful lives which range from five to forty years. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in earnings.

  Other Assets

     Other assets include the excess of cost over the fair value of net assets acquired which is being amortized on a straight-line basis over twenty-five years. In addition, other assets include payments to physicians for non-competition and other agreements which are being amortized over their terms which range from one to five years.

     At each balance sheet date following the acquisition of a business, the Company reviews the carrying value of the goodwill to determine if facts and circumstances suggest that it may be impaired or that the amortization period may need to be changed. The Company considers external factors relating to each acquired business, including hospital and physician contract changes, local market developments, changes in

                         PEDIATRIX MEDICAL GROUP, INC.

third party payments, national health care trends, and other publicly available information. If these external factors indicate the goodwill will not be recoverable, as determined based upon undiscounted cash flows before interest charges of the business acquired over the remaining amortization period, the carrying value of the goodwill will be reduced. The Company does not believe there currently are any indicators that would require an adjustment to the carrying value of the goodwill or its estimated periods of recovery at December 31, 1995.

  Professional Liability Coverage

     The Company maintains professional liability coverage which indemnifies the Company and its employee physicians and independent contractor physicians on a claims made basis with a portion of self insurance retention. The Company records an estimate of its liabilities for claims incurred but not reported based on an actuarial valuation. Such liabilities are not discounted.

  Income Taxes

     The Company utilizes the liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  Stock Options

     The Company follows the practice of recording amounts received upon the exercise of options by crediting common stock and additional paid-in capital. No charge has been reflected in the consolidated statements of operations as a result of the grant or exercise of stock options, as the fair market value of the Company's stock equals the exercise price on the date the options are granted. To the extent that the Company realizes an income tax benefit from the exercise or early disposition of certain stock options, this benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital.

  Change in Accounting Standards

     Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" must be implemented by the Company in 1996. This statement requires that long-lived assets and certain intangibles to be held and used by the Company be reviewed for impairment. This pronouncement is not expected to have a material impact on the financial statements of the Company.

     SFAS No. 123, "Accounting for Stock-Based Compensation" must also be implemented by the Company in 1996. This pronouncement establishes financial accounting and reporting standards for stock-based employee compensation plans. It encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on new fair value accounting rules. Companies that choose not to adopt the new fair value accounting rules will be required to disclose proforma net income and earnings per share under the new method. The Company anticipates adopting the disclosure provisions of SFAS No. 123, although the impact of such disclosure has not been determined.

  Interim Financial Statements

     The financial statements at March 31, 1996, and for the three months ended March 31, 1996 and 1995 are unaudited and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the results of interim periods. The results of operations for the

                         PEDIATRIX MEDICAL GROUP, INC.

three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year or any other interim period.

 Net Income Per Common and Common Equivalent Share (Unaudited)

     As a result of the conversion of the preferred stock, which was not determined to be a common stock equivalent, into common stock in connection with the initial public offering, the Company has presented pro forma net income per common and common equivalent share for the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1995. The calculation of the proforma shares is comparable to primary and fully dilutive common and common equivalent shares subsequent to the initial public offering. Pro forma net income per common and common equivalent share is computed based upon the weighted average number of shares of common stock and common stock equivalents, including the number of shares of common stock issuable upon conversion of preferred stock, outstanding during the period. Pursuant to the requirements of the Securities and Exchange Commission (SEC), common stock issued by the Company during the 12 months immediately preceding the initial filing of the registration statement with the SEC, plus common stock equivalents relating to the grant of common stock options during the same period, have been included in the calculation of pro forma weighted average number of common and common stock equivalents outstanding for the years ended December 31, 1994 and 1995, and for the three months ended March 31, 1995, using the treasury stock method and the initial public offering price of $20 per share.

3. ACCOUNTS RECEIVABLE AND NET PATIENT SERVICE REVENUE:

     Accounts receivable consist of the following:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1995
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Gross accounts receivable......................................  $ 22,211     $ 25,184
    Less allowance for contractual adjustments and
      uncollectibles...............................................   (13,246)     (13,088)
                                                                     --------     --------
                                                                     $  8,965     $ 12,096
                                                                     ========     ========

     Net patient service revenue consists of the following:

                                                              YEARS ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1993         1994         1995
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Gross patient service revenue......................  $ 45,829     $ 59,405     $ 79,360
    Less contractual adjustments and uncollectibles....   (25,475)     (30,885)     (40,843)
    Hospital contract administrative fees..............     3,216        4,259        5,343
                                                         --------     --------     --------
                                                         $ 23,570     $ 32,779     $ 43,860
                                                         ========     ========     ========

                         PEDIATRIX MEDICAL GROUP, INC.

4. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994         1995
                                                                       ------       ------
                                                                         (IN THOUSANDS)
    Land.............................................................  $  389       $1,308
    Building.........................................................   1,608        1,644
    Equipment and furniture..........................................   1,445        2,104
                                                                       ------       ------
                                                                        3,442        5,056
    Less accumulated depreciation....................................    (431)        (748)
    Construction in progress.........................................      --          241
                                                                       ------       ------
                                                                       $3,011       $4,549
                                                                       ======       ======

5. OTHER ASSETS:

     Other assets consist of the following:

                                                                          DECEMBER 31,
                                                                        -----------------
                                                                        1994        1995
                                                                        ----       ------
                                                                         (IN THOUSANDS)
    Excess of cost over net assets acquired...........................  $ --       $3,870
    Physician agreements..............................................    --        1,692
    Other.............................................................   124          106
                                                                        ----       ------
                                                                         124        5,668
    Less accumulated amortization.....................................    --         (104)
                                                                        ----       ------
                                                                        $124       $5,564
                                                                        ====       ======

     On July 27, 1995, the Company completed the acquisition of the stock of Neonatal and Pediatric Intensive Care Medical Group, Inc. ("NAPIC"), a California professional corporation, in exchange for approximately $3.2 million in cash. In connection with the transaction, the Company has recorded assets of $4.6 million including $3.8 million of goodwill and liabilities of $1.4 million. The Company has accounted for the transaction using the purchase method of accounting for financial reporting purposes and the excess of the cost over fair value of net assets acquired is being amortized on a straight-line basis over 25 years. NAPIC's results of operations have been included in the consolidated financial statements from the date of acquisition.

     The following unaudited pro forma information combines the consolidated results of operations of the Company and NAPIC as if the acquisition had occurred on January 1, 1994:

                                                                          YEARS ENDED
                                                                         DECEMBER 31,
                                                                      -------------------
                                                                       1994        1995
                                                                      -------     -------
                                                                        (IN THOUSANDS,
                                                                    EXCEPT PER SHARE DATA)
     Net patient service revenue....................................  $36,527     $45,999
     Net income.....................................................    5,381       6,639
     Net income per share...........................................     0.47         .54

     The pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place at the beginning of the period, nor are they indicative of the results of future combined operations.

                         PEDIATRIX MEDICAL GROUP, INC.

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

     Accounts payable and accrued expenses consist of the following:

                                                                           DECEMBER 31,
                                                                          ---------------
                                                                           1994     1995
                                                                          ------   ------
                                                                          (IN THOUSANDS)
     Accounts payable...................................................  $  918   $  786
     Accrued salaries and bonuses.......................................     599      779
     Accrued payroll taxes and benefits.................................     461      726
     Accrued professional liability coverage............................     500    1,268
     Other accrued expenses.............................................     306      788
                                                                          ------   ------
                                                                          $2,784   $4,347
                                                                          ======   ======

7. NOTE PAYABLE:

     Note payable consists of the following:

                                                                            DECEMBER 31,
                                                                            -------------
                                                                            1994     1995
                                                                            ---- (IN ----
                                                                             THOUSANDS)
    Mortgage payable to bank, interest at prime plus .5% (9.5% at December
      31, 1995) quarterly payments of principal of $16,032 plus interest through maturity date of October 4, 1998 at which time the unpaid
      principal balance of $638,488 is due................................  $879     $815
      Less current portion................................................    64       64
                                                                            ----     ----
                                                                            $815     $751
                                                                            ====     ====

     The Company is required to maintain minimum levels of net income and net worth under the terms of the mortgage agreement. The mortgage is collateralized by the Company's headquarters carried at $1,545,000 at December 31, 1995.

     The Company has a revolving line of credit in the amount of $7,000,000 and another $2,000,000 line of credit to cover deductibles under its professional liability insurance policies. Both facilities bear interest at prime plus .5%. The Company did not have an outstanding balance under either line of credit at December 31, 1994 or 1995. The revolving line of credit is collateralized by all tangible personal and intangible property of the Company. The agreement provides for the Company to maintain certain covenants including a requirement that the Company maintain minimum levels of net income and net worth, as defined.

8. PREFERRED STOCK:

     On October 26, 1992, the Company issued 4,571,063 shares of 9% voting, redeemable, cumulative convertible Preferred Stock for $13,000,103. Pursuant to the terms of the Preferred Stock Purchase Agreement (the "Agreement"), each share of Preferred Stock was convertible into one share of common stock, subject to adjustments in certain events. The Agreement indicated that upon conversion of the Preferred Stock, all accumulated and unpaid dividends, whether or not declared, since the date of issue up to and including the date of conversion would be forgiven.

     On September 25, 1995, in connection with the initial public offering, the Company's Preferred Stock was converted into common stock of the Company and the unpaid dividends of $3,736,589 were forgiven and the redemption value of the Preferred Stock was credited to common stock and additional paid-in capital accounts.

                         PEDIATRIX MEDICAL GROUP, INC.

9. INCOME TAXES:

     The components of the income tax provision are as follows:

                                                                         DECEMBER 31,
                                                                   ------------------------
                                                                    1993     1994     1995
                                                                   ------   ------   ------
                                                                        (IN THOUSANDS)
    Federal:
      Current....................................................  $  527   $2,460   $2,573
      Deferred...................................................   1,269      722    1,184
                                                                   ------   ------   ------
                                                                    1,796    3,182    3,757
                                                                   ------   ------   ------
    State:
      Current....................................................      --      322      454
      Deferred...................................................     370      245      264
                                                                   ------   ------   ------
                                                                      370      567      718
                                                                   ------   ------   ------
              Total..............................................  $2,166   $3,749   $4,475
                                                                   ======   ======   ======

     The Company files its tax return on a consolidated basis with the Subsidiary. The remaining PA Contractors file tax returns on an individual basis.

     The effective tax rate on income was 34%, 41% and 40% for the years ended December 31, 1993, 1994 and 1995, respectively. The differences between the effective rate and the U.S. federal income tax statutory rate of 35% are as follows:

                                                                         DECEMBER 31,
                                                                   ------------------------
                                                                    1993     1994     1995
                                                                   ------   ------   ------
                                                                        (IN THOUSANDS)
    Tax at statutory rate........................................  $2,211   $3,205   $3,916
    Statutory federal surtax exemption...........................     (63)     (91)    (112)
    State income tax, net of federal benefit.....................      60      333      451
    Change in valuation allowance................................    (300)    (450)      --
    Other, net...................................................     258      752      220
                                                                   ------   ------   ------
    Income tax provision.........................................  $2,166   $3,749   $4,475
                                                                   ======   ======   ======

     The significant components of deferred income tax assets and liabilities are as follows:

                                                                        DECEMBER 31,
                                                       -----------------------------------------------
                                                                1994                     1995
                                                       ----------------------   ----------------------
                                                        DEFERRED INCOME TAX      DEFERRED INCOME TAX
                                                       ----------------------   ----------------------
                                                       ASSETS     LIABILITIES   ASSETS     LIABILITIES
                                                       ------     -----------   ------     -----------
                                                                       (IN THOUSANDS)
    Allowances for uncollectible accounts receivable
      and other expenses recognized on a cash basis
      by certain PA Contractors......................   $738        $(1,314)     $389        $(2,711)
    Property and equipment...........................      1            (47)       --           (139)
    Net operating loss carryforward..................    151             --       552             --
                                                       ------     -----------   ------     -----------
              Total..................................    890         (1,361)      941         (2,850)
    Current deferred income taxes....................     --           (540)       --         (1,909)
                                                       ------     -----------   ------     -----------
              Total noncurrent deferred income
                taxes................................   $890        $  (821)     $941        $  (941)
                                                       =====        =======     =====        =======
    Net noncurrent deferred income taxes.............   $ 69
                                                       =====

                         PEDIATRIX MEDICAL GROUP, INC.

     The net noncurrent deferred income tax asset for the year ended December 31, 1994, is included in other assets.

     The income tax benefits related to the exercise of stock options reduces taxes currently payable and is credited to additional paid-in capital. Such amounts totaled $252,180 for the year ended December 31, 1995.

     The Company has net operating loss carryforwards for federal and state tax purposes of approximately $369,000 and $1,377,000 at December 31, 1994 and December 31, 1995, respectively, expiring at various times commencing in 1997.

     As of December 31, 1995, U.S. Federal Income Tax Returns for 1992 and 1993 were in the process of examination by the Internal Revenue Service, which the Company believes will propose certain adjustments for additional taxes and interest. The Company believes that the tax returns are substantially correct as filed and intends to vigorously contest any proposed adjustments. The Company believes that the amounts that have been provided are adequate and that the ultimate resolution of the examination will result in no material impact on the Company's consolidated results of operations, financial position or cash flows.

10. CONTINGENCIES:

     During the ordinary course of business, the Company has become a party to pending and threatened legal actions and proceedings, most of which involve claims of medical malpractice and are generally covered by insurance. These lawsuits are not expected to result in judgments which would exceed professional liability insurance coverage, and therefore, will not have a material impact on the Company's consolidated results of operations, financial position or liquidity, notwithstanding any possible insurance recovery.

11. RETIREMENT PLAN:

     The Company has a qualified contributory savings plan (the "Plan") as allowed under Section 401(k) of the Internal Revenue Code. The Plan permits participant contributions and allows elective company contributions based on each participant's contribution. Participants may elect to defer up to 15% of their annual compensation by contributing amounts to the Plan. The Company approved contributions of $375,339, $473,249 and $559,125 to the Plan during the years ended December 31, 1993, 1994 and 1995, respectively.

                         PEDIATRIX MEDICAL GROUP, INC.

12. HISTORICAL NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE:

     Net income per common and common equivalent share on a historical basis, both primary and fully diluted, are as follows:

                                                                   YEARS ENDED DECEMBER 31,
                                                                   ------------------------
                                                                    1993     1994     1995
                                                                   ------   ------   ------
                                                                    (IN THOUSANDS, EXCEPT
                                                                       PER SHARE DATA)
     Income applicable to common stock:
       Net income................................................  $4,150   $5,407   $6,713
       Less: preferred stock dividends...........................   1,189    1,296    1,040
                                                                   ------   ------   ------
     Income applicable to common stock...........................  $2,961   $4,111   $5,673
                                                                   ------   ------   ------
     Net income per share:
       Primary...................................................  $ 0.43   $ 0.60   $ 0.65
                                                                   ------   ------   ------
       Fully diluted.............................................  $ 0.36   $ 0.47   $ 0.55
                                                                   ------   ------   ------
     Weighted average number of common and common equivalent
       shares outstanding:
       Primary...................................................   6,833    6,853    8,773
                                                                   ------   ------   ------
       Fully diluted.............................................  11,415   11,430   12,216
                                                                   ------   ------   ------

     Primary net income per common and common equivalent share is computed by dividing net income available to common shareholders by the weighted average number of common and common equivalent shares outstanding during the period. The voting, redeemable, cumulative convertible preferred stock issued in October 1992 was determined not to be a common stock equivalent. In computing primary net income per share, preferred stock dividends reduce income available to common shareholders. Fully diluted net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period and includes 4,571,063 shares of common stock assumed to be issued upon conversion of all shares of the preferred stock described in Note 8 for December 31, 1993 and 1994.

     Pursuant to the requirements of the SEC, common stock issued by the Company plus common stock equivalents relating to the grant of common stock options, during the twelve months immediately preceding the initial filing of the registration statement with the SEC, have been included in the calculation of the weighted average number of common and common equivalent shares outstanding on a primary and fully diluted basis for the years ended December 31, 1993, 1994 and 1995, using the treasury stock method and the initial public offering price of $20 per share.

13. STOCK OPTION PLAN:

     In 1993, the Company's Board of Directors authorized a stock option plan. Under the plan, options to purchase shares of common stock may be granted to certain employees at a price not less than the fair market value of the shares on the date of grant. The options must be exercised within ten years from the date of grant. The stock options become exercisable on a prorata basis over a three year period from the date of grant. As of January 18, 1995, 1,500,000 options were authorized by the Company's Board of Directors and the previously issued options were confirmed. The additional authorization of options resulted in 268,300 options available for grant as of that date.

                         PEDIATRIX MEDICAL GROUP, INC.

     Pertinent information covering the stock option plan is as follows:

                                                       NUMBER OF   OPTION PRICE    EXPIRATION
                                                        SHARES       PER SHARE        DATE
                                                       ---------   -------------   ----------
    Outstanding at December 31, 1993.................    200,000   $ 2.84-$ 3.12         2003
      Granted........................................  1,035,450   $ 5.00-$10.00
      Canceled.......................................     (3,750)         $ 5.00
                                                       ---------   -------------
    Outstanding at December 31, 1994.................  1,231,700   $ 2.84-$10.00    2003-2004
      Granted........................................    841,500   $10.00-$21.50
      Canceled.......................................   (324,583)  $ 3.12-$12.50
      Exercised......................................    (39,709)  $ 3.12-$10.00
                                                       ---------   -------------
    Outstanding at December 31, 1995.................  1,708,908   $ 2.84-$21.50    2003-2005
                                                        ========    ============
    Exercisable at December 31, 1995.................    306,872   $ 2.84-$10.00
                                                        ========    ============

14. SUBSEQUENT EVENTS:

     Subsequent to year end, the Company completed acquisitions of three neonatology and pediatric physician group practices for a total of approximately $11 million cash. The agreements provide for additional payments of up to $2 million in 1997 based upon achievement of certain operating targets. The acquisitions will be accounted for using the purchase method of accounting.

15. SUBSEQUENT EVENTS (UNAUDITED):

     During the second quarter of 1996, the Company completed acquisitions of three neonatology and pediatric physician group practices:

        - On May 1, 1996, the Company, through its PA Contractors, acquired the stock of Rocky Mountain Neonatology, P.C., a Colorado professional corporation, in exchange for approximately $7.2 million in cash.

        - On May 30, 1996, the Company, through its PA Contractors, acquired certain assets of West Texas Neonatal Associates, a Texas general partnership, in exchange for approximately $5.25 million in cash.

        - On June 6, 1996, the Company, through its PA Contractors, acquired certain assets of Infant Care Specialists Medical Group, Inc., a California professional corporation, in exchange for approximately $6 million in cash.

     The Company has accounted for the transactions using the purchase method of accounting and the excess of cost over fair value of net assets acquired is being amortized on a straight-line basis over 25 years. The results of operations of the acquired companies have been included in the consolidated financial statements from the dates of acquisition.

     The following unaudited pro forma consolidated results of operations give effect to the acquisitions completed in 1996 as if they had occurred as of January 1, 1995 and do not purport to be indicative of what would have occurred had the acquisitions actually been made as of such date or of results which may occur in the future. Adjustments made in arriving at these results include the reduction of certain amounts of compensation, bonuses and other benefits paid principally to shareholders and other physicians, the reduction

                         PEDIATRIX MEDICAL GROUP, INC.

in the cost of malpractice insurance, the amortization of goodwill, the elimination of investment income assumed to be used for the acquisitions and the application of the Company's effective tax rate on the combined earnings.

                                                     YEAR ENDED       THREE MONTHS ENDED
                                                  DECEMBER 31, 1995     MARCH 31, 1996
                                                  -----------------   ------------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
    Net patient service revenue.................       $69,423             $ 21,342
    Net income..................................         7,097                2,802
    Net income per share........................           .58                  .20

     On May 14, 1996, the Company received the Internal Revenue Service's (IRS) proposed adjustments to the Company's tax liability in connection with its examination of the Company's 1992, 1993, and 1994 federal income tax returns as discussed in Note 9 to the Consolidated Financial Statements. The IRS has challenged certain deductions that, if disallowed, would result in additional taxes of approximately $4.5 million, plus interest. The Company and its tax advisors are in the process of preparing a response to the IRS. The Company and its tax advisors believe that the tax returns are substantially correct as filed and intend to vigorously contest the proposed adjustments. The Company and its tax advisors also believe that the amounts that have been provided for income taxes are adequate and that the ultimate resolution of the examination will not result in a material adverse effect on the Company's consolidated results of operations, financial position or cash flows.

           NEONATAL AND PEDIATRIC INTENSIVE CARE MEDICAL GROUP, INC.

                              FINANCIAL STATEMENTS

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Neonatal and Pediatric Intensive Care Medical Group, Inc.

     We have audited the accompanying balance sheet of Neonatal and Pediatric Intensive Care Medical Group, Inc. as of December 31, 1994 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neonatal and Pediatric Intensive Care Medical Group, Inc. as of December 31, 1994, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Los Angeles, California
July 21, 1995

           NEONATAL AND PEDIATRIC INTENSIVE CARE MEDICAL GROUP, INC.

                                 BALANCE SHEETS


                                                                 DECEMBER 31, 1994     JUNE 30, 1995
                                                                 -----------------     -------------
                                                                                        (UNAUDITED)
                                     ASSETS:
Current assets:
  Cash and cash equivalents....................................     $   194,916         $   194,831
  Accounts receivable, net of allowance for uncollectibles of
     $129,046 at December 31, 1994 and $153,435 at June 30,
     1995......................................................         788,809             698,275
  Income tax receivable........................................          10,982              10,982
  Equity securities available for sale.........................          22,582              83,607
  Prepaid expenses and other assets............................          33,230              37,059
                                                                 -----------------     -------------
          Total current assets.................................       1,050,519           1,024,754
Equipment, net of accumulated depreciation of $14,093 at
  December 31, 1994 and $14,263 at June 30, 1995...............           1,555               1,385
Deferred tax asset.............................................          63,487              81,207
Other assets...................................................          58,804              72,808
                                                                 -----------------     -------------
          Total assets.........................................     $ 1,174,365         $ 1,180,154
                                                                  =============          ==========
                      LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Accounts payable and accrued expenses........................     $   246,886         $   319,835
  Deferred revenue.............................................         122,500              17,500
  Deferred tax liability.......................................         222,324             236,829
                                                                 -----------------     -------------
          Total current liabilities............................         591,710             574,164
Professional claims liability..................................         234,456             320,098
                                                                 -----------------     -------------
          Total liabilities....................................         826,166             894,262
                                                                 -----------------     -------------
Commitments and contingencies
Stockholders' equity:
  Common stock; no par value, 100,000 shares authorized, 60,000
     shares issued and outstanding.............................         135,000             135,000
  Unrealized valuation adjustment, net of tax effect...........             835              12,041
  Retained earnings............................................         212,364             138,851
                                                                 -----------------     -------------
          Total stockholders' equity...........................         348,199             285,892
                                                                 -----------------     -------------
          Total liabilities and stockholders' equity...........     $ 1,174,365         $ 1,180,154
                                                                  =============          ==========

                            See accompanying notes.

           NEONATAL AND PEDIATRIC INTENSIVE CARE MEDICAL GROUP, INC.

                            STATEMENTS OF OPERATIONS



                                                                                        SIX MONTHS
                                                                    YEAR ENDED             ENDED
                                                                 DECEMBER 31, 1994     JUNE 30, 1995
                                                                 -----------------     -------------
                                                                                        (UNAUDITED)
Operating revenues:
  Net patient service revenue..................................     $ 3,748,454         $ 2,139,730
                                                                 -----------------     -------------
Operating expenses:
  Stockholders' compensation and benefits......................       1,935,454           1,011,851
  Salaries and benefits........................................       1,280,441             860,133
  Supplies and other operating expenses........................         568,523             356,334
  Depreciation.................................................           2,651                 170
                                                                 -----------------     -------------
          Total operating expenses.............................       3,787,069           2,228,488
                                                                 -----------------     -------------
          Loss from operations.................................         (38,615)            (88,758)
Other income...................................................          15,462               4,376
                                                                 -----------------     -------------
          Loss before income taxes.............................         (23,153)            (84,382)
Income tax provision (benefit).................................           3,572             (10,869)
                                                                 -----------------     -------------
          Net loss.............................................     $   (26,725)        $   (73,513)
                                                                  =============          ==========

                            See accompanying notes.

           NEONATAL AND PEDIATRIC INTENSIVE CARE MEDICAL GROUP, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                COMMON STOCK
                                            --------------------               UNREALIZED
                                            NUMBER OF              RETAINED    VALUATION
                                             SHARES      AMOUNT    EARNINGS    ADJUSTMENT     TOTAL
                                            ---------   --------   ---------   ----------   ---------
Balance at December 31, 1993..............    60,000    $135,000   $ 239,089    $  6,820    $ 380,909
Unrealized valuation adjustment, net of
  tax effect of ($4,168)..................        --          --          --      (5,985)      (5,985)
Net loss..................................        --          --     (26,725)         --      (26,725)
                                            ---------   --------   ---------   ----------   ---------
Balance at December 31, 1994..............    60,000     135,000     212,364         835      348,199
Unrealized valuation adjustment, net of
  tax effect of $11,206 (unaudited).......        --          --          --      11,206       11,206
Net loss (unaudited)......................        --          --     (73,513)         --      (73,513)
                                            ---------   --------   ---------   ----------   ---------
Balance at June 30, 1995 (unaudited)......    60,000    $135,000   $ 138,851    $ 12,041    $ 285,892
                                            ========    ========   =========    ========    =========

                            See accompanying notes.

           NEONATAL AND PEDIATRIC INTENSIVE CARE MEDICAL GROUP, INC.

                            STATEMENTS OF CASH FLOWS



                                                                                        SIX MONTHS
                                                                    YEAR ENDED             ENDED
                                                                 DECEMBER 31, 1994     JUNE 30, 1995
                                                                 -----------------     -------------
                                                                                        (UNAUDITED)
Cash flows from operating activities:
  Net loss.....................................................      $ (26,725)          $ (73,513)
  Adjustments to reconcile net loss to net cash and cash
     equivalents provided by (used in) operating activities:
     Depreciation..............................................          2,651                 170
     Provision for uncollectible accounts......................        129,046              24,389
     Provision for deferred taxes..............................          3,767               7,992
     Changes in assets and liabilities:
       Accounts receivable.....................................       (306,184)             66,145
       Prepaid expenses and other assets.......................        (29,347)            (17,835)
       Accounts payable and accrued expenses...................         25,268              72,950
       Deferred revenues.......................................         40,833            (105,000)
       Professional claims liability...........................         37,550              85,642
                                                                 -----------------     -------------
          Net cash provided by (used in) operating
            activities.........................................       (123,141)             60,940
Cash flows from investing activities:
  Purchase of equity securities................................       (183,079)           (149,399)
  Sale of equity securities....................................        212,822              88,374
  Purchase of property and equipment...........................         (4,856)                 --
                                                                 -----------------     -------------
          Net cash provided by (used in) investing
            activities.........................................         24,887             (61,025)
                                                                 -----------------     -------------
          Net decrease in cash and cash equivalents............        (98,254)                (85)
Cash and cash equivalents at beginning of year.................        293,170             194,916
                                                                 -----------------     -------------
Cash and cash equivalents at end of year.......................      $ 194,916             194,831
                                                                 =================     =============
Supplemental disclosure of cash flow information:
  Cash paid for taxes..........................................      $  10,641           $     800
                                                                 =================     =============

                            See accompanying notes.

           NEONATAL AND PEDIATRIC INTENSIVE CARE MEDICAL GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. GENERAL:

     The principal business activity of Neonatal and Pediatric Intensive Medical Care Group, Inc. ("the Company") is to provide physician services to hospital-based neonatal and pediatric intensive care units. Contractual arrangements with hospitals are: (a) fee-for-service contracts whereby hospitals agree, in exchange for the Company's services, to authorize the Company and its healthcare professionals to bill and collect the professional component of the charges for medical services rendered by the Company's healthcare professionals; and (b) administrative fees whereby the Company is assured a minimum revenue level for the services provided. In addition, the Company has a revenue sharing agreement with another medical group which also provides services at certain hospitals where the Company provides services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Accounts Receivable and Revenues

     Accounts receivable are primarily amounts due under discounted fee-for-service contracts with hospitals, medical groups and third-party payors, such as insurance companies, self-insured employers, patients and government-sponsored health care programs in the State of California. These receivables are presented net of contractual adjustments and an estimated allowance for uncollectibles which is charged to operations based on an evaluation of expected collections resulting from an analysis of current and past due accounts, past collection experience in relation to amounts billed and other relevant information. Contractual adjustments result from the difference between the physician rates for services performed, including withholding provisions, and reimbursement by government-sponsored healthcare programs and insurance companies for such services. Bad debts are included in contractual allowances and uncollectibles because they are not considered material.

     Concentration of credit risk relating to accounts receivable is limited by the number and diversity of the neonatology units managed by the Company, as well as by the large number of patients and payors. Approximately one-third of the Company's net patient service revenue is derived from Medi-Cal, the California Medicaid program. Receivables from Medi-Cal made up approximately 13% of accounts receivable at December 31, 1994.

  Deferred Revenues

     The Company receives certain fees from hospitals for its services which are paid in advance. The payments are recognized as earned on a straight-line basis over the remaining contract period.

  Cash and Cash Equivalents

     Cash and cash equivalents are defined as all highly liquid financial instruments with maturities of 90 days or less from the date of purchase. The Company maintains its cash and cash equivalents which consist primarily of demand deposits, amounts on deposit in a money market account with principally one financial institution and short-term government securities which subjects it to concentrations of credit risk. At times such balances may exceed the Federal Deposit Insurance Corporation limits.

  Property and Equipment

     Property and equipment is recorded at cost. Depreciation of property and equipment is computed on the double-declining-balance method over the estimated useful lives of five years. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is reflected in operations.

           NEONATAL AND PEDIATRIC INTENSIVE CARE MEDICAL GROUP, INC.

  Professional Liability Coverage

     The Company maintains professional liability coverage which indemnifies the Company and its stockholder and employee physicians and independent contractor physicians on a claims-made basis. The Company records an estimate of its liabilities for claims incurred but not reported. Such liabilities are not discounted.

  Income Taxes

     The Company computes its income taxes utilizing Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes,"which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse.

  Investments

     The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities ("SFAS NO. 115").

     This Statement classifies investments into one of three categories: held-to-maturity, available-for-sale, or trading. Debt securities that an enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity.

     The Company classifies its investments as available-for-sale. The basis on which cost is determined is the specific identification method which the Company uses when computing realized gains and losses. Gains of $10,623 and losses of $5,861 were realized on the sale of investments in securities for the year ended December 31, 1994. Gains and losses for the six months ended June 30, 1995 were $841 and $395, respectively. Gross unrealized gains and losses were $1,996 and $580, at December 31, 1994 and $20,310 and $650 at June 30, 1995, respectively.

  Charity Care

     The Company provides care to patients who meet certain criteria under its charity care policy without charge. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported as revenue.

           NEONATAL AND PEDIATRIC INTENSIVE CARE MEDICAL GROUP, INC.

3. INCOME TAXES:

     The following table presents the current and deferred income tax provision (benefit) for federal and state income taxes:



                                                                                    SIX MONTHS
                                                                YEAR ENDED             ENDED
                                                             DECEMBER 31, 1994     JUNE 30, 1995
                                                             -----------------     -------------
                                                                                    (UNAUDITED)
    Current:
      Federal..............................................      $ (10,982)          $      --
      State................................................            800                 800
                                                             -----------------     -------------
                                                                   (10,182)                800
                                                             -----------------     -------------
    Deferred:
      Federal..............................................         11,920             (10,390)
      State................................................          1,834              (1,279)
                                                             -----------------     -------------
                                                                    13,754             (11,669)
                                                             -----------------     -------------
                                                                 $   3,572           $ (10,869)
                                                             ================      =============

     The provision for income taxes differs from the amount obtained by applying the federal statutory income tax rate to income before provision for income taxes as follows:

                                                               YEAR ENDED
                                                            DECEMBER 31, 1994
                                                            -----------------      SIX MONTHS
                                                                                      ENDED
                                                                                  JUNE 30, 1995
                                                                                  -------------
                                                                                   (UNAUDITED)
    Federal statutory rate................................         35.0%               35.0%
    State income tax, net of federal benefit..............         (7.4)                 .4
    Change in valuation allowance.........................        (21.9)              (20.3)
    Officer's life insurance..............................        (16.3)               (2.2)
    Meals and entertainment...............................         (6.0)                (.2)
    Other, net............................................          1.2                  .2
                                                                 ------              ------
                                                                  (15.4)%              12.9%
                                                            ==============        ==========

           NEONATAL AND PEDIATRIC INTENSIVE CARE MEDICAL GROUP, INC.

     The deferred tax asset/(liability) is comprised of the following:

                                                        DECEMBER 31, 1994   JUNE 30, 1995
                                                        -----------------   -------------
    Deferred tax asset (long-term):
    Professional claims liability.....................      $ 103,864         $ 141,803
    Other.............................................        (14,518)          (13,571)
                                                        -----------------   -------------
                                                               89,346           128,232
    Less: valuation adjustment........................        (25,859)          (47,025)
                                                        -----------------   -------------
                                                            $  63,487         $  81,207
                                                        ==================  =============
    Deferred tax liability (short-term):
    Allowance for uncollectibles......................      $  57,167         $  67,972
    Deferred revenue..................................         54,268             7,753
    Accrual to cash adjustments.......................       (333,458)         (303,798)
    Other.............................................           (301)           (8,756)
                                                        -----------------   -------------
                                                            $(222,324)        $(236,829)
                                                        ==================  =============

     The change in the valuation allowance increased by $5,070 in the year ended December 31, 1994 and $21,166 for the six months ended June 30, 1995.

        At December 31, 1994 the Company had a state net operating loss carryforward (NOL) of approximately $6,000 which will expire in 1999. At June 30, 1995 the Company had federal and state net operating losses of approximately $47,000 and $40,000, respectively, which will expire in 2010 and 2000, respectively.

     The acquisition of the Company referred to in Note 8 will constitute a change in control under both Section 382 of the Internal Revenue Code and related state law. As a result, the amount of NOL carryovers that may be utilized in a tax year subsequent to the acquisition is limited to the "long-term tax exempt rate" (presently 5.88% for ownership changes during August
1995) times the value of the Company. The value of the Company is subject to specific rules under section 382 of the Internal Revenue Code and related state tax law.

     The sources of deferred taxes and the tax effect of each are as follows:



                                                                             SIX MONTHS
                                                           YEAR ENDED           ENDED
                                                        DECEMBER 31, 1994   JUNE 30, 1995
                                                        -----------------   -------------
                                                                             (UNAUDITED)
    Allowance for uncollectibles......................      $  57,167         $  10,804
    Accrual to cash adjustments.......................        (71,659)           29,660
    Deferred revenue..................................         18,089           (46,515)
    Professional claims liability.....................         16,634            37,939
    Other.............................................        (29,243)          (17,714)
    Net operating loss................................          1,507            18,661
                                                        -----------------   -------------
                                                               (7,505)           32,835
    Valuation allowance...............................         (6,249)          (21,166)
                                                        -----------------   -------------
                                                              (13,754)           11,669
                                                        -----------------   -------------
    Unrealized valuation adjustment (reflected in the
      statement of stockholders' equity)..............          4,168           (11,206)
                                                        -----------------   -------------
                                                            $  (9,586)        $     463
                                                        ==================  =============

           NEONATAL AND PEDIATRIC INTENSIVE CARE MEDICAL GROUP, INC.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

     Accounts payable and accrued expenses consist of the following:

                                                             DECEMBER 31, 1994   JUNE 30, 1995
                                                             -----------------   --------------
                                                                                  (UNAUDITED)
    Accrued retirement.....................................      $ 229,000          $229,000
    Accrued vacation.......................................         14,141            15,386
    Accounts payable.......................................          3,745            75,449
                                                             -----------------   --------------
                                                                 $ 246,886          $319,835
                                                             ==============      ===========

5. RELATED-PARTY TRANSACTIONS:

     For the year ended December 31, 1994, the Company paid approximately $84,000 ($52,000 for the six months ended June 30, 1995) in billing fees to a company for the billing and collection of revenue (the "Billing Company") in which certain shareholders of the Company have a controlling ownership. In addition, the Company rents certain employees to the Billing Company at its cost. The reimbursement for these services is presented net in the accompanying statement of operations and amounted to approximately $81,000 in 1994 and $48,000 for the six months ended June 30, 1995.

6. RETIREMENT PLANS:

     The Company has two qualified defined contribution employee benefit plans (the "Plans") as allowed under Section 401 of the Internal Revenue Code, which include a 401(k)/profit-sharing plan ("401(k) Plan") and a money purchase plan ("Money Purchase Plan") which covers substantially all employees. Employees who have completed 12 months of service and are at least 21 years old are eligible to participate and will become participants in the Plans following eligibility effective on certain dates which are based on each of the Plans' years.

     The 401(k) Plan permits participant contributions and a discretionary amount determined by the Company which are fully vested upon contribution. In addition, the Company may elect to contribute from the profits of the Company up to 15% of its annual compensation expense (as defined in the Plan) which is allocated to each participant based on a relationship of his/her compensation to total compensation, with graduated vesting over 6 years of service.

     Under the provisions of the Money Purchase Plan, the Company shall contribute to the Plan on behalf of each eligible participant an amount equal to approximately 6.13% of the participant's compensation (as defined in the Plan) for such Plan year which is subject to certain limitations. These amounts are allocated to each participant based on a relationship of his/her compensation to total compensation with graduated vesting over 7 years of service.

     The Company approved contributions of $229,000 to the Plans which were expensed for the year ended December 31, 1994.

7. COMMITMENTS:

     The Company has employment agreements with certain employee physicians that expire in various months ranging from June to September 1995. As of December 31, 1994 the terms of the agreements commit the Company to pay approximately $374,000 ($43,000 at June 30, 1995) in compensation for the remainder of the agreements' terms. In addition, the agreements provide the Company with the right to automatically extend the agreements, unless the employee gives appropriate notice as defined in each agreement.

           NEONATAL AND PEDIATRIC INTENSIVE CARE MEDICAL GROUP, INC.

8. SUBSEQUENT EVENT:

     On June 13, 1995, the Company announced it had reached an agreement in principle to be acquired by Pediatrix Medical Group of California, P.C., a separate legal entity that contracts with Pediatrix Medical Group, Inc., in a stock transaction in exchange for cash.

     Consummation of the sale is conditioned upon satisfactory resolution of the following items: the satisfactory completion of due diligence by Pediatrix, the successful negotiation of arrangements with the hospitals now serviced by the Company and the successful negotiation of any other professional relationships necessary to effectuate a continuum of the Company's professional services presently rendered.

                           NEONATAL SPECIALISTS, LTD.

                              FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
Neonatal Specialists, Ltd.
Phoenix, Arizona

     We have audited the accompanying balance sheet of Neonatal Specialists, Ltd. as of December 31, 1995, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of Neonatal Specialists, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements present fairly, in all material respects, the financial position of Neonatal Specialists, Ltd. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Johnson & Moser, Ltd.

Scottsdale, Arizona
February 22, 1996

                           NEONATAL SPECIALISTS, LTD.

                                 BALANCE SHEET
                               DECEMBER 31, 1995

                                    ASSETS:

Current assets:
  Cash..........................................................................    $  3,456
  Accounts Receivable -- Net (Note 1)...........................................     851,180
  Stockholder's Advances (Note 2)...............................................       2,646
  Other Receivables (Note 2)....................................................      88,169
  Deposits......................................................................       1,090
                                                                                    --------
          Total current assets..................................................    $946,541
                                                                                    ========
                           LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Accounts Payable..............................................................    $ 22,313
  Other Payables (Note 2).......................................................     146,835
  Interest Payable..............................................................       1,086
  Payroll Taxes Payable.........................................................       2,199
  Profit Sharing Plan Payable (Note 4)..........................................      53,236
  Treasury Stock Payable (Note 3)...............................................      20,947
  Deferred Compensation (Note 3)................................................     133,365
                                                                                    --------
          Total current liabilities.............................................     379,981
Stockholders' equity:
  Common Stock, $10 Par Value, 255 Shares Issued................................       2,550
  Retained Earnings.............................................................     604,010
                                                                                    --------
                                                                                     606,560
  Treasury Stock, 102 Shares, at Cost (Note 3)..................................     (40,000)
                                                                                    --------
          Total stockholders' equity............................................     566,560
                                                                                    --------
          Total liabilities and stockholders' equity............................    $946,541
                                                                                    ========

                See accompanying notes to financial statements.

                           NEONATAL SPECIALISTS, LTD.

                   STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

Medical revenues, net of patient refunds.......................................    $4,086,713
Operating expenses.............................................................     3,716,612
                                                                                   ----------
          Total operating income...............................................       370,101
                                                                                   ----------
Other income (expenses):
  Other Income.................................................................        36,777
  Interest Income..............................................................         5,438
  Interest Expense.............................................................        (7,521)
                                                                                   ----------
  Net Income -- Other..........................................................        34,694
                                                                                   ----------
Net income.....................................................................       404,795
Retained earnings at beginning of year.........................................       199,215
                                                                                   ----------
Retained earnings at end of year...............................................    $  604,010
                                                                                    =========

                See accompanying notes to financial statements.

                           NEONATAL SPECIALISTS, INC.

                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

Cash flows from operating activities:

  Net Income...................................................................    $ 404,795
  Adjustments to reconcile net income to net cash used by operating activities:
     (Increase) Decrease in Assets:
       Accounts Receivable -- Net..............................................       54,503
       Other Receivables.......................................................      (88,169)
       Stockholder's Advances..................................................       (2,646)
       Deposits................................................................        1,070
     Increase (Decrease) in Liabilities:
       Accounts Payable........................................................        1,676
       Other Payables..........................................................      146,836
       Interest Payable........................................................         (204)
       Payroll Taxes Payable...................................................     (167,216)
       Income Taxes Payable....................................................       (2,155)
       Profit Sharing Plan Payable.............................................       22,690
       Treasury Stock Payable..................................................      (17,403)
       Deferred Compensation...................................................      (40,535)
                                                                                   ---------
          Net cash provided by operating activities............................      313,242
Cash flows from financing activities:
     Distributions to Stockholders.............................................     (430,452)
                                                                                   ---------
Net decrease in cash and equivalents...........................................     (117,210)
Cash and equivalents at beginning of year......................................      120,666
                                                                                   ---------
Cash and equivalents at end of year............................................    $   3,456
                                                                                   =========

                See accompanying notes to financial statements.

                           NEONATAL SPECIALISTS, LTD.

                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     This summary of significant accounting policies is presented to assist in understanding the Neonatal Specialists, Ltd.'s ("Company") financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

  Business Activities

     The Company is a professional corporation. The stockholders are physicians specializing in the field of neonatology. The area of service is mainly in Phoenix, Arizona. The Company receives patients from a wider geographical area serviced by transport/air ambulance services. Services are provided within hospital settings, based on contracts between the Company and the various hospitals. The Company has fee agreements with the State of Arizona and insurance providers.

  Accounts Receivable

     Accounts receivable are primarily amounts due under discounted fee-for-service contracts with hospitals and third-party payors, such as insurance companies and government-sponsored health care programs in the State of Arizona. These receivables are presented net of contractual adjustments and an estimated allowance for uncollectibles of $244,000 which is charged to operations based on an evaluation of expected collections resulting from an analysis of current and past due accounts, past collection experience in relation to amounts billed and other relevant information. Contractual adjustments result from the difference between the physician rates for services performed, including withholding provisions, and reimbursement by government-sponsored healthcare programs and insurance companies for such services.

  S Corporation -- Income Tax Status

     The Company elected the C Corporation status in 1991. In 1995, this election was changed to an S Corporation.

     In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. As a result, provision or liability for federal and state income taxes has not been included in the financial statements.

  Cash Equivalents

     For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 -- RELATED PARTY TRANSACTIONS

     The Company has entered into contractual agreements with two related parties. CMJ Leasing, L.P. leases fixed assets to the Company. Med-Support, L.P. leases employees to the Company.

     For the year ended December 31, 1995, total expenses charged to the Company by CMJ Leasing, L.P. and Med-Support, L.P. were $36,000 and $1,613,160, respectively. At year-end, the Company was owed $87,169 by CMJ Leasing, L.P., but owed Med-Support, L.P. $145,835.

     As of December 31, 1995, one stockholder had been advanced $2,646 on a non-interest bearing basis.

                           NEONATAL SPECIALISTS, LTD.

NOTE 3 -- TREASURY STOCK AND DEFERRED COMPENSATION PAYABLES

     Deferred compensation and payments for the Company's treasury stock are paid to former stockholders. In 1994, the Company entered into a contract to buy back stock from former stockholders. Part of the agreement included deferred compensation to the former stockholders.

NOTE 4 -- RETIREMENT PLANS

     The Company covers substantially all of its employees under two qualified defined contribution employee benefit plans (the "Plans") as allowed under
Section 401 of the Internal Revenue Code. The Plans include a profit sharing plan ("Profit Sharing Plan") and a money purchase plan ("Money Purchase Plan"). Employees who have completed 12 months of service and are at least 21 years old are eligible to participate and will become participants in the Plans following eligibility effective on certain dates which are based on each of the Plan's years. The participants of the Plans with less than five years of service are subject to a vesting schedule, with less than one year of service having 0% vested and for 1-5 years, 20% vested per year beginning with the completion of the first year. Vesting of 100% occurs when the participants reach normal retirement age or upon death or disability prior to the completion of the 5 years of service. The Plans cover all "Leased Employees" as determined in accordance with Section 414(n)(6) of the Internal Revenue Code.

     Under the provisions of the Profit Sharing Plan, the Company may elect to contribute from the profits of the Company a percentage of annual compensation expense, as defined. The amount allocated to each participant is based on the percentage of his/her compensation to the total compensation of the Company.

     The Money Purchase Plan directs the Company to contribute to the Plan on behalf of each eligible participant an amount equal to 5% of the participant's annual compensation, as defined, subject to certain limitations. The amount allocated to each participant is based on the percentage of his/her compensation to the total compensation of the Company.

NOTE 5 -- CONTINGENT LIABILITY

     The Company has an automobile lease for an employee of Med-Support, L.P. The balance due as of December 31, 1995, was $5,338, and is due to be paid off by December 31, 1996. The Company's stockholders are liable for the remainder of the payments.

NOTE 6 -- CASH FLOW INFORMATION

     Supplemental cash flow information relative to cash payments for the year ended December 31, 1995 is as follows:

                    Interest....................................  $6,435
                    Income Taxes................................  $2,155

NOTE 7 -- SUBSEQUENT EVENTS

  Sale of Business

     On January 16, 1996, the Company's stockholders sold all outstanding shares of the Company to an affiliate of Florida-based Pediatrix Medical Group, Inc. a publicly held company traded on NASDAQ, for an amount in excess of book value. As part of the sales agreement, the treasury stock and deferred compensation debts were paid in full by the Company's stockholders.

                     PEDIATRIC AND NEWBORN CONSULTANTS, PC

                              FINANCIAL STATEMENTS

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Pediatric and Newborn Consultants, PC

     I have audited the accompanying balance sheet of Pediatric and Newborn Consultants, PC as of December 31, 1995 and the related statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Pediatric and Newborn Consultants, PC's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pediatric and Newborn Consultants, PC as of December 31, 1995 and the results of its activities and its cash flows for the year then ended in conformity with generally accepted accounting principles.

DEON E. FITCH, CPA

Englewood, Colorado
March 15, 1996

                     PEDIATRIC AND NEWBORN CONSULTANTS, PC

                                 BALANCE SHEET

                                                                               DECEMBER 31, 1995
                                                                               -----------------
                                             ASSETS
Current assets
  Cash.......................................................................      $  10,596
  Accounts receivable, net...................................................        426,402
  Stockholder loans..........................................................          8,289
                                                                               -----------------
                                                                                     445,287
                                                                               -----------------
Property and equipment
  Equipment and furnishings..................................................         18,893
  Less accumulated depreciation..............................................        (18,795)
                                                                               -----------------
                                                                                          98
                                                                               -----------------
Other assets
  Deferred sales commissions.................................................         20,175
  Unamortized organization costs.............................................            800
  Security deposit...........................................................            400
                                                                               -----------------
                                                                                      21,375
                                                                               -----------------
          Total assets.......................................................      $ 466,760
                                                                               =============
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable and withheld taxes........................................      $   9,958
  Accrued retirement plan contributions......................................         35,875
  Deferred compensation......................................................         12,490
                                                                               -----------------
                                                                                      58,323
                                                                               -----------------
Stockholders' equity
  Common stock, no par value, 10,000 shares authorized, 5,000 shares issued
     and outstanding.........................................................          5,098
  Retained earnings..........................................................        403,339
                                                                               -----------------
                                                                                     408,437
                                                                               -----------------
          Total liabilities and stockholders' equity.........................      $ 466,760
                                                                               =============

   The accompanying notes are an integral part of these financial statements.

                     PEDIATRIC AND NEWBORN CONSULTANTS, PC

                  STATEMENT OF EARNINGS AND RETAINED EARNINGS

                                                                                  YEAR ENDED
                                                                               DECEMBER 31, 1995
                                                                               -----------------
Revenue
  Hospital contracts.........................................................     $   676,412
  Patient fees, net..........................................................       1,646,635
                                                                               -----------------
          Total revenue......................................................       2,323,047
                                                                               -----------------
Expense
  Salaries and wages
     Physicians..............................................................       1,463,005
     Staff physicians........................................................         230,221
     Physician assistants and administrative.................................          95,560
  Payroll taxes and employee benefits........................................          79,998
  Retirement benefits........................................................         131,989
  Contract office services...................................................          17,576
  Amortization...............................................................             200
  Professional development...................................................           3,375
  Practice development.......................................................          30,902
  Contract medical coverage..................................................          16,500
  Office.....................................................................          15,708
  Hospital dues and licenses.................................................           5,050
  Malpractice insurance......................................................          39,596
  Billing services...........................................................          80,084
  Professional fees..........................................................          11,838
  Vehicle....................................................................          19,663
  Charitable contributions...................................................           1,875
                                                                               -----------------
          Total expense......................................................       2,243,140
                                                                               -----------------
Net earnings.................................................................          79,907
Retained earnings, beginning.................................................              --
Transfer of accounts receivable and accounts payable on incorporation,
  accrual basis..............................................................         323,432
                                                                               -----------------
Retained earnings, ending....................................................     $   403,339
                                                                                =============

   The accompanying notes are an integral part of these financial statements.

                     PEDIATRIC AND NEWBORN CONSULTANTS, PC

                            STATEMENT OF CASH FLOWS

                                                                                  YEAR ENDED
                                                                               DECEMBER 31, 1995
                                                                               -----------------
Cash flows from operating activities.........................................     $ 2,237,294
  Cash received from fees and services.......................................      (2,201,834)
                                                                               -----------------
  Cash paid to employees and other
          Net cash provided from operating activities........................          35,460
                                                                               -----------------
Cash flows from (used in) investing activities
  Stockholder loans..........................................................          (8,289)
  Deferred sales commissions.................................................         (20,175)
  Organization costs.........................................................          (1,000)
  Security deposit...........................................................            (400)
                                                                               -----------------
          Net cash used in investing activities..............................         (29,864)
                                                                               -----------------
Cash flows from financing activities
  Proceeds from issuance of common stock.....................................           5,000
                                                                               -----------------
          Net cash from financing activities.................................           5,000
                                                                               -----------------
Net increase in cash.........................................................          10,596
Cash, beginning of year......................................................              --
                                                                               -----------------
Cash, end of year............................................................     $    10,596
                                                                                =============
Reconciliation of net earnings to net cash provided by operating activities:
  Net earnings...............................................................     $    79,907
  Adjustments
     Amortization............................................................             200
     Increase in receivables.................................................         (85,753)
     Increase in payables....................................................          41,106
                                                                               -----------------
     Net cash provided from operating activities.............................     $    35,460
                                                                                =============
Supplemental schedule of non-cash transactions
Non-cash transfers of assets and liabilities on incorporation:
  Net property transfer in exchange for common stock.........................     $        98
                                                                                =============
  Transfer of accounts receivable, retained earnings, beginning..............     $   340,649
  Transfer of accounts payable, retained earnings, beginning.................         (17,217)
                                                                               -----------------
  Net transfer of accounts receivable and payables on incorporation..........     $   323,432
                                                                                =============

        The accompanying notes are an integral part of these statements.

                     PEDIATRIC AND NEWBORN CONSULTANTS, PC

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

1. NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

  Nature of Activities

     Pediatric and Newborn Consultants, PC, a Colorado professional service corporation and hereafter referred to as PNC, was formed to provide neonatal and pediatric services through the practice of medicine in Colorado. PNC commenced operations in January, 1995 as a continuation of Pediatric and Newborn Consultants, a general partnership.

     PNC uses the modified-cash method of accounting for reporting the results of its activities for financial statement and income tax purposes. Under this method, revenues are reported when received, expenses when paid and retirement plan contributions when incurred.

     The accompanying special purpose financial statements have been prepared on the accrual basis.

  Accounts Receivable, Contractual Adjustments

     Accounts receivable is composed of outstanding patient fees and services, net of estimated uncollectible accounts and contractual adjustments based on collection experience.

                                                               DECEMBER 31, 1995   DECEMBER 31, 1994
                                                               -----------------   -----------------
Accounts receivable..........................................      $ 802,538           $ 720,379
Estimated uncollectible accounts.............................       (146,535)           (196,304)
Contractual adjustments......................................       (229,601)           (183,426)
                                                               -----------------   -----------------
Accounts receivable, net.....................................      $ 426,402           $ 340,649
                                                               =============       =============

  Property

     Fully depreciated property of $18,893 is still in use as of December 31, 1995.

  Statement of Cash Flows

     For the purposes of the statement of cash flows, PNC considers all highly liquid debt instruments purchased with a maturity of three months or less and certificates of deposits to be cash.

  Income Taxes

     PNC and its shareholders have elected to be classified as an S corporation for federal and state income tax purposes and accordingly all items subject to taxation generally pass-through the corporation and are taxed in conjunction with the shareholder's individual income tax returns.

  Deferred Compensation

     In April, 1995, in accordance with the terms and conditions of an employment agreement, PNC agreed to pay a terminating physician/shareholder a portion of the outstanding accounts receivable as of April 30, 1995 as collected. In February, 1996, PNC negotiated a final settlement for the compensation obligation.

  Retirement Plans

     PNC maintains a money-purchase pension plan and a profit-sharing plan for some of its eligible employees with one year of full-time service. Contributions to the money purchase pension plan are based on compensation, integrated with social security and subject to a vesting schedule on termination of employment. Contributions to the profit-sharing plan are at the discretion of the board of directors, based on compensation and subject to a vesting schedule on termination of employment.

                     PEDIATRIC AND NEWBORN CONSULTANTS, PC

     During 1995, PNC allocated the following amounts to its retirement plans.

                                                           MONEY PURCHASE
                      PARTICIPANTS                            PENSION       PROFIT-SHARING    TOTAL
- ---------------------------------------------------------  --------------   --------------   --------
Physician/shareholders...................................     $ 40,835         $ 49,165      $ 90,000
Staff....................................................       16,455           25,534        41,989
                                                           --------------   --------------   --------
          Totals.........................................     $ 57,290         $ 74,699      $131,989
                                                           ============      ==========      ========

     In conjunction with the sale of its professional practice, PNC has agreed to terminate its retirement plans on or before December 31, 1996 and provide full vesting for all plan participants.

  Incorporation and Issuance of Common Stock

     On January 3, 1995, the partners of Pediatric and Newborn Consultants, a general partnership, transferred their interests in the partnership's assets including outstanding accounts receivable, accounts payable, work in progress and cash in the amount of $5,000 to Pediatric and Newborn Consultants, PC in exchange for 5,000 shares of no par value, common stock of Pediatric and Newborn Consultants, PC.

2. COMMITMENTS AND CONTINGENCIES

  Revenue and Support

     PNC derives substantially all of its revenue including interrelated patient fees, use of office and clinic facilities and administrative services from various short-term, renewable contracts with some of the hospitals in the metro-Denver area. Should a significant reduction in the level of this revenue and support occur, PNC programs and activities may be affected.

     The value of the use of the office and clinic facilities and administrative services applicable to these contracts has not been reflected in the accompanying financial statements.

  Office Facility

     In December, 1995, PNC secured an office facility for a one year term beginning January 1, 1996. Under the lease, rent in the amount of $400 per month plus a prorata share of the monthly maintenance is payable during the term.

3. SUBSEQUENT EVENTS

  Sale of Professional Practice

     In December, 1995, PNC and its shareholders negotiated a letter of intent to sell, assign and transfer all of its assets, hospital contracts, business rights/goodwill and restrictive covenants, excluding cash and outstanding accounts receivable and payable to Pediatrix Medical Group of Colorado, P.C., a separate legal entity that contracts with Pediatrix Medical Group, Inc.

     Final negotiations for the sale and assignment, which includes contingent, additional sales consideration based on productivity and activities during the one-year, post-closing period, were completed on January 29, 1996. Subsequent to the sale, PNC became a nonprofessional service corporation.

  Deferred Sales Commissions Agreement

     In conjunction with the sale of the professional practice, PNC contracted with Nord Capital Group, Inc. to assist in the negotiations. In addition to the sales commissions applicable to the completed portions of the sales agreement, PNC agreed to assign an undivided six percent interest in its contingent, additional sales consideration arrangement applicable to the one-year, post-closing period.

                        ROCKY MOUNTAIN NEONATOLOGY, P.C.

                              FINANCIAL STATEMENTS

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Rocky Mountain Neonatology, P.C.

     We have audited the accompanying balance sheet of Rocky Mountain Neonatology, P.C. as of December 31, 1995 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rocky Mountain Neonatology, P.C. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Fort Lauderdale, Florida
June 17, 1996

                        ROCKY MOUNTAIN NEONATOLOGY, P.C.

                                 BALANCE SHEETS

                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995           1996
                                                                       ------------   ------------
                                                                                      (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents..........................................    $157,095      $  477,879
  Accounts receivable, net...........................................     634,267         675,926
  Prepaid expenses...................................................      77,607          62,566
                                                                         ----------    ----------
          Total current assets.......................................     868,969       1,216,371
  Furniture and equipment, net of accumulated depreciation of $2,737
     at December 31, 1995 and $2,949 at March 31, 1996...............       1,878           1,666
                                                                         ----------    ----------
          Total assets...............................................    $870,847      $1,218,037
                                                                         ========      ==========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses..............................    $ 18,679      $   20,188
  Salaries payable...................................................          --         371,640
  Patient overpayments...............................................      83,276          89,521
  Hospital salary reimbursement payable..............................      83,329          25,000
  Professional claims liability......................................      72,842          72,842
  Deferred tax liability.............................................     233,131         243,059
                                                                         ----------    ----------
          Total current liabilities..................................     491,257         822,250
                                                                         ----------    ----------
Commitments (Note 6)
Stockholders' equity:
  Common stock; $1 par value, 50,000 shares authorized, 6,000 shares
     issued and outstanding..........................................       6,000           6,000
  Retained earnings..................................................     373,590         389,787
                                                                         ----------    ----------
     Total stockholders' equity......................................     379,590         395,787
                                                                         ----------    ----------
     Total liabilities and stockholders' equity......................    $870,847      $1,218,037
                                                                         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                        ROCKY MOUNTAIN NEONATOLOGY, P.C.

                            STATEMENTS OF OPERATIONS

                                                                                     THREE MONTHS
                                                                       YEAR ENDED        ENDED
                                                                      DECEMBER 31,     MARCH 31,
                                                                          1995           1996
                                                                      ------------   -------------
                                                                                      (UNAUDITED)
Net patient service revenue.........................................   $3,105,845     $   954,900
                                                                       ----------     -----------
Operating expenses:
  Stockholders' compensation and benefits...........................    1,973,395         671,640
  Salaries and benefits.............................................      344,494         111,193
  Supplies and other operating expenses.............................      428,779         106,175
  Insurance expense.................................................       70,411          18,641
  Hospital salary reimbursement.....................................       83,329          25,000
  Depreciation......................................................        1,236             212
                                                                       ----------     -----------
          Total operating expenses..................................    2,901,644         932,861
                                                                       ----------     -----------
Income from operations..............................................      204,201          22,039
Other income........................................................        7,721           4,086
                                                                       ----------     -----------
          Income before income taxes................................      211,922          26,125
Income tax provision................................................       80,530           9,928
                                                                       ----------     -----------
          Net income................................................   $  131,392     $    16,197
                                                                       ==========     ===========

   The accompanying notes are an integral part of these financial statements.

                        ROCKY MOUNTAIN NEONATOLOGY, P.C.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                              COMMON STOCK
                                                           ------------------
                                                            NUMBER              RETAINED
                                                           OF SHARES   AMOUNT   EARNINGS    TOTAL
                                                           ---------   ------   --------   --------
Balance, December 31, 1994...............................    6,000     $6,000   $242,198   $248,198
Net income...............................................       --         --    131,392    131,392
                                                           ---------   ------   --------   --------
Balance, December 31, 1995...............................    6,000      6,000    373,590    379,590
Net income (unaudited)...................................       --         --     16,197     16,197
                                                           ---------   ------   --------   --------
Balance, March 31, 1996 (unaudited)......................    6,000     $6,000   $389,787   $395,787
                                                           =======     ======   ========   ========

   The accompanying notes are an integral part of these financial statements.

                        ROCKY MOUNTAIN NEONATOLOGY, P.C.

                            STATEMENTS OF CASH FLOWS

                                                                                      THREE MONTHS
                                                                        YEAR ENDED       ENDED
                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995           1996
                                                                       ------------   ------------
                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income.........................................................   $  131,392      $ 16,197
  Adjustments to reconcile net income to net cash and cash
     equivalents provided by operating activities:
     Provision for deferred taxes....................................       80,530         9,928
     Depreciation....................................................        1,236           212
     Changes in assets and liabilities:
       Accounts receivable...........................................     (102,337)      (41,659)
       Prepaid expenses and other assets.............................      (37,463)       15,041
       Accounts payable and accrued expenses.........................        1,722         1,509
       Salaries payable..............................................           --       371,640
       Patient overpayments..........................................       12,592         6,245
       Hospital salary reimbursement payable.........................       68,536       (58,329)
                                                                        ----------      --------
          Net cash provided by operating activities..................      156,208       320,784
                                                                        ----------      --------
Net increase in cash and cash equivalents............................      156,208       320,784
Cash and cash equivalents, beginning of year/period..................          887       157,095
                                                                        ----------      --------
Cash and cash equivalents, end of year/period........................   $  157,095      $477,879
                                                                        ==========      ========

   The accompanying notes are an integral part of these financial statements.

                        ROCKY MOUNTAIN NEONATOLOGY, P.C.

                         NOTES TO FINANCIAL STATEMENTS

1. GENERAL:

     The principal business activity of Rocky Mountain Neonatology, P.C. (the "Company") is to provide physician services to hospital-based neonatal and pediatric intensive care units to two hospitals in the Denver, Colorado area. Contractual arrangements with hospitals are: (a) fee-for-service contracts whereby hospitals agree, in exchange for the Company's services, to authorize the Company and its healthcare professionals to bill and collect the professional component of the charges for medical services rendered by the Company's healthcare professionals; and (b) administrative fees for providing medical director services for neonatal and/or pediatric departments in the hospitals where the Company provides physician services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Accounting Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Accounts Receivable and Revenues:

     Accounts receivable are primarily amounts due under discounted fee-for-service contracts with medical groups and third-party payors, such as insurance companies, self-insured employers, patients and government-sponsored health care programs in the State of Colorado. These receivables are presented net of contractual adjustments and an estimated allowance for uncollectibles which is charged to operations based on an evaluation of expected collections resulting from an analysis of current and past due accounts, past collection experience in relation to amounts billed and other relevant information. Contractual adjustments result from the difference between the physician rates for services performed, including withholding provisions, and reimbursement by government-sponsored healthcare programs and insurance companies for such services. Bad debts are included in contractual allowances and uncollectibles because they are not considered material.

     Concentration of credit risk relating to accounts receivable is limited by the large number of patients and payors that the Company manages. Approximately 29% of the Company's net patient service revenue is derived from Medicaid.

  Cash and Cash Equivalents:

     Cash and cash equivalents are defined as all highly liquid financial instruments with maturities of 90 days or less from the date of purchase. The Company maintains its cash and cash equivalents which consist primarily of demand deposits and amounts on deposit in a money market account with principally one financial institution.

  Furniture and Equipment:

     Furniture and equipment is recorded at cost. Depreciation of furniture and equipment is computed on the straight line method over the estimated useful lives of five years. Upon sale or retirement of furniture and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is reflected in operations.

                        ROCKY MOUNTAIN NEONATOLOGY, P.C.

  Professional Liability Coverage:

     The Company maintains professional liability coverage which indemnifies the Company and its stockholders and employee physicians on a claims made basis. The Company records an estimate of its liabilities for claims incurred but not reported. Such liabilities are not discounted.

  Income Taxes:

     The Company computes its income taxes utilizing Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse.

  Charity Care:

     The Company provides care to patients who meet certain criteria under its charity care policy without charge. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported as revenue.

  Interim Financial Statements:

     The financial statements at March 31, 1996 and for the three months ended March 31, 1996, are unaudited and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments necessary for a fair statement of the results of interim periods. The results of the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year or any other interim period.

3. ACCOUNTS RECEIVABLE AND NET PATIENT SERVICE REVENUE:

     Accounts receivable consist of the following:

                                                                       DECEMBER 31,
                                                                           1995
                                                                       ------------
          Gross accounts receivable..................................  $   973,779
          Less: allowance for contractual adjustments and
            uncollectibles...........................................     (389,512 )
          Administrative fees........................................       50,000
                                                                       ------------
                                                                       $   634,267
                                                                       ============

     Net patient service revenue consists of the following:

                                                                       DECEMBER 31,
                                                                           1995
                                                                       ------------
          Gross patient service revenue..............................  $ 4,190,338
          Less contractual adjustments and uncollectibles............   (1,467,160 )
          Administrative fees........................................      382,667
                                                                       ------------
                                                                       $ 3,105,845
                                                                       ============

     Administrative fees are received by the Company for providing medical director services under annual agreements with the hospitals where the Company provides physician services. These agreements are automatically renewable, unless otherwise terminated.

                        ROCKY MOUNTAIN NEONATOLOGY, P.C.

4. RETIREMENT PLANS:

     The Company has two qualified defined contribution employee benefit plans (the "Plans") as allowed under Section 401 of the Internal Revenue Code, which include a 401(k)/profit sharing plan ("401(k) Plan") and a money purchase plan ("Money Purchase Plan") which covers substantially all employees. Employees who have completed 24 months of service and are at least 21 years old are eligible to participate and will become participants in the Plans following eligibility effective on certain dates which are based on each of the Plan's years.

     The 401(k) Plan permits participant contributions and a discretionary amount determined by the Company which are fully vested upon contribution. In addition, the Company may elect to contribute from the profits of the Company a percentage of annual compensation expense, as defined, which is allocated to each participant based on a relationship of his/her compensation to total compensation, with immediate vesting upon contribution.

     Under the provisions of the Money Purchase Plan, the Company shall contribute to the Plan on behalf of each eligible participant an amount equal to 5% of the participant's annual compensation, as defined, subject to certain limitations. These amounts are allocated to each participant based on a relationship of his/her compensation to total compensation, with immediate vesting upon contribution.

     The Company approved contributions of $180,000 to the Plans which were expensed for the year ended December 31, 1995.

5. INCOME TAXES:

     The components of the income tax provision is as follows:

                                                                         DECEMBER 31,
                                                                             1995
                                                                         ------------
          Deferred:
            Federal....................................................    $ 74,173
            State......................................................       6,357
                                                                           --------
                                                                           $ 80,530
                                                                           ========

     The provision for income taxes differs from the amount obtained by applying the federal statutory income tax rate to income before provision for income taxes as follows:

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                             1995
                                                                         ------------
          Federal statutory rate.......................................      35.0%
          State income tax, net of federal benefit.....................       3.0
                                                                             ----
          Effective rate...............................................      38.0%
                                                                             ====

                        ROCKY MOUNTAIN NEONATOLOGY, P.C.

     The significant components of the deferred income tax assets and liabilities at December 31, 1995 are as follows:

          Accounts receivable...........................................  $(241,022)
          Prepaid expenses..............................................    (29,491)
          Patient overpayments..........................................     31,644
          Hospital salary reimbursement payable.........................     31,665
          Professional claims liability.................................     27,680
          Accrual to cash adjustments...................................    (59,418)
          Other.........................................................      5,811
                                                                          ---------
                    Net current deferred tax liability..................  $(233,131)
                                                                          =========

6. COMMITMENTS:

     The Company has an employment agreement with an employee physician that expires on June 30, 1997. As of December 31, 1995, the terms of the agreement commit the Company to pay approximately $293,000 to the employee physician in compensation for the remainder of the agreement's term.

     The Company is a lessee of office space under an operating lease that expires on April 24, 1997. Future minimum payments under the lease are $29,550 and $10,047 for fiscal years 1996 and 1997, respectively. Total rent expense under this lease was $30,230 for the year ended December 31, 1995.

7. SUBSEQUENT EVENT:

     Effective May 1, 1996, the capital stock of the Company was acquired by Pediatrix Acquisition Corp., a separate legal entity which contracts with Pediatrix Medical Group, Inc., in exchange for an aggregate cash purchase price of $7.2 million.

                         WEST TEXAS NEONATAL ASSOCIATES

                              FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT

The Partners
West Texas Neonatal Associates

     We have audited the accompanying balance sheet of West Texas Neonatal Associates (a Partnership) as of December 31, 1995 and the related statements of income and partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Texas Neonatal Associates as of December 31, 1995 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

LINDA G. MEDLOCK P.C.

June 10, 1996
El Paso, Texas

                         WEST TEXAS NEONATAL ASSOCIATES

                                 BALANCE SHEETS

                                                                        DECEMBER 31,    MARCH 31,
                                                                            1995          1996
                                                                        ------------   -----------
                                                                                       (UNAUDITED)
                                              ASSETS
Current assets:
  Checking -- Texas commerce..........................................    $     --      $ 156,596
  Accounts receivable -- trade........................................     558,343        496,604
  Accounts receivable -- Internal Revenue Service.....................       2,200             --
                                                                          --------      ---------
          Total current assets........................................     560,543        653,200
                                                                          --------      ---------
Property and equipment:
  Furniture and fixtures..............................................       3,550          3,550
     Less: accumulated depreciation...................................      (3,550)        (3,550)
                                                                          --------      ---------
     Net property and equipment.......................................          --             --
                                                                          --------      ---------
          Total assets................................................    $560,543      $ 653,200
                                                                          ========      =========
                                 LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
  Bank overdraft......................................................    $ 24,541      $      --
  Accounts payable -- CMBS............................................      13,757         22,110
  Payroll taxes payable...............................................         374            357
  Accounts payable -- Jose Arellano, M.D. P.A.........................          --          6,339
                                                                          --------      ---------
          Total current liabilities...................................      38,672         28,806
                                                                          --------      ---------
Partners' equity:
  Capital -- Ayo......................................................     255,286        305,179
  Capital -- Caviglia.................................................     266,585        319,215
                                                                          --------      ---------
          Total partners' equity......................................     521,871        624,394
                                                                          --------      ---------
          Total liabilities and partners' equity......................    $560,543      $ 653,200
                                                                          ========      =========

     Notes to financial statements are an integral part of these financial statements.

                         WEST TEXAS NEONATAL ASSOCIATES

                   STATEMENTS OF INCOME AND PARTNERS' EQUITY

                                                                    YEAR ENDED      THREE MONTHS
                                                                   DECEMBER 31,    ENDED MARCH 31,
                                                                       1995             1996
                                                                   ------------    ---------------
                                                                                     (UNAUDITED)
Medical fee income...............................................  $  2,269,543       $ 561,088
                                                                   ------------       ---------
Operating expenses:
  Billing service................................................       160,519          46,878
  Patient refunds................................................         4,924             354
  Business promotion.............................................            --             236
  Contract labor.................................................         5,050             825
  Insurance -- malpractice.......................................        21,549              --
  Insurance -- employee health...................................        17,955           5,032
  Insurance -- general...........................................            --           1,326
  Legal and accounting...........................................         2,600           1,100
  Medical books..................................................            --             700
  Miscellaneous..................................................         2,505              --
  Office supplies................................................           188              --
  Office maintenance.............................................         2,566              --
  Penalties......................................................             4              --
  Professional fees -- other.....................................        99,349          57,258
  Salaries and wages.............................................       306,761          94,250
  Seminars.......................................................           450              --
  Taxes -- payroll...............................................        21,433           7,567
  Telephone......................................................         1,316             320
  Travel.........................................................           529              --
                                                                   ------------       ---------
          Total operating expenses...............................       647,698         215,846
                                                                   ------------       ---------
          Operating income.......................................     1,621,845         345,242
Other income (expense):
  Interest income................................................             7              18
                                                                   ------------       ---------
          Net income.............................................     1,621,852         345,260
Partners' equity at beginning of year/period.....................       419,787         521,871
Partners draw....................................................    (1,519,768)       (242,737)
                                                                   ------------       ---------
Partners' equity at end of year/period...........................  $    521,871       $ 624,394
                                                                   ============       =========

    Notes to financial statements are an integral part of these statements.

                         WEST TEXAS NEONATAL ASSOCIATES

                            STATEMENTS OF CASH FLOWS

                                                                                     THREE MONTHS
                                                                      YEAR ENDED        ENDED
                                                                     DECEMBER 31,     MARCH 31,
                                                                         1995            1996
                                                                     ------------   --------------
                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Cash received from patients......................................   $2,155,044      $  622,828
  Cash collected from other sources................................            7              18
  Cash paid to billing service, patients and employees.............     (467,129)       (133,129)
  Cash paid for general and administrative expenses................     (176,075)        (65,843)
                                                                      ----------      ----------
          Net cash provided by operating activities................    1,511,847         423,874
                                                                      ----------      ----------
Cash flows from financing activities:
  Cash paid to partner -- Ayo......................................     (764,769)       (122,737)
  Cash paid to partner -- Caviglia.................................     (755,000)       (120,000)
                                                                      ----------      ----------
Net cash used by financing activities..............................   (1,519,769)       (242,737)
                                                                      ----------      ----------
Net (decrease) increase in cash and cash equivalents...............       (7,922)        181,137
Cash and cash equivalents at beginning of year/period..............      (16,619)        (24,541)
                                                                      ----------      ----------
Cash and cash equivalents at end of year/period....................   $  (24,541)     $  156,596
                                                                      ==========      ==========
Reconciliation of net income to net cash provided by operating activities:
  Net income.......................................................   $1,621,852      $  345,260
                                                                      ----------      ----------
  Adjustments to reconcile net income to net cash provided by operating activities:
     (Increase) decrease in accounts receivable -- trade...........     (114,499)         61,740
     (Increase) decrease accounts receivable -- IRS................       (1,508)             --
     (Increase) decrease accounts payable..........................        6,002          16,874
                                                                      ----------      ----------
     Total adjustments.............................................     (110,005)         78,614
                                                                      ----------      ----------
     Net cash provided by operating activities.....................   $1,511,847      $  423,874
                                                                      ==========      ==========

     Notes to financial statements are an integral part of these financial statements.

                         WEST TEXAS NEONATAL ASSOCIATES

                         NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

     The Company's accounting policies conform to generally accepted accounting principles based on the accrual method of accounting.

  Nature of Operations

     The Company, a partnership, is engaged in the business of providing medical services at its location in El Paso, Texas.

  Property and Equipment

     Property and equipment are carried at cost. Management has elected to calculate depreciation using the accelerated cost recovery system (ACRS) and the modified accelerated cost recovery system (MACRS). These are not acceptable methods for financial statements under generally accepted accounting principles. Generally accepted accounting principles require depreciating cost over an asset's estimated useful life using an acceptable method. The effect of this departure from generally accepted accounting principles on financial position, results of operations, and cash flows has not been determined.

  Bad Debts

     Bad debts are accounted for using the direct write-off method. Expense is recognized only when a specific account is determined to be uncollectible. The effects of using this method approximate those of the allowance method.

2. INCOME TAXES:

     The Partnership is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the Partnership is taxed to the partners in their individual returns.

3. ECONOMIC DEPENDENCY:

     The Company operates in El Paso, Texas, and has contracts with Sierra Medical Center and Providence Hospital (which are owned by the Tenet Corporation). All services are provided through these two hospitals.

4. CONCENTRATION OF CREDIT RISK:

     The Company grants credit without collateral to its patients, most of whom are local residents and are insured under third-party payor agreements. The major source of income consists of fees from medicaid and private insurance.

5. SUBSEQUENT EVENT:

     The Company has signed a contract to sell its assets to Pediatrix Medical Group of Texas, P.A. effective May 30, 1996. The two partners will remain as employees and continue to provide neonatal services.

                            INFANT CARE SPECIALISTS
                        MEDICAL GROUP, INC. & SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Infant Care Specialists Medical Group, Inc. & Subsidiary:

     We have audited the accompanying consolidated balance sheet of Infant Care Specialists Medical Group, Inc. (a California corporation) and Subsidiary as of December 31, 1995, and the related consolidated statements of operations and retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Infant Care Specialists Medical Group, Inc. and Subsidiary as of December 31, 1994 were audited by other auditors, whose report dated September 20, 1995 expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infant Care Specialists Medical Group, Inc. and Subsidiary as of December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The general and administrative expense detail for the year ended December 31, 1995 presented in Exhibit I is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The general and administrative expense detail for the year ended December 31, 1994 presented in Exhibit I was subjected to the auditing procedures applied in the December 31, 1994 audit of the basic financial statements by other auditors, whose report on such information stated that it was fairly stated in all material respects in relation to the December 31, 1994 basic financial statements taken as a whole.

HARLAN & BOETTGER

San Diego, California
May 7, 1996

            INFANT CARE SPECIALISTS MEDICAL GROUP, INC. & SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                               AS OF DECEMBER 31,      MARCH 31,
                                                             -----------------------   ----------
                                                                1994         1995         1996
                                                             ----------   ----------   ----------
                                                                                       (UNAUDITED)
ASSETS
Current Assets
  Cash.....................................................  $  364,121   $  128,085   $  114,164
  Accounts receivable, net of allowance for mandatory
     adjustments of $5,247,098, $3,358,706 and $4,765,882
     for 1994, 1995 and March 31, 1996 (Note A)............   5,150,777    3,542,341    3,496,407
  Prepaid expenses and other current assets................     106,790       15,239           --
                                                             ----------   ----------   ----------
          Total current assets.............................   5,621,688    3,685,665    3,610,571
Property and equipment, net (Note B).......................     338,695      305,867      282,845
Investment in partnership (Note C).........................     302,570      327,804      327,804
Deferred income tax assets.................................      70,050       73,655       37,979
Deposits...................................................       8,584        8,583        8,583
                                                             ----------   ----------   ----------
                                                             $6,341,587   $4,401,574   $4,267,782
                                                              =========    =========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Line of credit -- current (Note H).......................  $    9,350   $   10,200   $   10,200
  Capital lease obligations -- current portion.............      11,268       12,960       12,964
  Accounts payable and accrued expenses....................     174,244      190,982      158,259
  Accrued pension contribution payable (Note D)............     748,653      370,186      370,186
  Note payable -- other (Note G)...........................     433,185      377,846      200,656
  Note payable -- affiliate (Note E).......................     267,050      245,000      245,000
  Income taxes payable.....................................      11,265      109,823       41,423
  Deferred income taxes (Notes A and F)....................   2,027,875    1,371,169    1,424,809
                                                             ----------   ----------   ----------
          Total Current Liabilities........................   3,682,890    2,688,166    2,463,497
Commitments (Note I)
  Line of credit, less current portion (Note H)............      41,650       31,450       28,900
  Capital lease obligations, less current portion..........      55,051       42,340       39,252
  Minority interest in subsidiary..........................       8,785       (7,211)        (532)
                                                             ----------   ----------   ----------
          Total Liabilities                                   3,788,376    2,754,745    2,531,117
Stockholders' Equity
  Common stock, $1 par value; 200,000 shares authorized;
     900 shares issued and outstanding.....................         900          900          900
  Preferred stock, $1 par value; 200,000 shares authorized;
     1,300, 1,800 and 1,900 shares issued and outstanding,
     respectively..........................................       1,300        1,800        1,900
  Additional paid-in-capital...............................       1,310        1,310        1,310
  Retained earnings........................................   2,549,701    1,642,819    1,732,555
                                                             ----------   ----------   ----------
          Total Stockholders' Equity.......................   2,553,211    1,646,829    1,736,665
                                                             ----------   ----------   ----------
                                                             $6,341,587   $4,401,574   $4,267,782
                                                              =========    =========    =========

   The accompanying notes are an integral part of these financial statements.

            INFANT CARE SPECIALISTS MEDICAL GROUP, INC. & SUBSIDIARY

          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                                                                         THREE
                                                      YEARS ENDED DECEMBER 31,          MONTHS
                                                    -----------------------------        ENDED
                                                       1994              1995          MARCH 31,
                                                    -----------       -----------     -----------
                                                                                         1996
                                                                                      -----------
                                                                                      (UNAUDITED)
Income
  Professional fees...............................  $ 9,933,406       $10,363,733     $ 2,939,229
  Management fees.................................      692,216                --         238,231
  Interest income (expense).......................       15,560            50,699          (2,957)
  Other income (expense)..........................        8,128            (3,181)             --
  Minority interest in net income of subsidiary...       (7,021)           15,996          (6,679)
                                                    -----------       -----------     -----------
          Total income............................   10,642,289        10,427,247       3,167,824
Operating expenses
  Payroll and payroll taxes.......................    4,977,124         7,373,320       2,115,199
  Liability insurance.............................      260,552           353,074         137,533
  Disability insurance............................      256,411           165,827          68,450
  General and administrative......................    1,221,433         1,203,395         302,826
  Management fees.................................           --           194,056              --
  Billing service fee.............................      460,684           124,482           7,222
  Depreciation and amortization...................       45,423            93,116          23,022
  Profit sharing plan contributions (Note D)......      748,653           483,411          94,407
  Physician moonlighting..........................      427,257           417,922          54,599
  Independent contracting.........................       88,746            33,070          18,275
  Transcription fees..............................      133,808           134,962          51,829
  University expenses.............................    3,163,062         1,303,005         113,810
                                                    -----------       -----------     -----------
          Total operating expenses................   11,783,153        11,879,640       2,987,172
                                                    -----------       -----------     -----------
(Loss) income before income taxes.................   (1,140,864)       (1,452,393)        180,652
(Benefit) provision for income taxes (Notes A and
  F)..............................................     (384,055)         (545,511)         90,916
                                                    -----------       -----------     -----------
Net (loss) income.................................     (756,809)         (906,882)         89,736
Retained earnings, beginning of year..............    3,306,510         2,549,701       1,642,819
                                                    -----------       -----------     -----------
Retained earnings, end of year....................  $ 2,549,701       $ 1,642,819     $ 1,732,555
                                                     ==========        ==========      ==========

   The accompanying notes are an integral part of these financial statements.

            INFANT CARE SPECIALISTS MEDICAL GROUP, INC. & SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         THREE
                                                                                         MONTHS
                                                              YEARS ENDED DECEMER -     ENDED
                                                                       31,             MARCH 31,
                                                             -----------------------   ----------
                                                                1994         1995         1996
                                                             ----------   ---------    ----------
                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net (loss) income........................................  $ (756,809)  $ (906,882)  $   89,736
  Adjustments to reconcile net (loss) income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization.........................      45,423       93,113       23,022
     Expenses accrued under notes payable..................     491,859           --           --
     Loss (gain) on investment in partnership..............       1,230      (25,234)          --
     Minority interest in net income of subsidiary.........       7,021      (15,994)       6,679
     Change in assets and liabilities:
       Accounts receivable.................................     122,671    1,608,436       45,934
       Employee receivable.................................        (300)       2,064           --
       Management fees receivable..........................     489,166           --           --
       Prepaid expenses....................................     102,235       81,987       15,239
       Deposits............................................      (8,584)          --           --
       Income taxes receivable.............................      (2,500)       7,500           --
       Tax benefit.........................................          --       (3,605)      35,676
       Accounts payable and accrued expenses...............      99,331       16,737      (32,721)
       Accrued pension plans...............................     123,516     (378,467)          --
       Income taxes payable................................      11,265       98,558      (68,400)
       Note payable, other.................................          --           --     (177,192)
       Deferred income taxes...............................    (396,920)    (656,706)      53,640
                                                             ----------   ----------   ----------
Net cash provided by (used in) operating activities........     328,604      (78,493)      (8,387)
                                                             ----------   ----------   ----------
Cash flows from investing activities:
  Purchases of fixed assets................................    (197,295)     (60,285)          --
  Payments on related party debt...........................          --      (22,050)          --
                                                             ----------   ----------   ----------
Net cash used in investing activities......................    (197,295)     (82,335)          --
                                                             ----------   ----------   ----------
Cash flows from financing activities:
  Proceeds (payments) on line of credit....................      51,000       (9,350)      (2,550)
  Principal payments on capital leases.....................      (4,855)     (11,019)      (3,084)
  Decrease in notes payable................................          --      (55,339)          --
  Principal payments in notes payable -- other.............     (36,625)          --           --
  Proceeds from issuance of preferred stock................         200          500          100
                                                             ----------   ----------   ----------
Net cash provided by (used in) financing activities........       9,720      (75,208)      (5,534)
                                                             ----------   ----------   ----------
Net increase (decrease) in cash............................     141,029     (236,036)     (13,921)
Cash, beginning of year....................................     223,092      364,121      128,085
Cash, end of year..........................................  $  364,121   $  128,085   $  114,164
                                                              =========    =========    =========

   The accompanying notes are an integral part of these financial statements.

            INFANT CARE SPECIALISTS MEDICAL GROUP, INC. & SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Organization

     Infant Care Specialists Medical Group, Inc. (the Company) was incorporated under the laws of the State of California on November 15, 1988. The Company provides neonatal medical services through its affiliation agreements with the UC Irvine Medical Center, Division of Neonatal Medicine and with fourteen other Southern California hospitals.

  Basis of Accounting

     The Company's policy is to prepare its financial statements on an accrual basis of accounting. Accordingly, the accompanying financial statements are intended to present the financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

     These financial statements include the accounts of the Company and its 82.36% owned subsidiary, Infant Care Management Services, Inc. (ICMS), a company established to provide management and administrative services to medical practice groups in Southern California.

     All significant intercompany accounts and transactions have been eliminated in consolidation.

  University Affiliation

     All of the physician shareholders and employees of the Company were also employees of the Division of Neonatal/Perinatal Medicine in the Department of Pediatrics of the University of California, Irvine. It has been the practice of the Company to fund the salaries and benefits of the physicians and staff who have paid positions with the University as well as research and teaching expenses. In order to cover these expenses, the Company deposits professional fees with the Regents of the University of California. These funds are used only to support physician salaries, administration salaries, research salaries and miscellaneous research supplies.

  Cash

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less and money market funds to be cash equivalents.

  Accounts Receivable

     Accounts receivable are stated at net realizable value. An allowance for mandatory adjustments has been reflected in the financial statements to reduce accounts receivable for managed care contracts and Medical charges which the Company has agreed to accept at a discounted fee. The total mandatory adjustments at 1995 and 1994 are $3,358,706 and $5,247,098, respectively.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided by the straight-line method over their estimated useful lives as follows:

Leasehold improvements.............   5 years (term of lease)
Furniture and fixtures.............   7 years
Equipment..........................   5 - 7 years
Software...........................   3 years

            INFANT CARE SPECIALISTS MEDICAL GROUP, INC. & SUBSIDIARY

     Upon retirement or disposal of depreciated assets, the cost and related depreciation are removed and the resulting gain or loss is reflected in income. Major renewals and betterments are capitalized while maintenance costs and repairs are expensed in the year incurred.

  Income Taxes

     Deferred tax liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax liabilities of a change in tax rates is recognized in income in the period in which the change is enacted. Temporary differences related principally to differences between the accrual method of accounting used for financial statement purposes and the cash method of accounting used for tax purposes.

  Management Fees

     The Company maintains a management agreement with Infant Care Management Services, Inc. (ICMS). ICMS manages the operations of the Company and receives its net income from the Company in the form of a management fee.

  Concentration of Credit Risk

     Substantially all of the Company's accounts receivables are concentrated within the medical industry, primarily health insurance companies and government insurance providers.

  Reclassifications

     Certain amounts included in the financial statements for 1994 have been reclassified to conform to the current year presentation.

B. PROPERTY AND EQUIPMENT:

     Property and equipment as of December 31, 1994 and 1995 are summarized as follows:

                                                                       1994        1995
                                                                     ---------   ---------
    Furniture and fixtures.........................................  $  76,250   $  83,274
    Equipment......................................................    281,433     319,782
    Software.......................................................     39,738      53,211
    Leasehold improvements.........................................     44,860      46,298
                                                                     ---------   ---------
                                                                       422,281     502,565
    Less: accumulated depreciation.................................   (103,586)   (196,698)
                                                                     ---------   ---------
                                                                     $ 338,695   $ 305,867
                                                                     =========   =========

C. INVESTMENT IN PARTNERSHIP:

     During 1993, the Company acquired a 98% interest in LBW Medical Group, Limited Partnership ("LBW") in exchange for cash of $58,800 and a note payable of $245,000. The Partnership, together with other joint venture partners, plans to invest in and assist in the development and operation of transitional care facilities for infants who are presently being treated in hospital neonatal intensive care units. The Partnership is currently in the development stage of operations and did not generate any revenues during 1995 or 1994

            INFANT CARE SPECIALISTS MEDICAL GROUP, INC. & SUBSIDIARY related to operations. However, the investment earned interest income in 1995 in the amount of $29,392 and incurred expenses of $4,158 (see Note E).

D. ACCRUED PENSION AND PROFIT SHARING EXPENSE:

     The Company maintains both a defined contribution profit sharing plan and a money purchase pension plan covering substantially all employees subject to minimum age and service requirements. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Contributions to the money purchase plan are based upon 5% of eligible compensation. Total pension and profit sharing expense was $483,411 and $748,653 for the years ended December 31, 1995 and 1994, respectively.

     It is the policy of the Company to fund accrued pension and profit sharing contributions prior to the filing of the corporate income tax returns.

E. NOTE PAYABLE TO AFFILIATE:

     The Company has a note payable of $245,000 to LBW, in which the Company has a 98% interest. The note bears interest at 6% per annum and is due on demand.

F. INCOME TAXES:

     As discussed in Note A, the Company adopted SFAS 109, "Accounting for Income Taxes" in 1993 and applied the provisions of this statement retroactively to January 1, 1992. SFAS 109 requires the use of the balance sheet method of accounting for income taxes. Under this method, a deferred tax asset or liability represents the tax effect of temporary differences between financial statement and tax bases of assets and liabilities and is measured using the latest enacted tax rates.

     The provision for income taxes (benefit) for the years ended December 31, 1994 and 1995 are as follows:

                                                                     1994          1995
                                                                   ---------     ---------
    Current provision............................................  $  12,865     $ 114,800
    Deferred benefit.............................................   (396,920)     (660,311)
                                                                   ---------     ---------
         Net benefit.............................................  $(384,055)    $(545,511)
                                                                   =========     =========

G. NOTES PAYABLE:

     Notes payable at December 31, 1994 and 1995 is comprised of the following:

         Non-interest bearing note due to the University of
           California, Irvine as reimbursement for expenses of
           Division of Neonatal Medicine paid by the University
           (see Note A)..........................................  $ 433,185     $ 377,847
                                                                   =========     =========

            INFANT CARE SPECIALISTS MEDICAL GROUP, INC. & SUBSIDIARY

H. LINE OF CREDIT:

     The Company maintains a line of credit facility with City National Bank (the "Bank") which is secured by various fixed assets, with interest at the "prime rate" as announced by the Bank plus 1.25% (8.75% at December 31, 1995). Principal is currently payable at $850 per month plus interest through December 1, 2000.

     The following is a schedule of future maturities of the line of credit as of December 31, 1995:

                                   YEAR ENDING
                                   DECEMBER 31,
        ------------------------------------------------------------------
          1996............................................................  $ 10,200
          1997............................................................    10,200
          1998............................................................    10,200
          1999............................................................    10,200
          2000............................................................       850
                                                                            --------
                                                                              41,650
        Less: current portion.............................................   (10,200)
                                                                            --------
                                                                            $ 31,450
                                                                            ========

I. COMMITMENTS:

     On July 15, 1994, the Company entered into a noncancelable building lease for its operating facility which runs through July 30, 1999. The agreement calls for an annual base rent of $88,402 with an increase of 6% in the fourth and fifth year.

     Net future minimum rental payments required under this lease as of December 31, 1995 are as follows:

                                   YEARS ENDED
                                   DECEMBER 31,
        ------------------------------------------------------------------
          1996............................................................  $ 88,402
          1997............................................................    88,402
          1998............................................................    93,707
          1999............................................................    99,329
                                                                            --------
                                                                            $369,840
                                                                            ========

     Total rent expense charged to operations for the year ended December 31, 1995 and 1994 was $73,669 and $50,183, respectively.

J. SUBSEQUENT EVENT:

     In June of 1996, Pediatrix Medical Group of California, P.C., which is a separate legal entity that contracts with Pediatrix Medical Group, Inc., acquired the operating assets of the Company including its existing contracts with various hospitals and tendered employment contracts to most of its employees. With the funds received, the Company has paid severance fees to all of its employees based upon a formula established by its Board of Directors for years of service with the Company. The Company's future operations include the collection of its remaining accounts receivables, paying its outstanding expenses and liquidation.

                             ADDITIONAL INFORMATION

                                                                       EXHIBIT I

            INFANT CARE SPECIALISTS MEDICAL GROUP, INC. & SUBSIDIARY

                 DETAIL OF GENERAL AND ADMINISTRATIVE EXPENSES

                                                              YEARS ENDED DECEMBER
                                                                       31,             MARCH 31,
                                                             -----------------------   ---------
                                                                1994         1995        1996
                                                             ----------   ----------   ---------
                                                                                       (UNAUDITED)
General and Administrative Expenses
  Auto expense.............................................  $   87,086   $   76,708   $ 10,822
  Practice development.....................................     135,972        9,997        964
  Dues and subscriptions...................................      98,074       87,520     23,401
  Outside services.........................................      33,382       72,918     25,774
  Legal and accounting.....................................     174,152      174,052     96,336
  Education and conferences................................     156,956       84,701     15,293
  Computer maintenance.....................................      24,855       22,921      3,764
  Telephone................................................      59,521       86,571     25,970
  Housing and relocation...................................      15,111       11,787         --
  Supplies.................................................      54,567       91,355      9,200
  Miscellaneous............................................       2,453       20,114      6,888
  Drugs....................................................      35,458       27,578      9,260
  Printing.................................................      12,100       60,438         --
  Meals and entertainment..................................      37,007       43,913     15,333
  Postage..................................................      14,672       70,622      6,063
  Interest.................................................      28,004       19,642         --
  Other insurance..........................................     113,110       50,834     17,624
  Repairs and maintenance..................................         837        1,294         --
  Recruiting...............................................       6,325       10,162         --
  Pension administration...................................      10,650        4,878         --
  Gifts....................................................       6,875        5,849         --
  Rent -- building.........................................      50,183       73,669     34,184
  Rent -- equipment........................................          --       65,987         --
  Licenses and fees........................................       2,745        9,572        932
  Managed care fees........................................      47,535           --         --
  Bank service charges.....................................      14,163       20,313      1,018
                                                             ----------   ----------   ---------
          Total General and Administrative Expenses........  $1,221,433   $1,203,395   $302,826
                                                              =========    =========   =========

                                 Pediatrix Logo


                                3,500,000 SHARES

                                  COMMON STOCK

                                   PROSPECTUS

                           DEAN WITTER REYNOLDS INC.

                               ALEX. BROWN & SONS
                                  INCORPORATED

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                               HAMBRECHT & QUIST

                               SMITH BARNEY INC.

                                           , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Company estimates that expenses payable by it in connection with the offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:

     Securities and Exchange Commission registration fee.....................  $ 96,163
     NASD filing fee.........................................................    29,100
     Nasdaq National Market listing fee......................................    17,500
     Printing expenses.......................................................    50,000
     Accounting fees and expenses............................................   100,000
     Legal fees and expenses.................................................   200,000
     Fees and expenses (including legal fees) for qualifications under state
       securities laws.......................................................    25,000
     Registrar and Transfer Agent's fees and expenses........................     7,000
     Miscellaneous...........................................................    75,237
                                                                               ---------
               Total.........................................................  $600,000
                                                                               ========


     All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimated. The Company intends to pay all expenses of registration with respect to shares being sold by the Selling Shareholders hereunder, with the exception of underwriting discounts and commissions.


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company has authority under Florida law to indemnify its directors and officers to the extent provided in such statute. The Articles provide that the Company shall indemnify its directors to the fullest extent permitted by law either now or hereafter. The Company has also entered into an agreement with each of its directors and certain of its officers wherein it has agreed to indemnify each of them to the fullest extent permitted by law.

     At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Company against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In December 1992, the Company issued 200,000 shares of Common Stock for $2.84 per share, pursuant to the Company's 1992 Employee Stock Purchase Plan. Such shares were issued pursuant to the exemption set forth in Section 4(2) of the Securities Act.

     In January 1994, the Company issued 200,000 shares of Common Stock for $5.00 per share, pursuant to the Company's 1994 Employee Stock Purchase Plan. Such shares were issued pursuant to the exemption set forth in Section 4(2) of the Securities Act.

     In September 1995, immediately prior to the consummation of the Company's initial public offering, the Company issued an aggregate of 4,571,063 shares of Common Stock upon conversion of 4,571,063 shares of Series A Convertible Preferred Stock (the "Convertible Preferred Stock"). The Convertible Preferred Stock had originally been issued pursuant to the terms of a Series A Preferred Stock Purchase Agreement, dated October 26, 1992 (the "Purchase Agreement") for an aggregate purchase price of $13 million. Pursuant to the Purchase Agreement, unpaid dividends of approximately $3.7 million were forgiven upon such conversion. The shares of Common Stock were issued pursuant to the exemption set forth in Section 3(a)(9) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


EXHIBITS                                          DESCRIPTION
- --------      -----------------------------------------------------------------------------------
   1.1   --   Proposed form of Underwriting Agreement(7)
   3.1   --   PMG's Amended and Restated Articles of Incorporation(3.1)(1)
   3.2   --   PMG's Amended and Restated Bylaws(3.2)(1)
   4.1   --   Registration Rights Agreement, dated as of September 13, 1995 between PMG and certain shareholders(4.1)(1)
   5.1   --   Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. as to the
              validity of the Common Stock being registered(7)
  10.1   --   PMG's Amended and Restated Stock Option Plan(5)
  10.2   --   Form of Indemnification Agreement between PMG and each of its directors and certain executive officers(10.2)(1)
  10.3   --   Employment Agreement, dated as of January 1, 1995, as amended, between PMG and
              Roger J. Medel, M.D.(10.3)(1)
  10.4   --   Employment Agreement, dated as of February 1, 1995, as amended, between PMG and
              Richard J. Stull, II(10.4)(1)
  10.5   --   Employment Agreement, dated as of May 1, 1995, as amended, between PMG and Larry M.
              Mullen(10.5)(1)
  10.6   --   Employment Agreement, dated as of February 1, 1995, as amended, between PMG and
              Cathy J. Lerman, as amended(10.6)(1)
  10.7   --   Employment Agreement, dated as of February 1, 1995, as amended, between PMG and
              Brian D. Udell, M.D., as amended(10.7)(1)
  10.8   --   Employment Agreement, dated as of July 27, 1993, between PMG and Frederick V.
              Miller, M.D.(10.8)(1)
  10.9   --   Employment Agreement, dated as of November 6, 1995, between Kristen Bratberg and
              Pediatrix(4)
  10.10  --   Mortgage, Security Agreement and Assignment of Leases and Rents, dated as of
              September 30, 1993, made by PMG in favor of The First National Bank of
              Boston(10.22)(1)
  10.11  --   The Company's Profit Sharing Plan(10.23)(1)
  10.12  --   Form of Non-Competition and Nondisclosure Agreement(10.24)(1)
  10.13  --   Form of Exclusive Management and Administrative Services Agreement between PMG and each of the PA Contractors(10.25)(1)
  10.14  --   Agreement for Purchase and Sale of Stock, dated July 27, 1995, between Pediatrix
              Medical Group of California and Neonatal and Pediatric Intensive Care Medical
              Group, Inc. and the individual physicians set forth in Exhibit A therein(10.26)(1)
  10.15  --   NICU Medical Director Appointment, dated as of July 27, 1993, between PMG and
              Frederick V. Miller, M.D.(10.28)(1)
  10.16  --   Stock Purchase Agreement, effective January 16, 1996, between Jack C. Christensen,
              M.D., Cristina Carballo-Perelman, M.D., Michael C. McQueen, M.D., Neonatal
              Specialists, Ltd. and Brian Udell, M.D.(2.1)(2)
  10.17  --   Asset Purchase Agreement, effective January 16, 1996, between Med-Support, L.P. and
              Neonatal Specialists, Ltd.(2.2)(2)
  10.18  --   Asset Purchase Agreement, effective January 16, 1996, between CMJ Leasing, L.P. and
              Neonatal Specialists, Ltd.(2.3)(2)

EXHIBITS                                          DESCRIPTION
- --------      -----------------------------------------------------------------------------------
  10.19  --   Asset Purchase Agreement, dated January 29, 1996, among Pediatrix Medical Group of
              Colorado, P.C., Pediatric and Newborn Consultants, P.C., and the shareholders of
              PNC(2.1)(3)
  10.20  --   Agreement and Plan of Merger, dated January 29, 1996, among Pediatrix Medical Group of Colorado, P.C., Colorado Neonatal Associates, P.C. and the shareholders of
              CNA(2.1)(3)
  10.21  --   Employment Agreement, dated June 1, 1996, between PMG and M. Douglas Cunningham,
              M.D.(7)
  10.22  --   Airplane Purchase Agreement, dated March 22, 1996, between PMG and Learjet Inc.(7)
  10.23  --   PMG's 1996 Qualified Employee Stock Purchase Plan (10.25)(5)
  10.24  --   PMG's 1996 Non-Qualified Employee Stock Purchase Plan (10.26)(5)
  10.25  --   First Amended and Restated Credit Agreement, dated as of June 27, 1996, between
              PMG, certain PA Contractors, The First National Bank of Boston and SunTrust Bank(7)
  10.26  --   Modification of Mortgage, dated as of June 27, 1996, between PMG and The First
              National Bank of Boston(7)
  11.1   --   Statement re computation of per share earnings(7)
  21.1   --   Subsidiaries of Pediatrix(21.1)(1)
  23.1   --   Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (to be
              included in its opinion to be filed as Exhibit 5.1)(7)
  23.2   --   Consent of Coopers & Lybrand L.L.P.(6)
  23.3   --   Consent of Johnson & Moser, Ltd.(6)
  23.4   --   Consent of Deon E. Fitch, CPA(6)
  23.5   --   Consent of Linda G. Medlock P.C.(6)
  23.6   --   Consent of Harlan & Boettger(6)
  24.1   --   Reference is made to the Signatures section of this Registration Statement for the
              Power of Attorney contained therein(7)
  24.2   --   Secretary's Certificate of resolution of Board of Directors(7)


- ---------------

(1) Incorporated by reference to the exhibit shown in parentheses and filed with the Pediatrix Form S-1 (File No. 33-95086).
(2) Incorporated by reference to the exhibit shown in parenthesis and filed with the Pediatrix Form 8-K, dated January 31, 1996.
(3) Incorporated by reference to the exhibit shown in parenthesis and filed with the Pediatrix Form 8-K, dated February 8, 1996.
(4) Incorporated by reference to the exhibit shown in parenthesis and filed with the Pediatrix Form 10-K, dated March 26, 1996.
(5) Incorporated by reference to the exhibit shown in parenthesis and filed with the Pediatrix Form 10-Q, dated May 10, 1996.
(6) Filed herewith.
(7) Previously filed.

     (b) Financial Statement Schedules:

     The following supplemental schedules can be found on the indicated pages of this Registration Statement.

                                         ITEM                                       PAGE
    ------------------------------------------------------------------------------  ----
    Report of Independent Auditors on Supplemental Financial Statement
      Schedules...................................................................  S-1
    Schedule II: Valuation and Qualifying Accounts................................  S-2

     All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on July 24, 1996.


                                          PEDIATRIX MEDICAL GROUP, INC.

                                          By:      /s/  ROGER J. MEDEL, M.D.*
                                            ------------------------------------
                                                    Roger J. Medel, M.D.
                                               President and Chief Executive
                                                         Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.


                  SIGNATURE                                  TITLE                      DATE
- ---------------------------------------------   --------------------------------   --------------
            /s/  ROGER J. MEDEL, M.D.*          President, Chief Executive          July 24, 1996
- ---------------------------------------------     Officer and Director
            Roger J. Medel, M.D.                  (principal executive officer)

            /s/  RICHARD J. STULL, II*          Executive Vice President, Chief     July 24, 1996
- ---------------------------------------------     Operating Officer and Director
            Richard J. Stull, II

            /s/  LAWRENCE M. MULLEN*            Vice President and Chief            July 24, 1996
- ---------------------------------------------     Financial Officer (principal
             Lawrence M. Mullen                   financial officer and
                                                  principal accounting officer)

               /s/  E. ROE STAMPS, IV*          Director                            July 24, 1996
- ---------------------------------------------
              E. Roe Stamps, IV

                 /s/  BRUCE R. EVANS*           Director                            July 24, 1996
- ---------------------------------------------
               Bruce R. Evans

       /s/  FREDERICK V. MILLER, M.D.*          Director                            July 24, 1996
- ---------------------------------------------
          Frederick V. Miller, M.D.

             /s/  MICHAEL FERNANDEZ*            Director                            July 24, 1996
- ---------------------------------------------
              Michael Fernandez

              /s/  ALBERT H. NAHMAD*            Director                            July 24, 1996
- ---------------------------------------------
              Albert H. Nahmad

       *By:       /s/  CATHY J. LERMAN
- ---------------------------------------------
               Cathy J. Lerman
              Attorney-in-fact

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Pediatrix Medical Group, Inc.
Fort Lauderdale, Florida

     In connection with our audits of the consolidated financial statements of Pediatrix Medical Group, Inc. as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, which financial statements are included in this Prospectus, we have also audited the financial statements listed in Item 16 herein.

     In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

COOPERS & LYBRAND L.L.P.

Fort Lauderdale, Florida
January 29, 1996

                         PEDIATRIX MEDICAL GROUP, INC.

                 SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 1993, DECEMBER 31, 1994, AND DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                               1993         1994         1995
                                                             --------     --------     --------
Allowance for contractual adjustments and uncollectibles:
Balance at beginning of year...............................  $  7,188     $  9,770     $ 13,246
  Portion charged against operating revenue................    25,475       30,885       40,843
  Accounts receivable written-off (net of recoveries)......   (22,893)     (27,409)     (41,001)
                                                             --------     --------     --------
Balance at end of year.....................................  $  9,770     $ 13,246     $ 13,088
                                                             ========     ========     ========

                                       S-2